
10012650







Men's Wearhouse

Annual Report

2009



EN'S WEARHOUSE®

FREE GROUND SHIPPING ON ALL ORDERS

SHOES




Letter to our Stakeholders



2009 was a challenging year, but as we have done in the past, Men's Wearhouse responded with the decisive actions that difficult times require. By significantly reducing costs, increasing our business efficiencies and enhancing our value proposition, we were able to increase our market share and leave ourselves well positioned for the future. In doing so, we maintained our focus on the employees, customers and financial stability that have kept our Company strong in both good times and bad.

Maintaining Our Corporate Culture

Regardless of the economic environment, our employees remain our key stakeholders. We are a customer-driven business, and the ability of our employees to interact with our customers and build strong relationships is fundamental to our continued success. In 2009, our employees appreciation of the Company was reflected in their willingness to adapt to challenging circumstances.

During this difficult time, management worked hard to be fair, respectful and compassionate. We believe that our being again named to Fortune Magazine's 100 Best Companies to Work for List, which is based on employee feedback, attests to the fact that our corporate culture remains strong.

FORTUNE
100 BEST
COMPANIES
TO WORK FOR® 2010


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SPECIAL EVENTS




We moved from
an everyday value
posture to a
promotional stance

Elevating Our Value Proposition

In 2009, we made the strategic decision to use our position of strength to aggressively pursue market share. In executing this strategy, we shifted from an everyday value posture to an elevated promotional stance and increased our branded presence to entice customers that equate brands with quality. We will continue to make sure that our current and potential customers clearly understand our value proposition.

Tuxedo Operations

Despite the macroeconomic weakness, our tuxedo rental business performed well in 2009. We continued to enhance our retail merchandise assortment in our Men's Wearhouse and Tux stores, most notably suit separates, dress shirts and ties to accommodate our younger prom and wedding tuxedo rental customer.

In 2010, we introduced our offer of a free suit for qualified wedding parties, which we hope will drive a considerable amount of tuxedo revenue, while introducing new customers to our quality merchandise and outstanding customer service. Going forward, we believe that our leading market position gives us a strong base for future growth.

Building The K&G Brand

K&G made incremental progress in 2009 as leadership continued to implement new products and pricing strategies. During the year, we expanded our women's assortment and experienced an 11 percent increase in comparable store sales in that category. Big and Tall and Boy's categories also did well. Though the development of the K&G brand is a multi-year process, we believe that K&G will benefit from today's more price conscious consumers.





Moores increased suit sales by 18 percent





Maintaining Our Leading Market Position At Moores

Though Moores also faced a challenging economic environment in 2009, we took steps similar to those we took at Men's Wearhouse in order to preserve our leading market share position in Canada. As a result of our promotional pricing and expanded branded offerings, we increased suit unit sales by 18 percent.

Developing Promising Businesses

Though Twin Hill continues to enjoy excellent relationships with high profile customers, many of the companies that we supply with uniforms had a difficult year, which negatively impacted our performance. We have now focused our attention on the hospitality industry, and we recently launched a comprehensive new catalog targeting this sector.

Focusing On Financial Stability

In 2009, we took dramatic steps to bring our operating costs in line with the conditions impacting our business and the economy as a whole. In streamlining our organization, cutting our freight expenditures, reducing our store occupancy expense and implementing distribution center efficiencies, we succeeded in lowering costs by over $50 million. Though we are pleased with this outcome, we know that 2010 may be another challenging year, and we are prepared to respond as necessary should conditions warrant.



Looking Ahead

As we go forward in 2010, we do so with the belief that there has been a fundamental shift in the way people spend money. In short, we have moved from a position of conspicuous consumption to one of conspicuous frugality, which we believe bodes well for our business. In the coming year, we will continue to pursue new

Our website receives
1 million hits per month





opportunities. Chief among these is capitalizing on our web-based business. Today, our website receives 1 million hits per month, and when you add these to our existing customer relationships from which we can draw, you can see the tremendous opportunity for growth. With opportunities like this, and the support of our employees, customers, vendors and shareholders, I am confident in our ability to navigate through this economic downturn.

Respectfully,

George Zimmer
Chairman of the Board and Chief Executive Officer

April 2010





UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 30, 2010

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

COMMISSION FILE NUMBER 1-16097

THE MEN'S WEARHOUSE, INC.
(Exact Name of Registrant as Specified in its Charter)

Texas (State or Other Jurisdiction of Incorporation or Organization)	74-1790172 (IRS Employer Identification Number)
6380 Rogerdale Road Houston, Texas (Address of Principal Executive Offices)	77072-1624 (Zip Code)

(281) 776-7000
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X]. No [ ].

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ]. No [X].

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]. No [ ].

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ]. No [ ].

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]   Accelerated filer [ ]   Non-accelerated file [ ] (Do not check if a smaller reporting company)   Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ]. No [X].

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing price of shares of common stock on the New York Stock Exchange on August 1, 2009, was approximately $1,035.4 million.

The number of shares of common stock of the registrant outstanding on March 25, 2010 was 52,394,695 excluding 18,118,736 shares classified as Treasury Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Incorporated as to
Notice and Proxy Statement for the Annual Meeting of Shareholders scheduled to be held June 16, 2010.	Part III: Items 10,11,12, 13 and 14

FORM 10-K REPORT INDEX

Forward-Looking and Cautionary Statements

Certain statements made in this Annual Report on Form 10-K and in other public filings and press releases by the Company contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involves risk and uncertainty. These forward-looking statements may include, but are not limited to, references to future capital expenditures, acquisitions, sales, earnings, margins, costs, number and costs of store openings, demand for clothing, market trends in the retail clothing business, currency fluctuations, inflation and various economic and business trends. Forward-looking statements may be made by management orally or in writing, including, but not limited to, Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report on Form 10-K and other sections of our filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the Securities Act of 1933.

Forward-looking statements are not guarantees of future performance and a variety of factors could cause actual results to differ materially from the anticipated or expected results expressed in or suggested by these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, actions by governmental entities, domestic and international economic activity and inflation, our successful execution of internal operating plans and new store and new market expansion plans, including successful integration of acquisitions, performance issues with key suppliers, disruption in buying trends due to homeland security concerns, severe weather, foreign currency fluctuations, government export and import policies, aggressive advertising or marketing activities of competitors and legal proceedings. Future results will also be dependent upon our ability to continue to identify and complete successful expansions and penetrations into existing and new markets and our ability to integrate such expansions with our existing operations. Refer to "Risk Factors" contained in Part I of this Annual Report on Form 10-K for a more complete discussion of these and other factors that might affect our performance and financial results. These forward-looking statements are intended to relay the Company's expectations about the future, and speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. *BUSINESS*

General

The Men's Wearhouse began operations in 1973 as a partnership and was incorporated as The Men's Wearhouse, Inc. (the "Company") under the laws of Texas in May 1974. Our principal corporate and executive offices are located at 6380 Rogerdale Road, Houston, Texas 77072-1624 (telephone number 281/776-7000) and at 40650 Encyclopedia Circle, Fremont, California 94538-2453 (telephone number 510/657-9821), respectively. Unless the context otherwise requires, "Company", "we", "us" and "our" refer to The Men's Wearhouse, Inc. and its subsidiaries.

The Company

We are one of the largest specialty retailers of men's suits and the largest provider of tuxedo rental product in the United States and Canada. At January 30, 2010, we operated 1,259 retail stores, with 1,142 stores in the United States and 117 stores in Canada. Our U.S. retail stores are operated under the brand names of Men's Wearhouse (581 stores), Men's Wearhouse and Tux (454 stores) and K&G (107 stores) in 47 states and the District of Columbia. Our Canadian stores are operated under the brand name of Moores Clothing for Men in ten provinces. The Men's Wearhouse and Tux stores formerly operated under the brand name of MW Tux and were renamed during the first quarter of 2009 to Men's Wearhouse and Tux.

We also operate a corporate apparel and uniform program (operated as Twin Hill) and, in the Houston, Texas area, a retail dry cleaning and laundry business (operated as MW Cleaners). To date, these operations have not had a significant effect on the revenues or expenses of the Company.

During fiscal years 2009, 2008 and 2007, we generated total net sales of $1,909.6 million, $1,972.4 million and $2,112.6 million, respectively, and net earnings of $45.5 million, $58.8 million and $147.0 million, respectively. Below is a brief description of our retail brands.

Men's Wearhouse/Men's Wearhouse and Tux

Under the Men's Wearhouse brand, we target middle and upper-middle income men by providing a superior level of customer service and offering quality merchandise, including a broad selection of designer, brand name and private label merchandise and "big and tall" product, at regular and sale prices we believe are competitive with traditional department stores. Our merchandise includes suits, suit separates, sport coats, slacks, formalwear, business casual, sportswear, outerwear, dress shirts, shoes and accessories. We concentrate on men's "wear-to-work" business attire that is characterized by infrequent and more predictable fashion changes. Therefore, we believe we are not as exposed to trends typical of more fashion-forward apparel retailers, where significant markdowns to move out-of-style merchandise are more common. However, this concentration in "wear-to-work" business attire is impacted by macroeconomic trends, particularly employment levels.

At January 30, 2010, we operated 581 Men's Wearhouse apparel stores in 47 states and the District of Columbia. These stores are referred to as "Men's Wearhouse stores" or "traditional stores" and are mainly located in middle and upper-middle income regional strip and specialty retail shopping centers. These stores, in substantially all locations, also offer a full selection of tuxedo rental product. We believe our tuxedo rental program broadens our customer base by drawing first-time and younger customers into our stores. We believe this in turn generates opportunities for incremental apparel sales by introducing these customers to the quality merchandise selection and superior level of customer service at our traditional stores. To further accommodate these younger tuxedo rental customers, in 2009, we expanded a merchandise assortment including suit separates, dress shirts and ties targeted towards a younger customer into our traditional stores.

At January 30, 2010, we also operated another 454 stores in 38 states branded as Men's Wearhouse and Tux that offer a full selection of tuxedo rental product and a limited selection (expanded in 2009) of retail merchandise, including formalwear and suit separates, dress shirts and ties targeted towards a younger customer. These stores, referred to as "rental stores", are smaller than our traditional stores and are located primarily in regional malls and lifestyle centers. These stores were acquired in 2007 or opened subsequently and operated under the brand name of MW Tux from the fourth quarter of 2007 until the first quarter of 2009 when they were renamed Men's Wearhouse and Tux. Of the 454 rental stores open at January 30, 2010, 216 stores were located in close proximity (one mile or less) to one of our traditional stores.

During the fourth quarter of fiscal 2009, we recognized pretax non-cash asset impairment charges of $19.5 million, of which $14.4 million related to store assets for 145 of the Men's Wearhouse and Tux stores. The impairment of the assets for these 145 rental stores was a result primarily of a consumer driven shifting of our tuxedo rental revenues from the rental stores to Men's Wearhouse stores located in close proximity to the rental stores. A decision was made to introduce an expanded selection of clothing product for sale in these rental stores during 2009 and to rebrand the stores to Men's Wearhouse and Tux in the first quarter of 2009. It was expected that these actions would diminish or possibly reverse the trend of shifting rental sales to our traditional stores. Although clothing sales did increase significantly for the rental stores, the trend of rental revenue shifting to near-by Men's Wearhouse stores continued and a non-cash asset impairment charge of $14.4 million was required. We plan to close approximately 45 of the rental stores in the next 13 months as their lease terms expire, as well as approximately 20 additional rental stores if acceptable lease termination arrangements can be established.

Our Men's Wearhouse and Men's Wearhouse and Tux stores accounted for 67.1% of our total net sales in fiscal 2009, 67.0% in fiscal 2008 and 66.9% in fiscal 2007.

K&G

Under the K&G brand, we target the more price sensitive customer. At January 30, 2010, we operated 107 K&G stores in 28 states. Ninety-four of the K&G stores offer ladies' career apparel, sportswear and accessories, including shoes, that is also targeted to the more price sensitive customer.

We believe that K&G's more value-oriented superstore approach appeals to certain customers in the apparel market. K&G offers first-quality, current-season apparel and accessories comparable in quality to that of traditional department stores, at everyday low prices we believe are typically up to 60% below the regular prices charged by such stores. K&G's merchandising strategy emphasizes broad assortments across all major categories, including tailored clothing, casual sportswear, dress furnishings, children's clothing, footwear and accessories. This merchandise selection, which includes brand name as well as private label merchandise, positions K&G to attract a wide range of customers in each of its markets.

In fiscal 2009, we modified the store layout for 80 of the 107 K&G stores with a new look and improved customer navigation at a minimal cost per store. Additionally, we modified the product assortments and merchandise content in our K&G stores to be more fashion and trend-oriented and to better match the customers' demographic profiles. In fiscal 2010, we are planning to increase the ladies assortment of merchandise in 44 of the 107 K&G stores and to introduce a limited assortment of deeply discounted European luxury brand merchandise in certain K&G stores.

During fiscal 2009, we recognized a pretax non-cash asset impairment charge of $5.1 million related to store assets for 12 K&G stores. The asset impairment charge was a result primarily of sales declines at these stores caused by the recessionary trend of the U.S. economy. We expect to close at least five of these stores in the next 13 months at their lease end or kick-out date.

Our K&G stores accounted for 19.4% of our total net sales in fiscal 2009, 19.1% in fiscal 2008 and 19.3% in fiscal 2007.

Moores

Moores is one of Canada's leading specialty retailers of men's suits, with 117 retail apparel stores in 10 Canadian provinces at January 30, 2010. Similar to the Men's Wearhouse stores, Moores stores offer a broad selection of quality merchandise, including "big and tall" products, at regular and sale prices we believe are competitive with traditional Canadian department stores. Moores focuses on basic tailored "wear-to-work" apparel that we believe limits exposure to changes in fashion trends and the need for significant markdowns. However, similar to the Men's Wearhouse stores, this concentration in "wear-to-work" business attire is impacted by macroeconomic trends, particularly employment levels. Moores' merchandise consists of suits, sport coats, slacks, business casual, dress shirts, sportswear, outerwear, shoes and accessories.

We also offer tuxedo rentals at all of our Moores stores, which we believe broadens our customer base by drawing first-time and younger customers into our stores. To further accommodate these younger tuxedo rental customers, in 2009, we expanded suit separates, dress shirts and ties targeted towards a younger customer into our Moores stores.

Our Moores stores accounted for 11.6% of our total net sales in fiscal 2009, 11.7% in fiscal 2008 and 11.8% in fiscal 2007.

Expansion Strategy

Our expansion strategy includes:

- opening a limited number of apparel stores in new and existing markets,
- expanding our e-commerce business,
- increasing the ladies assortment being offered at a number of our K&G stores,
- expanding our corporate apparel and uniform program,
- identifying potential opportunities in international markets, and
- identifying potential acquisition opportunities created by the current economic conditions.

In general terms, we consider a geographic area served by a common group of television stations as a single market.

At present, we believe that our ability to increase the number of traditional Men's Wearhouse stores in the United States above 600 will be limited. However, we believe that additional growth opportunities exist through continuing the diversification of our merchandise mix, continuing our promotional strategies, relocating existing stores and adding complementary products and services. We believe the expansion of our retail merchandise selection to include suit separates, dress shirts and ties targeted towards a younger customer, which we began in 2009, will continue to generate opportunities for incremental apparel sales by introducing younger customers to the quality merchandise selection and superior level of customer service associated with our stores.

We plan to focus on achieving a significant increase in our e-commerce business during fiscal 2010 and intend to increase our online media and marketing spending. We will expand the breadth and depth of our MensWearhouse.com online product offerings, including web-only and non-tailored merchandise, and we will launch a new e-commerce enabled site for K&G in the third quarter 2010. We intend to continue to focus on improving our site functionality and conversion rate through staffing, technology and development partnerships. In addition, our database marketing efforts will be more concentrated on online opportunities. We believe these parallel efforts will contribute to enhanced growth in our e-commerce business for fiscal 2010 and future years as well.

In fiscal 2010, we are planning to increase the ladies assortment of merchandise in 44 of the 107 K&G stores and to introduce a limited assortment of deeply discounted European luxury brand merchandise in certain K&G stores.

We plan to continue to pursue our corporate apparel and uniform program in 2010 with an expanded sales force and the introduction of an expanded catalog featuring our corporate apparel for new and existing customers' workforces. We also plan to open one additional retail dry cleaning and laundry facility in the Houston, Texas area during 2010.

Merchandising

Our apparel stores offer a broad selection of designer, brand name and private label men's business attire, including a consistent stock of core items (such as basic suits, navy blazers and tuxedos) and a significant selection of "big and tall" product. Although basic styles are emphasized, each season's merchandise reflects current fabric, fit and color trends, and a smaller percentage of inventory is more fashion oriented. The broad merchandise selection creates increased sales opportunities by permitting a customer to purchase substantially all of his tailored wardrobe and accessory requirements, including shoes, at our apparel stores. Within our tailored clothing, we offer an assortment of styles from a variety of manufacturers and maintain a broad selection of fabrics, colors and sizes. Based on the experience and expertise of our management, we believe that the depth of selection offered provides us with an advantage over most of our competitors.

The Company's inventory mix includes "business casual" merchandise designed to meet demand for such products resulting from more relaxed dress codes in the workplace. This merchandise consists of tailored and non-tailored clothing (sport coats, casual slacks, knits and woven sports shirts, sweaters and casual shoes) that complements the existing product mix and provides opportunity for enhanced sales without significant inventory risk. To further accommodate our younger tuxedo rental customers, in 2009, we introduced suit separates, dress shirts and ties targeted towards a younger customer into our Men's Wearhouse, Men's Wearhouse and Tux and Moores stores.

We do not purchase significant quantities of merchandise overruns or close-outs. We provide recognizable quality merchandise at prices that assist the customer in identifying the value available at our apparel stores. We believe that the merchandise at Men's Wearhouse and Moores stores, before consideration of promotional discounts, is generally offered at regular and sale prices that are competitive with traditional department stores and that merchandise at K&G stores is generally up to 60% below regular retail prices charged by such stores.

By targeting men's business attire, a category of men's clothing characterized by infrequent and more predictable fashion changes, we believe we are not as exposed to trends typical of more fashion-forward apparel retailers. This allows us to carry basic merchandise over to the following season and reduces the need for markdowns; for example, a navy blazer or gray business suit may be carried over to the next season. Our Men's Wearhouse and Moores stores have an annual sale that starts around Christmas and runs through the month of January, during which prices on many items are reduced 20% to 50% off the everyday low prices. This sale reduces stock at year-end and prepares for the arrival of the new season's merchandise. We also have a similar event in mid-summer; however, the level of advertising for promotion of the summer event is lower than that for the year-end event. During the fourth quarter of fiscal 2008 and throughout fiscal 2009, we began offering selected merchandise at deeper discounts including "buy one get one free" offers. We believe this approach, which will be extended into fiscal 2010, allows us to offer our customers excellent value while still maintaining adequate margins and remaining competitive in the current economic environment.

During 2009, 2008 and 2007, 56.0%, 54.6% and 54.1%, respectively, of our total men's net clothing product sales were attributable to tailored clothing (suits, sport coats and slacks) and 44.0%, 45.4% and 45.9%, respectively, were attributable to casual attire, sportswear, shoes, shirts, ties, outerwear and other clothing product sales.

In addition to accepting cash, checks, nationally recognized credit cards and gift cards, we offer our own private label credit card to Men's Wearhouse customers. A third-party vendor provides all necessary servicing and processing and assumes all credit risks associated with the private label credit card program. All purchases made with the private label credit card at Men's Wearhouse stores received a 5% discount at the time of purchase until March 2009, when the 5% discount was discontinued. During 2009, private label credit card sales represented approximately 2% of sales at Men's Wearhouse stores.

We also offer our "Perfect Fit" loyalty program to our Men's Wearhouse, Men's Wearhouse and Tux and Moores customers. Under the loyalty program, customers receive points for purchases. Points are equivalent to dollars spent on a one-for-one basis, excluding any sales tax dollars. Upon reaching 500 points, customers are issued a $50 rewards certificate which they may use to make purchases at Men's Wearhouse, Men's Wearhouse and Tux or Moores stores. We believe that the loyalty program facilitates our ability to cultivate long-term relationships with our customers. All customers who register for our "Perfect Fit" loyalty program are eligible to participate and earn points for purchases. Approximately 80% of sales transactions at our Men's Wearhouse, Men's Wearhouse and Tux and Moores stores were to customers who participated in the loyalty program in 2009.

Customer Service and Marketing

The Men's Wearhouse and Moores sales personnel are trained as clothing consultants to provide customers with assistance and advice on their apparel needs, including product style, color coordination, fabric choice and garment fit. For example, many clothing consultants at Men's Wearhouse stores attend an intensive training program at our training facility in Fremont, California, which is further supplemented with store meetings, in-market training programs and frequent interaction with all levels of store management.

We encourage our clothing consultants to be friendly and knowledgeable and to promptly greet each customer entering the store. Consultants are encouraged to offer guidance to the customer at each stage of the decision-making process, making every effort to earn the customer's confidence and to create a professional relationship that will continue beyond the initial visit. Clothing consultants are also encouraged to contact customers after the purchase or pick-up of tailored clothing to determine whether customers are satisfied with their purchases and, if necessary, to take corrective action. Store management as well as Men's Wearhouse customer services representatives operating from our corporate offices have full authority to respond to customer complaints and reasonable requests, including the approval of returns, exchanges, refunds, re-alterations and other special requests, all of which we believe helps promote customer satisfaction and loyalty.

K&G stores are designed to allow customers to select and purchase apparel by themselves. For example, each merchandise category is clearly marked and organized by size, and suits are specifically tagged "Athletic Fit," "Double-Breasted," "Three Button," etc., as a means of further assisting customers to easily select their styles and sizes. K&G employees are also available to assist customers with merchandise selection, including correct sizing.

Each of our apparel stores provides on-site tailoring services to facilitate timely alterations at a reasonable cost to customers. Tailored clothing purchased at a Men's Wearhouse store will be pressed and re-altered (if the alterations were performed at a Men's Wearhouse store) free of charge for the life of the garment.

Because management believes that men prefer direct and easy store access, we attempt to locate our apparel stores in regional strip and specialty retail centers or in freestanding buildings to enable customers to park near the entrance of the store.

Men's Wearhouse and Tux stores are generally smaller than our traditional stores and offer a full selection of tuxedo rental product as well as a limited assortment of retail merchandise. In fiscal 2009, we expanded the retail merchandise offerings, which include retail formalwear, and introduced suit separates, dress shirts and ties targeted towards a younger customer into our Men's Wearhouse and Tux stores. These stores are staffed to facilitate the tuxedo rental and retail sales process and are primarily located in regional malls and lifestyle centers.

The Company entered into a marketing agreement with David's Bridal, Inc., the nation's largest bridal retailer, in connection with the acquisition of the rental stores in fiscal 2007. As a result, we have a preferred relationship with David's Bridal, Inc. with respect to our rental operations.

Our total annual advertising expenditures were $82.0 million, $77.0 million and $73.8 million in 2009, 2008 and 2007, respectively. The Company's advertising strategy primarily consists of television, radio, direct mail, email, online and bridal shows. We consider our integrated efforts across these channels to be the most effective means of both attracting and reaching potential new customers, as well as reinforcing our positive attributes for our various brands with our existing customer base.

Purchasing and Distribution

We purchase merchandise and tuxedo rental product from approximately 900 vendors. In 2009, one vendor accounted for 11% of our total purchases; no other vendor accounted for 10% or more of our purchases. Management does not believe that the loss of any vendor would significantly impact us. While we have no material long-term contracts with our vendors, we believe that we have developed an excellent relationship with our vendors, which is supported by consistent purchasing practices.

We believe we obtain favorable buying opportunities relative to many of our competitors. We do not request cooperative advertising support from manufacturers, which reduces the manufacturers' costs of doing business with us and enables them to offer us lower prices. Further, we believe we obtain better discounts by entering into purchase arrangements that provide for limited return policies, although we always retain the right to return goods that are damaged upon receipt or determined to be improperly manufactured. Finally, volume purchasing of specifically planned quantities well in advance of the season enables more efficient production runs by manufacturers who, in turn, generally pass some of the cost savings back to us.

Direct Sourcing

We purchased approximately 23% and 40% of total U.S. and Canada clothing product purchases, respectively, in 2009 through our direct sourcing program. In 2008, we purchased approximately 31% and 51% of total U.S. and Canada clothing product purchases, respectively, through our direct sourcing program. In 2007, we purchased approximately 38% and 60% of total U.S. and Canada clothing product purchases, respectively, through our direct sourcing program. We have no long-term merchandise supply contracts and typically transact business on a purchase order-by-purchase order basis either directly with manufacturers and fabric mills or with trading companies. In 2009, we worked with 38 manufacturers and fabric mills that supplied 57% of our direct sourced merchandise. We have developed long-term and reliable relationships with over half of our direct manufacturers and fabric mills, which we believe provides stability, quality and price leverage. In 2009, we also worked with 69 trading companies that supported our relationships with vendors for approximately 43% of our direct sourced merchandise.

These 107 vendors that comprise our direct sourcing base operate 102 factories in 17 countries, with 68% of our direct sourced merchandise supplied by our top 10 vendors. Each of our top 10 direct sourcing vendors uses a limited number of factories to produce its merchandise, which we believe gives us a high degree of consistency and price leverage in placing production of our merchandise. We believe we have developed strong relationships with our vendors, most of which rely upon us for a significant portion of their business.

We have three exclusive contract agent offices that provide administrative functions for our manufacturing system as well as communication functions on our behalf to the vendors. In addition, the agent offices provide all quality control inspections and ensure that our operating procedures manuals are adhered to by our suppliers.

During 2009, 80% of our direct sourced merchandise was sourced in Asia (75% from China, Indonesia and India) while 15% was sourced in Mexico and 5% was sourced in Europe and other regions. All of our foreign purchases are negotiated and paid for in U.S. dollars, except purchases from Italy which are negotiated and paid for in Euros.

Approximately 98% of our direct sourced merchandise from abroad is shipped in containers via ocean vessel and generally takes 20 to 25 days in transit. The remainder of our merchandise from abroad is shipped via air, which takes on average 5 to 7 days in transit. The containers are shipped directly to U.S. and Canadian ports and are then transported by a combination of rail and truck to our distribution center in Houston for U.S. merchandise or Montreal for Canadian merchandise.

All direct source vendors are expected to adhere to our compliance program. The compliance program consists of two parts: Men's Wearhouse Standards and Business Practices Guidelines and U.S. Customs and Border Protection's C-TPAT program. The general principles of our Standards and Business Practices Guidelines as it relates to international sourcing and vendor compliance include a commitment to legal compliance and ethical business practices in all of our operations and utilization of suppliers that we believe operate in compliance with applicable laws, rules and regulations, including those related to labor, worker health and safety and the environment. Suppliers must inform workers about these workplace standards through education and posting of the standards in a prominent place. We also recognize the need to protect our international movement of goods from potential acts of terrorism. The C-TPAT program with security guidelines for each segment of the international supply chain protects our goods through the international supply chain as well as the welfare of U.S. citizens. To oversee compliance, we have a direct sourcing compliance department with a staff of four employees. In addition, we use the services of an outside audit company to conduct frequent unannounced and announced vendor audits.

We expect that purchases through the direct sourcing program will represent approximately 25% and 38% of total U.S. and Canada purchases, respectively, in 2010.

Distribution

All retail apparel merchandise for Men's Wearhouse stores is received into our distribution center located in Houston, Texas, where it is either placed in back-stock or allocated to and picked by store and then moved to the appropriate staging area for shipping. In addition to the Houston distribution center, we have separate hub facilities or space within certain Men's Wearhouse stores in the majority of our markets, which function as redistribution facilities for their respective areas. Approximately 45% of purchased merchandise is transported to our K&G stores from our Houston distribution center; all other merchandise is direct shipped by vendors to the stores. We anticipate that we will continue to distribute merchandise to our K&G stores using a combination of our Houston distribution center and direct shipment from vendors. Most purchased merchandise for our Moores stores is distributed to the stores from our distribution center in Montreal.

Our tuxedo rental product is located in our Houston distribution center and in 10 additional distribution facilities located in the U.S. (9) and Canada (1). The 10 additional distribution facilities also receive limited quantities of retail product, primarily formalwear accessories, that is sold in our Men's Wearhouse, Men's Wearhouse and Tux and Moores stores.

All retail merchandise and new tuxedo rental product is transported from vendors to our distribution facilities via common carrier or on a dedicated fleet of long-haul vehicles owned and operated by a third party. This dedicated fleet of 44 trailers is specifically equipped for "garments-on-hangers" such as suits, sport coats and tuxedo rental product and is used to transport such product from our Houston distribution center to the hub facilities. Tuxedo rental product is transported from our 9 additional U.S. distribution facilities to the hub facilities via a fleet of 231 leased or owned smaller van-like or box trucks. These smaller vehicles are also used to transport tuxedo rental product and retail merchandise from the hub facilities to our stores within a given geographic region.

In addition, we own or lease 48 smaller van-like trucks that are used to deliver laundry and dry cleaning to our Houston area laundry/dry cleaning customers.

Competition

Our primary competitors include specialty men's clothing stores, traditional department stores, off-price retailers, manufacturer-owned and independently-owned outlet stores and their e-commerce channels and independently owned tuxedo rental stores. We believe that the principal competitive factors in the menswear market are merchandise assortment, quality, price, garment fit, merchandise presentation, store location and customer service, including on-site tailoring.

We believe that strong vendor relationships, our direct sourcing program and our buying volumes and patterns are the principal factors enabling us to obtain quality merchandise at attractive prices. We believe that our vendors rely on our predictable payment record and history of honoring promises. Certain of our competitors (principally department stores) may be larger and may have substantially greater financial, marketing and other resources than we have and therefore may have certain competitive advantages.

Seasonality

Our sales and net earnings are subject to seasonal fluctuations. In most years, a greater portion of our net retail clothing sales have been generated during the fourth quarter of each year when holiday season shopping peaks. In addition, our tuxedo rental revenues are heavily concentrated in the second quarter while the fourth quarter is considered the seasonal low point. Because of the seasonality of our sales, results for any quarter are not necessarily indicative of the results that may be achieved for the full year (see Note 13 of Notes to Consolidated Financial Statements).

Trademarks and Servicemarks

We are the owner in the United States and selected other countries of the trademark and service mark "The Men's Wearhouse®," and "MW Men's Wearhouse (and design)®" and "Men's Wearhouse®" and of federal registrations therefor. Our rights in the "The Men's Wearhouse®," "MW Men's Wearhouse (and design)®," and "Men's Wearhouse®" marks are a significant part of our business, as the marks have become well known through our use of the marks in connection with our retail services and products by and through our stores, and our television, radio and print advertising campaigns. Accordingly, we intend to maintain our marks and the related registrations.

We have entered into license agreements with a limited number of parties under which we are entitled to use designer labels in return for royalties paid to the licensor based on the costs of the relevant product. These license agreements generally limit the use of the individual label to products of a specific nature (such as men's suits, men's formalwear or men's shirts). The labels licensed under these agreements will continue to be used in connection with a portion of the purchases under the direct sourcing program described above, as well as purchases from other vendors. We monitor the performance of these licensed labels compared to their cost and may elect to selectively terminate any license, as provided in the respective agreement. We also own several trademarks, including "Joseph & Feiss®," "Pronto Uomo®," "Linea Uomo®," and "Twinhill®," which are used similarly to our licensed labels. We may be presented with opportunities to acquire or license other designer or nationally recognized brand labels.

We are also the owner in the United States of the service marks "MW CUSTOM®," as well a logo incorporating MW CUSTOM® to identify manufacturing clothing to the order and/or specification of others.

We operate our tuxedo rental services under the "MEN'S WEARHOUSE AND TUX" and "MEN'S WEARHOUSE" marks and names. We also are owners of and use other marks, including "MW TUX®," "AFTER HOURS FORMALWEAR®," "GINGISS FORMALWEAR®," "Mr. Tux," and "MODERN TUXEDO."

K&G stores operate under the marks "K&G®," "K&G Fashion SuperStore®," "K&G Superstore®," "K&G Men's Center," "K&G Mensmart" and "K&G Suit Warehouse," among others. In addition, we own or license other marks used in the business, principally in connection with the labeling of products purchased through the direct sourcing program.

MW Cleaners operates under the service mark "MWCLEANERS®" as well as certain logos incorporating "MWCLEANERS" or the letters "MW" to identify dry cleaning and alteration services. We are the owner in the United States of "MWCLEANERS®" and "MW & Design (bow tie)®".

Twin Hill operates in the United States under the names "TWINHILL®" and "Twin Hill Corporate Apparel".

We own Canadian trademark registrations for the marks "Moores The Suit People®," "Moores Vetements Pour Hommes®," "Moores Vetements Pour Hommes (and design)®," "Moores Clothing For Men" and "Moores Clothing For Men (and design)®." Moores stores operate under the tradenames "Moores Clothing For Men" and "Moores Vetements Pour Hommes."

Employees

At January 30, 2010, we had approximately 15,900 employees, of whom approximately 11,200 were full-time and approximately 4,700 were part-time employees. Seasonality affects the number of part-time employees as well as the number of hours worked by full-time and part-time personnel.

Available Information

Our website address is www.menswearhouse.com. Through the investor relations section of our website, we provide free access to our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). The public may read and copy any materials we file with or furnish to the SEC at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the Company's filings and other information regarding issuers who file electronically with the SEC at www.sec.gov.

ITEM 1A. *RISK FACTORS*

We wish to caution you that there are risks and uncertainties that could affect our business. These risks and uncertainties include, but are not limited to, the risks described below and elsewhere in this report, particularly found in "Forward-Looking and Cautionary Statements." The following is not intended to be a complete discussion of all potential risks or uncertainties, as it is not possible to predict or identify all risk factors.

Our business is particularly sensitive to economic conditions and consumer confidence, which have been at depressed levels.

During most of 2009, the U.S. and global financial and equity markets continued to reflect recessionary trends, including tighter credit and lower levels of consumer confidence, consumer spending and business activity in general, as well as high levels of unemployment. We believe that these depressed market conditions affect us more than other retailers because discretionary spending for items like men's tailored apparel tends to slow sooner and to recover later than that for other retail purchases. We do not know if or when these depressed market conditions are likely to show significant improvement, and a sustained continuation or worsening of such conditions could intensify the adverse effect of such conditions on our revenues and operating results.

Our business is subject to numerous, varied and changing laws, rules and regulations, the interpretation of which can be uncertain and which may lead to litigation or administrative proceedings.

The sale of goods at retail is subject to laws, rules and regulations promulgated by national, state and provincial authorities, including laws, rules and regulations relating to privacy, use of consumer information, credit cards and advertising. These laws, rules and regulations and the interpretation thereof are subject to change and often application thereof may be unclear. As a result, from time to time, the Company is subject to litigation, including class action lawsuits, and administrative actions related to compliance with these laws, rules and regulations.

Our ability to continue to expand our Men's Wearhouse stores may be limited.

A large part of our growth has resulted from the addition of new Men's Wearhouse stores and the increased sales volume and profitability provided by these stores. We will continue to depend on adding new stores to increase our sales volume and profitability. As of January 30, 2010, we operate 581 Men's Wearhouse stores. However, we believe that our ability to increase the number of Men's Wearhouse stores in the United States above 600 will be limited. Therefore, we may not be able to achieve the same rate of growth as we have historically.

Certain of our expansion strategies may present greater risks.

We are continuously assessing opportunities to expand complementary products and services related to our traditional business, such as corporate apparel and uniform sales. We may expend both capital and personnel resources on such business opportunities which may or may not be successful.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute shareholder value and harm our operating results.

In the event we complete one or more acquisitions, we may be subject to a variety of risks, including risks associated with an ability to integrate acquired assets or operations into our existing operations, higher costs or unexpected difficulties or problems with acquired assets or entities, outdated or incompatible technologies, labor difficulties or an inability to realize anticipated synergies and efficiencies, whether within anticipated time frames or at all. If one or more of these risks are realized, it could have an adverse impact on our operating results.

Our business is seasonal.

In most years, a greater portion of our net retail clothing sales have been generated during the fourth quarter of each year when holiday season shopping peaks. In addition, our tuxedo rental revenues are heavily concentrated in the second quarter while the fourth quarter is considered the seasonal low point. Because of the seasonality of our sales, results for any quarter are not necessarily indicative of the results that may be achieved for the full year. Any decrease in sales during these peak quarters could have a significant adverse effect on our net earnings.

A tightening of credit markets could impede our ability to renew or increase our current credit facility.

Our Amended and Restated Credit Agreement with a group of banks, which was last amended on February 2, 2007, provides for a total senior secured revolving credit facility of $200.0 million, which can be expanded to $250.0 million upon additional lender commitments, that matures on February 11, 2012. A tightening of credit market conditions could impede our ability to renew or increase our credit facility

The loss of, or disruption in, our Houston distribution center could result in delays in the delivery of merchandise to our stores.

All retail apparel merchandise for Men's Wearhouse stores and a significant portion of the merchandise for K&G stores is received into our Houston distribution center, where the inventory is then processed, sorted and either placed in back-stock or shipped to our stores. We depend in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules and effective management of the distribution center. Events, such as disruptions in operations due to fire or other catastrophic events, employee matters or shipping problems, may result in delays in the delivery of merchandise to our stores. For example, given our proximity to the Texas gulf coast, it is possible that a hurricane or tropical storm could cause damage to the distribution center, result in extended power outages or flood roadways into and around the distribution center, any of which would disrupt or delay deliveries to the distribution center and to our stores.

Although we maintain business interruption and property insurance, we cannot assure that our insurance will be sufficient, or that insurance proceeds will be paid timely to us, in the event our Houston distribution center is shut down for any reason or if we incur higher costs and longer lead times in connection with a disruption at our distribution center.

Our stock price has been and may continue to be volatile due to many factors.

The market price of our common stock has fluctuated in the past and may change rapidly in the future depending on news announcements and changes in general market conditions. The following factors, among others, may cause significant fluctuations in our stock price:

- news announcements regarding quarterly or annual results of operations,
- comparable store sales announcements,
- acquisitions,
- competitive developments,
- litigation affecting the Company, or
- market views as to the prospects of the economy or the retail industry generally.

Rights of our shareholders may be negatively affected if we issue any of the shares of preferred stock which our Board of Directors has authorized for issuance.

We have available for issuance 2,000,000 shares of preferred stock, par value $.01 per share. Our Board of Directors is authorized to issue any or all of this preferred stock, in one or more series, without any further action on the part of shareholders. The rights of our shareholders may be negatively affected if we issue a series of preferred stock in the future that has preference over our common stock with respect to the payment of dividends or distribution upon our liquidation, dissolution or winding up. See Note 7 of Notes to Consolidated Financial Statements for more information.

Our success significantly depends on our key personnel and our ability to attract and retain additional personnel.

Mr. George Zimmer has been very important to our success. Mr. Zimmer is the Company's Chairman of the Board, Chief Executive Officer and primary advertising spokesman. The loss of Mr. Zimmer's services could have a material adverse effect on the securities markets' view of our prospects.

Also, our continued success and the achievement of our expansion goals are dependent upon our ability to attract and retain additional qualified employees as we expand.

Fluctuations in exchange rates may cause us to experience currency exchange losses.

Moores conducts most of its business in Canadian dollars. The exchange rate between Canadian dollars and U.S. dollars has fluctuated historically. If the value of the Canadian dollar against the U.S. dollar weakens, then the revenues and earnings of our Canadian operations will be reduced when they are translated to U.S. dollars. Also, the value of our Canadian net assets in U.S. dollars may decline.

We are subject to import risks, including potential disruptions in supply, changes in duties, tariffs, quotas and voluntary export restrictions on imported merchandise, strikes and other events affecting delivery; and economic, political or other problems in countries from or through which merchandise is imported.

Many of the products sold in our stores are sourced from many foreign countries. Political or financial instability, terrorism, trade restrictions, tariffs, currency exchange rates, transport capacity limitations, disruptions and costs, strikes and other work stoppages and other factors relating to international trade are beyond our control and could affect the availability and the price of our inventory.

If we are unable to operate information systems and implement new technologies effectively, our business could be disrupted or our sales or profitability could be reduced.

The efficient operation of our business is dependent on our information systems, including our ability to operate them effectively and successfully to implement new technologies, systems, controls and adequate disaster recovery systems. In addition, we must protect the confidentiality of our and our customers' data. The failure of our information systems to perform as designed or our failure to implement and operate them effectively could disrupt our business or subject us to liability and thereby harm our profitability.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

As of January 30, 2010, we operated 1,142 retail apparel and tuxedo rental stores in 47 states and the District of Columbia and 117 retail apparel stores in 10 Canadian provinces. The following tables set forth the location, by state or province, of these stores:

United States	Men's Wearhouse	Men's Wearhouse and Tux	K&G
California	86	43	1
Florida	41	41	6
Illinois	28	37	6
Texas	56	2	13
Michigan	20	26	7
Pennsylvania	24	21	5
New York	31	14	4
Massachusetts	15	24	5
Virginia	18	22	3
Georgia	18	18	6
Ohio	19	17	5
New Jersey	16	15	7
Maryland	14	18	7
North Carolina	12	20	4
Tennessee	12	13	2
Louisiana	7	12	4
Indiana	9	10	3
Arizona	14	8	
Missouri	11	9	2
Wisconsin	9	11	1
Minnesota	9	10	2
Colorado	14	3	3
Washington	14	2	3
Connecticut	9	6	2
South Carolina	5	10	1
Alabama	5	9	1
Oregon	9	2	
Kentucky	3	6	1
Nevada	6	4	
New Hampshire	4	4	
Kansas	5	2	1
Utah	7		
Oklahoma	5		2
Iowa	4	2	
Nebraska	3	2	
Delaware	2	3	
Mississippi	1	3	
New Mexico	4		
Rhode Island	1	3	
Arkansas	3		
Maine	1	1	
South Dakota	1	1	
Vermont	1		
Idaho	1		
North Dakota	1		
West Virginia	1		
Alaska	1		
District of Columbia	1		
Total	581	454	107

Canada	Moores
Ontario	50
Quebec	24
British Columbia	16
Alberta	12
Manitoba	5
New Brunswick	3
Nova Scotia	3
Saskatchewan	2
Newfoundland	1
Prince Edward Island	1
Total	117

Men's Wearhouse and Moores stores vary in size from approximately 3,100 to 15,100 total square feet (average square footage at January 30, 2010 was 5,758 square feet with 71% of stores having between 4,500 and 6,500 square feet). Men's Wearhouse and Moores stores are primarily located in middle and upper-middle income regional strip and specialty retail shopping centers. We believe our customers generally prefer to limit the amount of time they spend shopping for menswear and seek easily accessible store sites.

Men's Wearhouse and Moores stores are designed to further our strategy of facilitating sales while making the shopping experience pleasurable. We attempt to create a specialty store atmosphere through effective merchandise presentation and sizing, attractive in-store signs and efficient checkout procedures. Most of these stores have similar floor plans and merchandise presentation to facilitate the shopping experience and sales process. Designer, brand name and private label garments are intermixed, and emphasis is placed on the fit of the garment rather than on a particular label or manufacturer. Each store is staffed with clothing consultants and sales associates and has a tailoring facility with at least one tailor. Each store is also staffed with an operations manager or other tuxedo rental specialist to facilitate the tuxedo rental process and enhance the customer's experience in our store.

Men's Wearhouse and Tux stores vary in size from approximately 600 to 4,800 total square feet (average square footage at January 30, 2010 was 1,373 square feet with 85% of stores having between 1,000 and 4,000 square feet). Men's Wearhouse and Tux stores are generally smaller than our traditional stores and offer a full selection of tuxedo rental product as well as a limited assortment of retail merchandise. These stores are staffed to facilitate the tuxedo rental process and are primarily located in regional malls and lifestyle centers.

K&G stores vary in size from approximately 5,400 to 42,000 total square feet (average square footage at January 30, 2010 was 23,137 square feet with 64% of stores having between 15,000 and 25,000 square feet). K&G stores are "destination" stores located primarily in second generation strip shopping centers that are easily accessible from major highways and thoroughfares. K&G has created a 20,000 to 25,000 square foot prototype men's and ladies' superstore with fitting rooms and convenient check-out, customer service and tailoring areas. K&G stores are organized to convey the impression of a dominant assortment of first-quality merchandise and to project a no-frills, value-oriented warehouse atmosphere. Each element of store layout and merchandise presentation is designed to reinforce K&G's strategy of providing a large selection and assortment in each category. We seek to make K&G stores "customer friendly" by utilizing store signage and grouping merchandise by categories and sizes, with brand name and private label merchandise intermixed. Each store is typically staffed with a manager, assistant manager and other employees who serve as customer service and sales personnel and cashiers. Each store also has a tailoring facility with at least one tailor.

In fiscal 2009, we modified the store layout for 80 of the 107 K&G stores with a new look and improved customer navigation at a minimal cost per store. Additionally, we modified the product assortments and merchandise content in our K&G stores to be more fashion and trend-oriented and to better match the customers' demographic profiles. In fiscal 2010, we are planning to increase the ladies assortment of merchandise in 44 of the 107 K&G stores and to introduce a limited assortment of deeply discounted European luxury brand merchandise in certain K&G stores.

We lease our stores on terms generally from five to ten years with renewal options at higher fixed rates in most cases. Leases typically provide for percentage rent over sales break points. Additionally, most leases provide for a base rent as well as "triple net charges", including but not limited to common area maintenance expenses, property taxes, utilities, center promotions and insurance. In certain markets, we lease between 3,000 and 30,300 additional square feet as a part of a Men's Wearhouse store or in a separate hub warehouse unit to be utilized as a redistribution facility in that geographic area.

We own or lease properties in various parts of the U.S. and Canada to facilitate the distribution of retail and rental product to our stores. In addition, we have primary office locations in Houston, Texas and Fremont, California with additional satellite offices in other parts of the U.S. and Canada. The following is a listing of all owned and leased non-store facilities as of January 30, 2010:

				Square Footage Used For		
Brand	Location	Total Sq Ft	Owned/ Leased	Warehouse/ Distribution	Office Space	Total Use
Men's Wearhouse . . .	Houston, TX	1,100,000	Own	1,066,700	33,300	1,100,000
	Houston, TX	241,500	Own	225,800	15,700	241,500
	Houston, TX	206,400	Lease	—	206,400	206,400
	Houston, TX	146,500	Own	136,200	10,300	146,500
	Houston, TX	25,000	Own	—	25,000	25,000
	Houston, TX(1)	22,000	Own	18,000	4,000	22,000
	Nashville, TN	24,300	Own	22,100	2,200	24,300
	Norcross, GA	89,300	Lease	68,700	20,600	89,300
	Addison, IL	61,200	Lease	44,600	16,600	61,200
	Bay City, MI	30,100	Lease	26,500	3,600	30,100
	Pittston, PA	419,600	Lease	411,200	8,400	419,600
	Winter Garden, FL	37,000	Own	32,200	4,800	37,000
	Richmond, VA	54,900	Own	53,500	1,400	54,900
	Fife, WA	66,600	Lease	62,600	4,000	66,600
	Bakersfield, CA	222,400	Lease	211,700	10,700	222,400
	Fremont, CA	34,000	Own	—	34,000	34,000
	Fremont, CA	14,800	Lease	—	14,800	14,800
	New York, NY	17,200	Lease	—	17,200	17,200
	Various locations(2)	231,100	Lease	214,800	16,300	231,100
K&G	Atlanta, GA(3)	100,000	Lease	23,000	35,000	58,000
Moores	Toronto, Ontario	36,700	Lease	19,800	16,900	36,700
	Cambridge, Ontario	214,600	Own	202,500	12,100	214,600
	Montreal, Quebec	173,000	Own	167,300	5,700	173,000
	Vancouver, BC	2,100	Lease	—	2,100	2,100
		3,570,300		**3,007,200**	**521,100**	**3,528,300**

(1) This facility houses the laundry and dry cleaning plant for our retail laundry and dry cleaning services.

(2) Various locations consist primarily of hub warehouse facilities located throughout the U.S.

(3) Total square footage includes 42,000 square feet used for a retail store.

ITEM 3. *LEGAL PROCEEDINGS*

On October 8, 2009, the Company was named in a federal securities class action lawsuit filed in the United States District Court for the Southern District of Texas, Houston Division. The case is styled *Material Yard Workers Local 1175 Benefit Funds, et al. v. The Men's Wearhouse, Inc.*, Case No. 4:09-cv-03265. The class period alleged in the complaint runs from March 7, 2007 to January 9, 2008. The primary allegations are that the Company issued false and misleading press releases regarding its guidance for fiscal year 2007 on various occasions during the alleged class period. The complaint seeks damages based on the decline in the Company's stock price following the announcement of lowered guidance on Oct. 10, 2007, Nov. 28, 2007, and Jan. 9, 2008. The case is in its early stages and discovery has not begun. The Company believes the lawsuit is without merit and intends to mount a vigorous defense; we are unable to determine the likely outcome at this time.

We are involved in various routine legal proceedings, including ongoing litigation, incidental to the conduct of our business. Management believes that none of these matters will have a material adverse effect on our financial position, results of operations or cash flows.

PART II

ITEM 5. *MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is traded on the New York Stock Exchange under the symbol "MW." The following table sets forth, on a per share basis for the periods indicated, the high and low sale prices per share for our common stock as reported by the New York Stock Exchange and the quarterly dividends declared on each share of common stock:

	High	Low	Dividend
Fiscal Year 2009			
First quarter ended May 2, 2009	$20.45	$ 9.38	$0.07
Second quarter ended August 1, 2009	22.69	14.62	0.07
Third quarter ended October 31, 2009	27.67	20.74	0.07
Fourth quarter ended January 30, 2010	23.68	18.43	0.09
Fiscal Year 2008			
First quarter ended May 3, 2008	$27.63	$19.29	$0.07
Second quarter ended August 2, 2008	26.29	15.42	0.07
Third quarter ended November 1, 2008	26.43	11.51	0.07
Fourth quarter ended January 31, 2009	15.52	8.33	0.07

On March 25, 2010, there were approximately 1,300 shareholders of record and approximately 31,600 beneficial shareholders of our common stock.

In January 2010, our Board of Directors declared a quarterly cash dividend of $0.09 per share of our common stock payable on March 26, 2010 to shareholders of record on March 16, 2010. The dividend payout is approximately $4.8 million.

The information required by this item regarding securities authorized for issuance under equity compensation plans is incorporated by reference to the information set forth in Item 12 of this Form 10-K.

Issuer Purchases of Equity Securities

During fiscal 2009, 7,292 shares at a cost of $0.1 million were repurchased at an average price per share of $12.29 in a private transaction to satisfy tax withholding obligations arising upon the vesting of certain restricted stock. No shares of our common stock were repurchased during the fourth quarter of fiscal 2009. At January 30, 2010, the remaining balance available under our authorized share repurchase program was $44.3 million.

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The following graph compares, as of each of the dates indicated, the percentage change in the Company's cumulative total shareholder return on the Common Stock with the cumulative total return of the NYSE Composite Index and the Retail Specialty Apparel Index. The graph assumes that the value of the investment in the Common Stock and each index was $100 at January 29, 2005 and that all dividends paid by those companies included in the indices were reinvested.



DOLLARS
350
300
250
200
150
100
50
0
The Men's Wearhouse, Inc.
NYSE Composite Index
Dow Jones US Apparel Retailers
1/29/05
1/28/06
2/3/07
2/2/08
1/31/09
1/30/10

	January 29, 2005	January 28, 2006	February 3, 2007	February 2, 2008	January 31, 2009	January 30, 2010
Measurement Period (Fiscal Year Covered)						
The Men's Wearhouse, Inc.	$100.00	$160.12	$203.70	$122.56	$55.29	$ 97.04
NYSE Composite Index	100.00	117.71	138.62	140.88	81.11	110.40
Dow Jones US Apparel Retailers	100.00	114.08	137.84	108.91	57.37	108.65

The foregoing graph is based on historical data and is not necessarily indicative of future performance.

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected statement of earnings, balance sheet and cash flow information for the fiscal years indicated has been derived from our audited consolidated financial statements. The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto. References herein to years are to the Company's 52-week or 53-week fiscal year, which ends on the Saturday nearest January 31 in the following calendar year. For example, references to "2009" mean the fiscal year ended January 30, 2010. All fiscal years for which financial information is included herein had 52 weeks, except 2006 which had 53 weeks.

As a result of the acquisition of After Hours on April 9, 2007, the statement of earnings data and the cash flow information below for the year ended February 2, 2008 include the results of operations and cash flows, respectively, of After Hours beginning April 10, 2007. In addition, the balance sheet information below as of February 2, 2008 includes estimates of the fair values of the assets acquired and liabilities assumed as of the acquisition date for After Hours. During the first quarter of 2008, we completed our assessment and purchase price allocation of the fair values of the acquired After Hours assets and liabilities assumed.

	2009	2008	2007	2006	2005
	(Dollars and shares in thousands, except per share and per square foot data)				
Statement of Earnings Data:					
Net sales	$1,909,575	$1,972,418	$2,112,558	$1,882,064	$1,724,898
Gross margin	797,726	850,512	970,057	815,705	697,135
Operating income	68,204	90,471	228,652	223,938	165,296
Net earnings	45,508	58,844	147,041	148,575	103,903
Per Common Share Data:					
Basic net earnings per common share	$ 0.86	$ 1.14	$ 2.76	$ 2.80	$ 1.93
Diluted net earnings per common share	$ 0.86	$ 1.13	$ 2.73	$ 2.71	$ 1.88
Weighted average common shares outstanding	52,130	51,645	53,258	53,111	53,753
Weighted average shares outstanding plus dilutive potential common shares	52,280	51,944	53,890	54,749	55,365
Operating Information:					
Percentage increase/(decrease) in comparable store sales(1):					
Men's Wearhouse	(4.0)%	(9.0)%	(0.4)%	3.1%	6.2%
K&G	(1.9)%	(11.7)%	(10.9)%	(1.8)%	16.4%
Moores	(0.9)%	(5.6)%	1.5%	8.7%	2.7%
Average square footage(2):					
Men's Wearhouse	5,653	5,626	5,600	5,552	5,521
Men's Wearhouse and Tux(3)	1,373	1,360	1,333	—	—
K&G	23,137	23,087	23,132	23,204	23,834
Moores	6,278	6,233	6,205	6,218	6,206
Average net sales per square foot of selling space(4):					
Men's Wearhouse	$ 387	$ 395	$ 441	$ 488	$ 473
K&G	$ 182	$ 184	$ 220	$ 259	$ 253
Moores	$ 408	$ 412	$ 440	$ 430	$ 396

	2009	2008	2007	2006	2005
	(Dollars and shares in thousands, except per share and per square foot data)				
Number of retail stores:					
Open at beginning of the period	1,294	1,273	752	719	707
Opened	6	43	42	35	18
Acquired(5)	—	—	509	—	—
Closed(5)	(41)	(22)	(30)	(2)	(6)
Open at end of the period	1,259	1,294	1,273	752	719
Men's Wearhouse	581	580	563	543	526
Men's Wearhouse and Tux(3)	454	489	489	—	—
K&G	107	108	105	93	77
Moores	117	117	116	116	116
Total	1,259	1,294	1,273	752	719
Cash Flow Information:					
Capital expenditures	$ 56,912	$ 88,225	$ 126,076	$ 72,904	$ 66,499
Depreciation and amortization	86,090	90,665	80,296	61,387	61,874
Purchase of treasury stock	90	156	106,107	40,289	90,280

	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007	January 28, 2006
Balance Sheet Information:					
Cash and cash equivalents	$ 186,018	$ 87,412	$ 39,446	$ 179,694	$ 200,226
Short-term investments	—	17,121	59,921	—	62,775
Working capital	484,295	411,392	393,740	454,691	491,527
Total assets	1,232,106	1,187,730	1,256,467	1,096,952	1,123,274
Long-term debt	43,491	62,916	92,399	72,967	205,251
Shareholders' equity	902,344	842,148	815,937	753,772	627,533
Cash dividends declared per share	0.30	0.28	0.25	0.20	0.05

(1) Comparable store sales data is calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period. Men's Wearhouse and Tux stores are included in comparable store sales for the Men's Wearhouse beginning in the second quarter of fiscal 2008. Comparable store sales percentages for Moores are calculated using Canadian dollars.

(2) Average square footage is calculated by dividing the total square footage for all stores open at the end of the period by the number of stores open at the end of such period.

(3) Men's Wearhouse and Tux stores resulting from the acquisition of After Hours on April 9, 2007.

(4) Average sales per square foot of selling space is calculated by dividing total selling square footage for all stores open the entire year into total sales for those stores. The calculation for Men's Wearhouse includes Men's Wearhouse and Tux stores resulting from the acquisition of After Hours on April 9, 2007. The calculation for Moores is based upon the Canadian dollar. For 2006, the calculation excludes total sales for the 53rd week.

(5) As a result of the After Hours acquisition on April 9, 2007, 509 stores were acquired, of which 27 stores were subsequently closed in 2007.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

General

The Men's Wearhouse, Inc. is a specialty apparel retailer offering suits, suit separates, sport coats, pants, shoes, shirts, sportswear, outerwear and accessories for men and tuxedo rentals. We offer our products and services through multiple channels including The Men's Wearhouse, Men's Wearhouse and Tux, K&G, Moores Clothing for Men and on the internet at www.menswearhouse.com. Our stores are located throughout the United States and Canada and carry a wide selection of brand name and private label merchandise. In addition, we offer our customers a variety of services, including alterations and our loyalty program, and most of our K&G stores offer ladies' career apparel.

Overview

We had revenues of $1,909.6 million and net earnings of $45.5 million in fiscal 2009, compared to revenues of $1,972.4 million and net earnings of $58.8 million in fiscal 2008 and revenues of $2,112.6 million and net earnings of $147.0 million in fiscal 2007. A depressed economic and retail environment continued in fiscal 2009 with high unemployment, tight credit conditions and low consumer confidence negatively impacting consumer spending during the year. In response to these challenging business conditions, we continued efforts to stimulate sales with discounts and promotional events as we also managed our inventory purchases, maintained expense control efforts and reduced capital expenditures.

We opened 6 stores in fiscal 2009, 43 stores in fiscal 2008 and 42 stores in fiscal 2007. In addition, during fiscal 2009 we applied a new store design which was tested in three K&G stores in fiscal 2008 to approximately 80 additional K&G stores. The new store design establishes a modern look and feel from the exterior entrance of the store to the inside of the fitting rooms. We believe these new design elements convey a more vibrant and energetic attitude to our customers.

During the fourth quarter of fiscal 2009, we recognized pretax non-cash asset impairment charges of $19.5 million related to store assets for 145 Men's Wearhouse and Tux stores and 12 K&G stores. During the fourth quarter of fiscal 2008, we recorded pretax non-cash asset impairment charges of $1.8 million related mainly to store assets for two K&G stores. No asset impairment charges were recorded in fiscal 2007. The more significant factors impacting these charges are discussed below. Refer to *Impairment of Long-Lived Assets* as discussed in "Critical Accounting Polices and Estimates" below and Note 1 of Notes to Consolidated Financial Statements for further details.

Of the total $19.5 million non-cash asset impairment charges in fiscal 2009, $5.1 million related to 12 K&G stores. The asset impairment charges in fiscal 2009 and 2008 resulted primarily from sales declines at the K&G stores that started in fiscal 2007 and continued in fiscal 2008 and fiscal 2009 due mainly to the recessionary trend of the U.S. economy.

The remaining $14.4 million of asset impairment charges in fiscal 2009 related to store assets for 145 of the 454 Men's Wearhouse and Tux stores open at the end of fiscal 2009. During the first quarter of fiscal 2009, we renamed our stand-alone tuxedo rental stores to Men's Wearhouse and Tux. These stores were acquired in April 2007 or opened subsequently and operated as MW Tux from the fourth quarter of fiscal 2007 until the first quarter of fiscal 2009 when they were renamed Men's Wearhouse and Tux. These stores offer a full selection of tuxedo rental product as well as an expanded selection of retail merchandise, including formalwear and suit separates, dress shirts and ties targeted towards a younger customer, which was introduced during the first quarter of fiscal 2009. It was anticipated that expanding the retail merchandise at the rental stores and renaming them to Men's Wearhouse and Tux would diminish or possibly reverse a consumer driven shifting of rental revenues that was occurring from the rental stores to our Men's Wearhouse stores located in close proximity (one mile or less). Although the expanded merchandise offering contributed to a significant increase in retail clothing sales by the rental stores in fiscal 2009, the shifting of tuxedo rental revenues from the rental stores to near-by Men's Wearhouse stores continued to occur. In total, tuxedo rental revenues for fiscal 2009 were $334.1 million compared to $330.0 million in fiscal 2008 and

$325.3 million in fiscal 2007; however, $14.4 million of store assets for 145 of the 454 Men's Wearhouse and Tux stores open at the end of fiscal 2009 were impaired due mainly to the shifting of rental revenues.

The net assets for 122 of the total 157 stores impaired in fiscal 2009 are fully impaired and comprise $16.9 million of the total $19.5 million pretax impairment charge. The remaining net book value of the assets for the 35 stores that are not fully impaired totaled $1.3 million at the end of fiscal 2009. Changes to our key assumptions related to store performance, market conditions and other economic factors could result in future impairment charges for these partially impaired stores as well as for other stores where the carrying amount of the assets may not be recoverable.

In 2009, we closed four Men's Wearhouse stores due to lease expiration and one K&G store due to substandard performance. We also closed 36 Men's Wearhouse and Tux stores: one due to substandard performance, nine due to lease expiration and 26 due to consolidation of operations with other existing Men's Wearhouse stores in the area. In 2008, we closed two Men's Wearhouse stores due to substandard performance. We also closed 20 Men's Wearhouse and Tux stores: seven due to substandard performance, one due to lease expiration and 12 due to consolidation of operations with other existing Men's Wearhouse stores in the area. In 2007, we closed 27 stores due to the integration of After Hours into our operations and two Men's Wearhouse stores and one K&G store due to lease expirations.

During the second quarter of 2009, we entered into an agreement with an unrelated third party who assumed our liability for unredeemed gift cards that had not yet reached their statutory escheatment term. As a result of this agreement, we are no longer subject to certain third party claims for unredeemed gift cards, which allows us to recognize other income from breakage of gift cards when the likelihood of redemption of the gift cards is remote. Pretax breakage income of $5.0 million was recognized during fiscal 2009. Refer to *Gift Cards and Gift Card Breakage* as discussed in "Critical Accounting Polices and Estimates" below and Note 1 of Notes to Consolidated Financial Statements for further details.

We expect general economic conditions to remain difficult in 2010. In response to these challenges, we plan to continue efforts to stimulate sales with discounts and other promotional events, to manage our inventory purchases, to continue expense controls and to limit our capital expenditures. We plan to open approximately 15 Men's Wearhouse stores in fiscal 2010 and to expand and/or relocate approximately 15 existing Men's Wearhouse stores, one existing Men's Wearhouse and Tux store, five existing K&G stores and seven existing Moores stores. We also plan to increase the ladies assortment of merchandise in 44 of our 107 K&G stores and to introduce a limited assortment of deeply discounted European luxury brand merchandise in certain K&G stores. We plan to close one Men's Wearhouse store, seven K&G stores and approximately 45 Men's Wearhouse and Tux stores in the next 13 months as their lease terms expire, and approximately 20 additional Men's Wearhouse and Tux stores will be closed if acceptable lease termination arrangements can be established. Based on our experience with previous economic downturns, we believe long-term fundamentals for the men's specialty apparel industry remain strong and that current negative conditions will stabilize over time. However, we cannot predict when a meaningful recovery will occur.

Results of Operations

The following table sets forth the Company's results of operations expressed as a percentage of net sales for the periods indicated:

	Fiscal Year(1)		
	2009	2008	2007
Net sales			
Clothing product	75.8%	76.8%	78.4%
Tuxedo rental services	17.5	16.7	15.4
Alteration and other services	6.7	6.5	6.2
Total net sales	100.0%	100.0%	100.0%
Cost of sales:			
Clothing product, including buying and distribution costs	35.1	34.1	33.6
Tuxedo rental services	3.0	3.0	2.9
Alteration and other services	5.0	4.9	4.7
Occupancy costs	15.2	14.9	12.9
Gross margin	41.8	43.1	45.9
Asset impairment charges	1.0	0.1	—
Selling, general and administrative expenses	37.2	38.4	35.1
Operating income	3.6	4.6	10.8
Interest income	0.1	0.1	0.3
Interest expense	(0.1)	(0.2)	(0.2)
Earnings before income taxes	3.6	4.5	10.9
Provision for income taxes	1.2	1.5	3.9
Net earnings	2.4%	3.0%	7.0%

(1) Percentage line items may not sum to totals due to the effect of rounding.

2009 Compared with 2008

The Company's net sales decreased $62.8 million, or 3.2%, to $1,909.6 million for fiscal 2009 as compared to fiscal 2008. The decrease was due mainly to a $68.3 million decrease in clothing product revenues, offset partially by a $4.1 million increase in tuxedo rental services and a $1.9 million increase in alteration services, and is attributable to the following:

(In millions)	Amount Attributed to
$(57.3)	Decrease in comparable sales.
14.4	Increase from net sales of stores opened in 2008, relocated stores and expanded stores not yet included in comparable sales.
3.7	Increase in net sales from 6 stores opened in 2009.
1.9	Increase in alteration services sales.
(9.9)	Decrease in corporate apparel and other sales.
(8.5)	Decrease in net sales resulting from stores closed.
(7.1)	Decrease in net sales resulting from exchange rate changes.
$(62.8)	**Total**

Our comparable store sales (which are calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period) decreased 4.0% at Men's Wearhouse as increases in units per transaction, driven by our promotional activities, were more than offset by lower store traffic levels and higher markdowns. At Moores, comparable store sales decreased 0.9% as increases in units per transaction, driven by our promotional activities, and a higher average transaction value were more than offset by lower store traffic levels. At K&G, comparable store sales decreased 1.9% primarily due to decreases in units per transaction and higher markdowns. The continuation of negative macroeconomic conditions, including high unemployment, particularly affected sales of men's apparel as buying patterns for men are considered to be more discretionary than those in other apparel areas. The lower clothing product sales were partially offset by increased revenues from our tuxedo rental services due mainly to higher average rental rates. As a percentage of total revenues, tuxedo rental service revenues increased from 16.7% in 2008 to 17.5% in 2009. Exchange rate changes from a weaker Canadian dollar also caused total sales for fiscal 2009 to be $7.1 million less than the comparable prior year sales. The decrease in corporate apparel and other sales was due mainly to reduced orders from several major corporate apparel customers.

The Company's gross margin was as follows:

	Fiscal Year		
	2009	2008	2007
Gross margin	$797,726	$850,512	$970,057
Gross margin as a percentage of related sales:			
Clothing product, including buying and distribution costs	53.7%	55.6%	57.2%
Tuxedo rental services	82.8%	82.0%	81.0%
Alteration and other services	26.2%	24.1%	24.1%
Occupancy costs	(15.2)%	(14.9)%	(12.9)%
Total gross margin	41.8%	43.1%	45.9%

Buying and distribution costs are included in determining our clothing product and total gross margins. Our gross margin may not be comparable to other specialty retailers, as some companies exclude costs related to their distribution network from cost of goods sold while others, like us, include all or a portion of such costs in cost of goods sold and exclude them from selling, general and administrative expenses.

Total gross margin decreased 6.2% from $850.5 million in fiscal 2008 to $797.7 million in fiscal 2009. As a percentage of sales, total gross margin decreased from 43.1% in 2008 to 41.8% in 2009. This decrease is due mainly to lower clothing product margin, offset slightly by improved tuxedo rental and alteration services margins. As a percentage of related sales, the clothing product gross margin decreased from 55.6% in 2008 to 53.7% in 2009 due primarily to higher markdowns from increased promotional activities at our Men's Wearhouse and Moores stores. The tuxedo rental services gross margin increased slightly from 82.0% in 2008 to 82.8% in 2009 due mainly to the absence in 2009 of costs incurred in the first quarter of 2008 associated with realignment of our tuxedo rental product inventory. The gross margin for alteration and other services increased from 24.1% in 2008 to 26.2% in 2009 mainly as a result of reduced alteration costs combined with increased alteration sales associated with the increased unit sales from our promotional events. Occupancy cost, which is relatively constant on a per store basis and includes store related rent, common area maintenance, utilities, repairs and maintenance, security, property taxes and depreciation, increased from 14.9% of total sales in 2008 to 15.2% in 2009 but, on an absolute dollar basis, decreased by 1.3%.

Non-cash asset impairment charges increased to $19.5 million in fiscal 2009 as compared to $1.8 million in fiscal 2008. As a percentage of sales, these expenses increased from 0.1% in 2008 to 1.0% in 2009. The asset impairment charges in fiscal 2009 related to 145 Men's Wearhouse and Tux stores and 12 K&G stores. The asset impairment charges in fiscal 2008 related to two K&G stores. Refer to *Impairment of Long-Lived Assets* as discussed in "Critical Accounting Polices and Estimates" below and Note 1 of Notes to Consolidated Financial Statements for further details.

Selling, general and administrative ("SG&A") expenses decreased to $710.0 million in fiscal 2009 from $758.2 million in fiscal 2008, a decrease of $48.2 million or 6.4%. As a percentage of sales, these expenses decreased from 38.4% in 2008 to 37.2% in 2009. The components of this 1.2% net decrease in SG&A expenses as a percentage of net sales and the related absolute dollar changes were as follows:

%	Attributed to
0.4%	Increase in advertising expense as a percentage of sales from 3.9% in 2008 to 4.3% in 2009. On an absolute dollar basis, advertising expense increased $5.0 million.
0.1%	Increase in store salaries as a percentage of sales from 14.9% in 2008 to 15.0% in 2009. Store salaries on an absolute dollar basis decreased $7.8 million primarily due to decreased commissions and store personnel due to decreased sales and fewer stores in 2009.
(0.5)%	Decrease in other SG&A expenses of $10.0 million due to the absence in 2009 of costs incurred in 2008 in connection with the July 11, 2008 closure of the Canadian based manufacturing facility operated by the Company's subsidiary, Golden Brand.
0.4%	Increase in other SG&A expenses of $8.8 million due to the absence in 2009 of the gain on sale of certain distribution facility assets acquired by the State of California through eminent domain in 2008.
(1.6)%	Decrease in other SG&A expenses as a percentage of sales from 19.5% in 2008 to 17.9% in 2009. On an absolute dollar basis, other SG&A expenses decreased $44.2 million primarily due to cost control efforts initiated in the fourth quarter of 2008 and the 2009 recognition of $5.0 million in other operating income from gift card breakage. During the second quarter of 2009, we entered into an agreement with an unrelated third party who assumed our liability for unredeemed gift cards that had not yet reached their statutory escheatment term. As a result of this agreement, we are no longer subject to certain third party claims for unredeemed gift cards, which allows us to recognize other income from breakage of gift cards when the likelihood of redemption of the gift cards is remote (refer to *Gift Cards and Gift Card Breakage* as discussed in "Critical Accounting Polices and Estimates" below and Note 1 of Notes to Consolidated Financial Statements).
(1.2)%	**Total**

Interest expense decreased from $4.3 million in fiscal 2008 to $1.2 million in fiscal 2009 while interest income decreased from $2.6 million in fiscal 2008 to $0.9 million in fiscal 2009. Weighted average borrowings outstanding decreased from $91.1 million in 2008 to $47.4 million in 2009, and the weighted average interest rate on outstanding indebtedness decreased from 4.3% to 1.9%. The decrease in the weighted average borrowings was due mainly to the voluntary repayment of a portion of our Canadian term loan in October 2008 of approximately US$31.9 million and payments on our revolving credit facility of $25.0 million during the first quarter of 2009. The weighted average interest rate for fiscal 2009 decreased mainly due to a decrease in the effective interest rate for the Canadian term loan from 1.9% at January 31, 2009 to 1.1% at January 30, 2010. The decrease in interest income was primarily attributable to lower interest rates for fiscal 2009 as compared to fiscal 2008.

Our effective income tax rate was 33.0% for 2009 and 33.7% for fiscal 2008. The effective tax rate for fiscal 2009 was lower than the statutory U.S. federal rate of 35% primarily due to the foreign exchange impact of distributed earnings from our Canadian operations, favorable conclusions of certain income tax audits and statute of limitation expirations during the year, offset partially by the unfavorable effect of state income taxes and establishment of a valuation allowance related to potential limited utilization of foreign tax credits. The effective income tax rate in 2008 was lower than the statutory U.S. federal rate of 35% mainly because favorable conclusions of certain income tax audits and statute of limitation expirations during the year more than offset the effect of state income taxes. As of January 30, 2010, we had $7.1 million in unrecognized tax benefits, of which $4.8 million, if recognized, would reduce our income tax expense and effective tax rate. It is reasonably possible that there could be a net reduction in the balance of unrecognized tax benefits of up to $1.0 million in the next twelve months.

These factors resulted in 2009 net earnings of $45.5 million or 2.4% of net sales, compared with 2008 net earnings of $58.8 million or 3.0% of net sales.

2008 Compared with 2007

The Company's net sales decreased $140.1 million, or 6.6%, to $1,972.4 million for fiscal 2008 as compared to fiscal 2007. The decrease was due mainly to a $140.5 million decrease in clothing product revenues, offset partially by a $4.7 million increase in tuxedo rental service revenues and is attributable to the following:

(In millions)	Amount Attributed to
$(170.7)	Decrease in comparable sales.
23.5	Increase from net sales of stores opened in 2007, relocated stores and expanded stores not yet included in comparable sales.
16.6	Increase in net sales from 43 new stores opened in 2008.
4.3	Increase from net sales of acquired After Hours stores, not included in comparable sales until second quarter of 2008.
(6.0)	Decrease in net sales resulting from stores closed.
(1.3)	Decrease in alteration and other sales.
(6.5)	Decrease in net sales resulting from exchange rate changes.
$(140.1)	**Total**

Our comparable store sales (which are calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period) decreased 9.0% at Men's Wearhouse, 11.7% at K&G and 5.6% at Moores. These decreases were primarily due to decreased clothing product sales resulting from continued declines in traffic levels at all our retail apparel brands. The recessionary trend of the U.S. economy that started in late 2007 and a weakening Canadian economy continued to negatively impact consumer spending during 2008, with sales of men's apparel being particularly affected. Buying patterns for men are considered to be more discretionary than those in other apparel areas. The lower clothing product sales were partially offset by increased revenues from our tuxedo rental services due mainly to a full year of rentals in 2008 from the After Hours stores acquired on April 9, 2007 and to higher average rental rates. As a percentage of total revenues, tuxedo rental service revenues increased from 15.4% in 2007 to 16.7% in 2008.

The Company's gross margin was as follows:

	Fiscal Year		
	2008	2007	2006
Gross margin	$850,512	$970,057	$815,705
Gross margin as a percentage of related sales:			
Clothing product, including buying and distribution costs	55.6%	57.2%	54.7%
Tuxedo rental services	82.0%	81.0%	78.0%
Alteration and other services	24.1%	24.1%	27.0%
Occupancy costs	(14.9)%	(12.9)%	(11.1)%
Total gross margin	43.1%	45.9%	43.3%

Buying and distribution costs are included in determining our clothing product and total gross margins. Our gross margin may not be comparable to other specialty retailers, as some companies exclude costs related to their distribution network from cost of goods sold while others, like us, include all or a portion of such costs in cost of goods sold and exclude them from selling, general and administrative expenses.

Total gross margin decreased 12.3% from $970.1 in fiscal 2007 to $850.5 million in fiscal 2008. As a percentage of sales, total gross margin decreased from 45.9% in 2007 to 43.1% in 2008. This decrease is due mainly to lower clothing product margins and an increase from 12.9% in 2007 to 14.9% in 2008 for occupancy cost, which is relatively constant on a per store basis and includes store related rent, common area maintenance, utilities, repairs and maintenance, security, property taxes and depreciation. On an absolute dollar basis, occupancy cost increased by 7.9% from 2007 to 2008, due mainly to our acquisition of After Hours and increased rental rates for new and renewed leases. With respect to gross margin as a percentage of related sales, the clothing product gross margin decreased from 57.2% in 2007 to 55.6% in 2008 due primarily to higher markdowns from increased promotional activity at our Men's Wearhouse and K&G stores. The tuxedo rental services gross margin increased from 81.0% in 2007 to 82.0% in 2008 due mainly to the absence in 2008 of a $3.6 million charge taken in 2007 in connection with initial efforts to establish a global merchandising assortment for the combined tuxedo rental operations of After Hours and Men's Wearhouse. The gross margin for alteration and other services remained the same in 2008 as in 2007 at 24.1% as increased alteration sales in the fourth quarter of 2008 from our promotional events offset decreased alteration margins caused by decreased clothing sales in 2008 and the related deleveraging of alteration service fixed costs.

Non-cash asset impairment charges were $1.8 million in fiscal 2008 compared to zero in fiscal 2007. As a percentage of sales, these expenses were 0.1% in 2008. The asset impairment charges related mainly to two K&G stores still in operation.

Selling, general and administrative ("SG&A") expenses increased to $758.2 million in fiscal 2008 from $741.4 million in fiscal 2007, an increase of $16.8 million or 2.3%. As a percentage of sales, these expenses increased from 35.1% in 2007 to 38.4% in 2008. The components of this 3.3% net increase in SG&A expenses as a percentage of net sales and the related absolute dollar changes were as follows:

%	Attributed to
0.4%	Increase in advertising expense as a percentage of sales from 3.5% in 2007 to 3.9% in 2008. On an absolute dollar basis, advertising expense increased $3.2 million.
0.9%	Increase in store salaries as a percentage of sales from 14.0% in 2007 to 14.9% in 2008. Store salaries on an absolute dollar basis decreased $2.2 million primarily due to decreased commissions and store personnel due to decreased sales in 2008. This decrease more than offset the increase in store salaries related to a full twelve months of Men's Wearhouse and Tux (formerly After Hours) store salaries in 2008 versus 301 days in fiscal 2007.
0.5%	Increase in other SG&A expenses of $10.0 million in connection with the July 11, 2008 closure of the Canadian based manufacturing facility operated by the Company's subsidiary, Golden Brand.
(0.4)%	Decrease in other SG&A expenses of $8.8 million from the gain on sale of certain distribution facility assets acquired by the State of California through eminent domain in 2008.
1.9%	Increase in other SG&A expenses as a percentage of sales from 17.6% in 2007 to 19.5% in 2008. On an absolute dollar basis, other SG&A expenses increased $14.7 million primarily due to other SG&A expenses associated with a full twelve months of Men's Wearhouse and Tux (formerly After Hours) operations in 2008 versus 301 days in fiscal 2007.
3.3%	**Total**

Interest expense decreased from $5.0 million in fiscal 2007 to $4.3 million in fiscal 2008 while interest income decreased from $6.0 million in fiscal 2007 to $2.6 million in fiscal 2008. Weighted average borrowings outstanding increased from $86.4 million in 2007 to $91.1 million in 2008, and the weighted average interest rate on outstanding indebtedness decreased from 5.5% to 4.3%. The increase in the weighted average borrowings resulted from borrowings under our revolving credit facility, offset partially by payments made on our Canadian term loan on October 22, 2008 of approximately US$31.9 million. Outstanding borrowings under our revolving credit facility were $25.0 million at January 31, 2009 at an effective interest rate of 1.2%. The weighted average interest rate for fiscal 2008 decreased mainly due to a decrease in the effective interest rate for the Canadian term loan from 4.8% at February 2, 2008 to 1.9% at January 31, 2009, offset partially by borrowings at a weighted average rate of 4.2% under our revolving credit facility during fiscal 2008. The decrease in interest income was primarily attributable to lower average invested cash balances and lower interest rates for fiscal 2008 as compared to fiscal 2007. The average yield on our investments decreased due to changes in the investment market and our shift to more conservative investments.

Our effective income tax rate was 36.0% for fiscal 2007 and 33.7% for fiscal 2008. The effective tax rate in 2007 was higher than the statutory U.S. federal rate of 35% primarily due to the effect of state income taxes, offset by favorable developments in certain outstanding income tax matters in the second quarter of fiscal 2007. The effective income tax rate in 2008 was lower than the statutory U.S. federal rate of 35% mainly because favorable conclusions of certain income tax audits and statute of limitation expirations during the year more than offset the effect of state income taxes.

These factors resulted in 2008 net earnings of $58.8 million or 3.0% of net sales, compared with 2007 net earnings of $147.0 million or 7.0% of net sales.

Supplemental Information

Fiscal 2008 compared to Pro Forma fiscal 2007

The consolidated statements of earnings included herein reflect the Company's GAAP results of operations for fiscal 2007 and fiscal 2008. Since the acquisition of After Hours occurred on April 9, 2007, the inclusion of its off-season operations as if the acquisition had occurred prior to the beginning of 2007 reduces diluted earnings per common share for fiscal 2007 from $2.73 on a GAAP basis to $2.57 on a pro forma basis and allows for a comparison of the 2008 and 2007 results on a comparable operations basis. The following table, expressed as a percentage of net sales for the periods indicated, and comments that follow are based on a comparison of the pro forma results for fiscal 2007 with the GAAP results for fiscal 2008. Refer to Note 2 of Notes to Consolidated Financial Statements for pro forma results of operations for fiscal 2007.

	Fiscal Year 2008	Pro Forma Fiscal Year 2007
Net sales:		
Clothing product	76.8%	77.5%
Tuxedo rental services	16.7	16.4
Alteration and other services	6.5	6.1
Total net sales	100.0%	100.0%
Cost of sales:		
Clothing product, including buying and distribution costs	34.1	33.2
Tuxedo rental services	3.0	3.1
Alteration and other services	4.9	4.6
Occupancy costs	14.9	13.0
Gross margin	43.1	46.1
Asset impairment charges	0.1	—
Selling, general and administrative expenses	38.4	36.0
Operating income	4.6	10.1
Interest income	0.1	0.3
Interest expense	(0.2)	(0.3)
Earnings before income taxes	4.5	10.1
Provision for income taxes	1.5	3.6
Net earnings	3.0%	6.5%

Total net sales decreased $170.1 million or 7.9% to $1,972.4 million in 2008 from $2,142.5 million for the pro forma fiscal year 2007. Clothing product sales, representing 76.8% of 2008 total net sales, decreased 8.7% due primarily to decreases in comparable store sales driven by a reduction in store traffic levels. Tuxedo rental service sales, representing 16.7% of 2008 total net sales, decreased 6.2%. This decline was primarily due to reduced tuxedo rental sales at stores acquired in 2007 as well as the sale of the acquired wholesale tuxedo rental operations in July 2007. These declines were partially offset by increases in tuxedo rental service sales at the Men's Wearhouse stores and higher average rental rates at the Men's Wearhouse and Moores stores.

Gross margin before occupancy costs, as a percentage of total net sales, decreased from pro forma 59.1% in 2007 to 58.0% in 2008. Clothing product margins as a percentage of related 2008 sales decreased 149 basis points while tuxedo rental service margins increased 71 basis points from the pro forma fiscal year 2007. Gross margin for alteration and other services remained constant as a percentage of related 2008 sales as increased alteration sales in the fourth quarter of 2008 related to our promotional events offset decreased alteration margins caused by decreased clothing sales in 2008 and the related deleveraging of fixed alteration service costs. Occupancy costs as a percentage of total net sales increased by 189 basis points from pro forma 13.0% in 2007 to 14.9% in 2008 due to the deleveraging effect of reduced comparable store sales, increased rental rates for new and renewed leases and increased depreciation expense from the rebranding of After Hours stores to MW Tux.

The asset impairment charge of $1.8 million recorded in 2008 related mainly to two stores still in operation.

Selling, general, and administrative expenses, as a percentage of total net sales, increased 245 basis points from pro forma 36.0% in 2007 to 38.4% in 2008. This increase was primarily due to the deleveraging effect of reduced net sales in addition to $10.0 million of costs associated with the July 11, 2008 closure of the Canadian based manufacturing facility operated by the Company's subsidiary, Golden Brand, offset partially by an $8.8 million gain from the sale of certain distribution facility assets acquired by the State of California through eminent domain in 2008.

These factors resulted in operating income of $90.5 million and net earnings of $58.8 million in fiscal 2008 compared to pro forma operating income of $215.6 million and net earnings of $138.4 million for fiscal 2007.

Liquidity and Capital Resources

At January 30, 2010 and January 31, 2009, cash and cash equivalents totaled $186.0 million and $87.4 million, respectively. We had working capital of $484.3 million, $411.4 million and $393.7 million at January 30, 2010, January 31, 2009 and February 2, 2008, respectively, which included short-term investments of $17.1 million and $59.9 million at January 31, 2009 and February 2, 2008. We held no short-term investments at January 30, 2010. Our primary sources of working capital are cash flows from operations and borrowings under our Credit Agreement. Historically, our working capital has been at its lowest level in January and February, and has increased through November as inventory buildup occurs in preparation for the fourth quarter selling season. The $72.9 million increase in working capital at January 30, 2010 compared to January 31, 2009 resulted primarily from increased cash balances from operating results.

On April 9, 2007, we completed the acquisition of After Hours, a men's formalwear chain in the United States with 509 stores operating under After Hours Formalwear and Mr. Tux store fronts. Under the terms of the stock purchase agreement, we acquired all of the outstanding stock of After Hours from Federated Department Stores, Inc. in exchange for an aggregate purchase price of $100.0 million, adjusted for certain items, primarily customer cash deposits retained by Federated on rentals to be completed after closing. The total net cash consideration paid after these adjustments and other acquisition costs was approximately $69.8 million.

On March 3, 2008, we announced that Golden Brand Clothing (Canada) Ltd., an indirect wholly owned subsidiary of the Company, intended to close its Montreal, Quebec-based manufacturing facility. The facility was closed on July 11, 2008. In fiscal 2008, we recognized pretax costs of $10.0 million for closure of the facility, including $6.6 million for severance payments, $1.1 million for the write-off of fixed assets, $1.6 million for lease termination payments and $0.7 million for other costs related to closing the facility. These charges are included in "Selling, general and administrative expenses" in our consolidated statement of earnings. No charges were recognized during fiscal 2009. Net cash payments of $1.0 million and $7.2 million related to the closure of the facility were made in fiscal 2009 and 2008, respectively. The payments made in fiscal 2009 and the accrued balance of $0.1 million at January 30, 2010 for closure of the facility relate to the remaining lease termination payments which will be paid over the remaining term of the lease through February 2010.

Credit Facilities

Our Amended and Restated Credit Agreement (the "Credit Agreement") with a group of banks, which was last amended on February 2, 2007, provides for a total senior secured revolving credit facility of $200.0 million, which can be expanded to $250.0 million upon additional lender commitments, that matures on February 11, 2012. The Credit Agreement also provided our Canadian subsidiaries with a senior secured term loan used to fund the repatriation of US$74.7 million of Canadian earnings in January 2006 under the American Jobs Creation Act of 2004. The Canadian term loan matures on February 10, 2011. The Credit Agreement is secured by the stock of certain of our subsidiaries. The Credit Agreement has several borrowing and interest rate options including the following indices: (i) an alternate base rate (equal to the greater of the prime rate or the federal funds rate plus 0.5%) or (ii) LIBO rate or (iii) CDO rate. Advances under the Credit Agreement bear interest at a rate per annum using the applicable indices plus a varying interest rate margin up to 1.125%. The Credit Agreement also provides for fees applicable to unused commitments ranging from 0.100% to 0.175%. As of January 30, 2010, there was US$43.5 million outstanding under the Canadian term loan with an effective interest rate of 1.1%, and no borrowings outstanding under the revolving credit facility.

The Credit Agreement contains certain restrictive and financial covenants, including the requirement to maintain certain financial ratios. The restrictive provisions in the Credit Agreement reflect an overall covenant structure that is generally representative of a commercial loan made to an investment-grade company. Our debt, however, is not rated, and we have not sought, and are not seeking, a rating of our debt. We were in compliance with the covenants in the Credit Agreement as of January 30, 2010.

Tightened conditions in the U.S. and global credit markets have made it difficult for many businesses to obtain financing on acceptable terms. If these market conditions continue or worsen, it may be more difficult for us to renew or increase our credit facility.

We utilize letters of credit primarily for inventory purchases and as collateral for workers compensation claims. At January 30, 2010, letters of credit totaling approximately $12.3 million were issued and outstanding. Borrowings available under our Credit Agreement at January 30, 2010 were $187.7 million.

Cash flow activities

Operating activities — Our primary source of operating cash flow is from sales to our customers. Our primary uses of cash include merchandise inventory and tuxedo rental product purchases, personnel related expenses, occupancy costs, advertising costs and income tax payments. Our operating activities provided net cash of $163.2 million in 2009, due mainly to net earnings, adjusted for non-cash charges, and decreases in inventories and other assets and an increase in income taxes payable, offset in part by an increase in tuxedo rental product and decreases in accounts payable, accrued expenses and other current liabilities. Our operating activities provided net cash of $129.5 million in 2008, due mainly to net earnings, adjusted for non-cash charges, and a decrease in inventories, offset in part by an increase in tuxedo rental product and decreases in accounts payable, accrued expenses and other current liabilities and income taxes payable. Our operating activities provided net cash of $204.9 million in 2007 mainly because cash provided by net earnings, as adjusted for non-cash charges, more than offset cash used for increases in inventories and tuxedo rental product and decreases in accounts payable, accrued expenses and other current liabilities and a decrease in income taxes payable. Inventories decreased in 2009 and 2008 as purchases were reduced in line with decreased clothing sales in 2009 and 2008. Inventories increased in 2007 due mainly to increased selling square footage and an increase of $7.7 million in corporate uniform product. Tuxedo rental product increased in each of the years to support the continued growth in our tuxedo rental business, to replenish and replace product and, in 2008, to rationalize the acquired After Hours tuxedo rental product offerings. The decreases in accounts payable, accrued expenses and other current liabilities relate mainly to the timing of vendor payments and, in 2009 and 2008, reduced purchases associated with decreased clothing sales. The decrease in other assets in 2009 was mainly due to tax refunds received. In 2008 and 2007, income taxes payable decreased because actual earnings were lower than amounts used to estimate required tax payments. The increase in income taxes payable in 2009 was due to the timing and amounts of required tax payments.

Investing activities — Our cash outflows from investing activities are primarily for capital expenditures and purchases of short-term investments, while cash inflows are primarily the result of proceeds from sales of short-term investments. Our investing activities used net cash of $36.7 million, $35.0 million and $254.3 million in 2009, 2008 and 2007, respectively. We made capital expenditures of $56.9 million, $88.2 million and $126.1 million in 2009, 2008 and 2007, respectively. In 2007, we made net purchases of short-term investments of $59.9 million and used net cash of $68.2 million related to our acquisition of After Hours. In 2008, we had proceeds of $9.6 million from the sale of certain distribution facility assets acquired by the State of California through eminent domain.

Additionally, in 2009 and 2008, we had net proceeds from short-term investments of $19.4 million and $42.8 million, respectively.

Our capital expenditures relate mainly to costs incurred for stores opened, remodeled or relocated during the year or under construction at the end of the year, distribution facility additions and infrastructure technology investments as detailed below (in millions):

	2009	2008	2007
New store construction	$ 3.4	$18.1	$ 28.4
Relocation and remodeling of existing stores	26.5	50.2	40.1
Information technology	15.2	8.1	19.2
Distribution facilities	11.0	7.0	11.1
Other	0.8	4.8	27.3
Total	$56.9	$88.2	$126.1

Property additions relating to new retail apparel stores include stores in various stages of completion at the end of the fiscal year (one store at the end of 2009, five stores at the end of 2008 and eight stores at the end of 2007). In addition, other capital expenditures in 2007 include $22.4 million of capital expenditures for our relocated corporate office facilities and data center.

Financing activities — Our cash outflows from financing activities consist primarily of cash dividend payments, debt payments and treasury stock purchases, while cash inflows from financing activities consist primarily of proceeds from our revolving credit facility and the issuance of common stock. In 2009, our financing activities used net cash of $36.9 million, due mainly to the payment of cash dividends and payments on our revolving credit facility, offset partially by proceeds from the issuance of common stock. In 2008, our financing activities used net cash of $25.4 million, due mainly to the payment of cash dividends and payments on our Canadian term loan and our revolving credit facility, offset by proceeds from our revolving credit facility and the issuance of common stock. In 2007, our financing activities used net cash of $104.4 million due mainly to the purchase of treasury stock and cash dividends paid, offset partially by proceeds from the issuance of common stock and excess tax benefits in connection with share-based compensation.

Share repurchase program — In January 2006, the Board of Directors authorized a $100.0 million share repurchase program of our common stock, which superseded any remaining previous authorizations. During fiscal 2007, we repurchased under the January 2006 program 1,063,200 shares at a cost of $50.1 million in open market transactions and 8,290 shares at a cost of $0.3 million in private transactions for a total of 1,071,490 shares at an average price of $47.06. In August 2007, the Company's Board of Directors approved a replenishment of the Company's share repurchase program to $100.0 million by authorizing $90.3 million to be added to the remaining $9.7 million of the then current program. During the remainder of fiscal 2007, 1,913,700 shares at a cost of $55.7 million were purchased in open market transactions under the August 2007 replenishment at an average price of $29.10.

No shares were repurchased under the August 2007 authorization during fiscal 2009 or 2008. At January 30, 2010, the remaining balance available under the August 2007 authorization was $44.3 million.

During fiscal 2009, 7,292 shares at a cost of $0.1 million were repurchased at an average price per share of $12.29 in a private transaction to satisfy tax withholding obligations arising upon the vesting of certain restricted stock. During fiscal 2008, 6,728 shares at a cost of $0.2 million were repurchased at an average price per share of $23.13 in a private transaction to satisfy tax withholding obligations arising upon the vesting of certain restricted stock.

The following table summarizes our share repurchases over the last three fiscal years:

	2009	2008	2007
Shares repurchased (in thousands)	7.3	6.7	2,985.2
Total costs (in millions)	$ 0.1	$ 0.2	$ 106.1
Average price per share	$12.29	$23.13	$ 35.54

Dividends — Cash dividends paid were approximately $14.7 million, $14.6 million and $12.4 million during fiscal 2009, 2008 and 2007, respectively. In fiscal 2009, a dividend of $0.07 per share was declared in the first, second and third quarters and a dividend of $0.09 per share was declared in the fourth quarter, for an annual dividend of $0.30 per share. A dividend of $0.07 per share was declared in each quarter of fiscal 2008, for an annual dividend of $0.28 per share. In fiscal 2007, a dividend of $0.06 per share was declared in the first, second and third quarters and a dividend of $0.07 per share was declared in the fourth quarter, for an annual dividend of $0.25 per share. The cash dividend of $0.09 per share declared by our Board of Directors in January 2010 is payable on March 26, 2010 to shareholders of record on March 16, 2010. The dividend payout is approximately $4.8 million and is included in accrued expenses and other current liabilities as of January 30, 2010.

Futures sources and uses of cash

Our primary uses of cash are to finance working capital requirements of our operations. In addition, we will use cash to fund capital expenditures, income tax and dividend payments, operating leases and various other obligations, including the commitments discussed in the "Contractual Obligations" table below, as they arise.

Capital expenditures are anticipated to be in the range of $55.0 to $60.0 million for 2010. This amount includes the anticipated costs of opening approximately 15 new Men's Wearhouse stores in 2010 at an expected average cost per store of approximately $0.3 million (excluding telecommunications and point-of-sale equipment and inventory). The balance of the capital expenditures for 2010 will be used for telecommunications, point-of-sale and other computer equipment and systems, store relocations, remodeling and expansion, distribution facilities and investment in our corporate uniform program. The Company anticipates that each of the new Men's Wearhouse stores will require, on average, an initial inventory costing approximately $0.4 million (subject to the seasonal patterns that affect inventory at all stores). These inventory purchases will be funded by cash from operations, trade credit and, if necessary, borrowings under our revolving credit facility. The actual amount of future capital expenditures and inventory purchases will depend in part on the number of new stores opened and the terms on which new stores are leased, as well as on industry trends consistent with our anticipated operating plans. Additionally, market conditions may produce attractive opportunities for us to acquire assets or retail chains larger than our past acquisitions. Any such acquisitions may be undertaken as an alternative to opening new stores. We may use cash on hand, together with cash flow from operations, borrowings under our revolving credit facility and issuances of debt or equity securities, to take advantage of any significant acquisition opportunities.

The continued weakness of current economic conditions, including high unemployment levels, reduced consumer spending and tightened credit markets, could negatively affect our future operating results as well as our existing cash and cash equivalents balances. In addition, conditions in the financial markets could limit our access to additional capital resources, if needed, and could increase associated costs. We believe based on our current business plan that our existing cash and cash flows from operations will be sufficient to fund our planned store openings, other capital expenditures and operating cash requirements and that we will be able to maintain compliance with the covenants in our Credit Agreement for at least the next 12 months. In addition, as of January 30, 2010, borrowings available under our Credit Agreement were $187.7 million.

As a substantial portion of our cash and cash equivalents, which are primarily U.S. treasuries and other interest bearing accounts, is held by three financial institutions (two U.S. and one Canadian), we are exposed to risk of loss in the event of failure of any of these parties. However, due to the creditworthiness of these financial institutions, we anticipate full performance and access to our deposits and liquid investments.

Contractual Obligations

As of January 30, 2010, the Company is obligated to make cash payments in connection with its long-term debt, noncancelable capital and operating leases and other contractual obligations in the amounts listed below. In addition, we utilize letters of credit primarily for inventory purchases and as collateral for workers compensation claims. At January 30, 2010, letters of credit totaling approximately $12.3 million were issued and outstanding.

	Payments Due by Period				
	Total	<1 Year	1-3 Years	4-5 Years	> 5 Years
			(In millions)		
Contractual Obligations					
Long-term debt(a)	$ 43.5	$ —	$ 43.5	$ —	$ —
Capital lease obligations(b)	3.0	0.9	1.2	0.8	0.1
Operating lease base rentals(b)	733.7	151.2	246.7	176.5	159.3
Other contractual obligations(c)	25.2	7.9	7.5	8.7	1.1
Total contractual obligations(d)(e)	$805.4	$160.0	$298.9	$186.0	$160.5

(a) Long-term debt includes our Canadian term loan of US$43.5 million due in February 2011. The Canadian term loan bears interest at CDOR plus an applicable margin. This borrowing is further described in Note 4 of Notes to Consolidated Financial Statements. The table assumes our long-term debt is held to maturity.

(b) We lease retail business locations, office and warehouse facilities, copier equipment and automotive equipment under various noncancelable capital and operating leases. Leases on retail business locations specify minimum base rentals plus common area maintenance charges and possible additional rentals based upon percentages of sales. Most of the retail business location leases provide for renewal options at rates specified in the leases. Our future lease obligations would change if we exercised these renewal options and if we entered into additional lease agreements. See Note 12 of Notes to Consolidated Financial Statements for more information.

(c) Other contractual obligations consist primarily of payments required under our marketing agreement with David's Bridal, Inc.

(d) Excluded from the table above is $8.6 million, which includes $1.5 million in interest, related to uncertain tax positions. These amounts are not included due to our inability to predict the timing of the settlement of these amounts. Refer to Note 5 of Notes to Consolidated Financial Statements for more information.

(e) In February 2010, we entered into several 60-month noncancelable capital leases for certain automotive equipment used for product distribution. Total minimum future rental payments under these leases, excluded from the table above, are approximately $1.5 million, which includes $0.3 million in interest, resulting in a net capital lease obligation of $1.2 million. The minimum future rental payments under these leases, which are excluded from the table above, are approximately $0.3 million for each of the fiscal years 2010, 2011, 2012, 2013, 2014 and none thereafter.

In the normal course of business, we issue purchase orders to vendors/suppliers for merchandise. The purchase orders represent executory contracts requiring performance by the vendors/suppliers, including the delivery of the merchandise prior to a specified cancellation date and compliance with product specifications, quality standards and other requirements. In the event of the vendor's failure to meet the agreed upon terms and conditions, we may cancel the order.

Off-Balance Sheet Arrangements

Other than the noncancelable operating leases, other contractual obligations and letters of credit discussed above, the Company does not have any off-balance sheet arrangements that are material to its financial position or results of operations.

Inflation

The Company believes the impact of inflation on the results of operations during the periods presented has been minimal. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires the appropriate application of accounting policies in accordance with generally accepted accounting principles. In many instances, this also requires management to make estimates and assumptions about future events that affect the amounts and disclosures included in our financial statements. We base our estimates on historical experience and various assumptions that we believe are reasonable under our current business model. However, because future events and conditions and their effects cannot be determined with certainty, actual results will differ from our estimates and such differences could be material to our financial statements.

Our accounting policies are described in Note 1 of Notes to Consolidated Financial Statements. We consistently apply these policies and periodically evaluate the reasonableness of our estimates in light of actual events. Historically, we have found our accounting policies to be appropriate and our estimates and assumptions reasonable. Our critical accounting policies, which are those most significant to the presentation of our financial position and results of operations and those that require significant judgment or complex estimates by management, are discussed below.

Revenue Recognition — Clothing product revenue is recognized at the time of sale and delivery of merchandise, net of actual sales returns and a provision for estimated sales returns, and excludes sales taxes. Revenues from tuxedo rental, alteration and other services are recognized upon completion of the services.

We present all non-income government-assessed taxes (sales, use and value added taxes) collected from our customers and remitted to governmental agencies on a net basis (excluded from net sales) in our consolidated financial statements. The government-assessed taxes are recorded in accrued expenses and other current liabilities until they are remitted to the government agency.

Gift Cards and Gift Card Breakage — Proceeds from the sale of gift cards are recorded as a liability and are recognized as net sales from products and services when the cards are redeemed. Our gift cards do not have an expiration date. Prior to the second quarter of 2009, all unredeemed gift card proceeds were reflected as a liability until escheated in accordance with applicable laws and we did not recognize any income from unredeemed gift cards. During the second quarter of 2009, we entered into an agreement with an unrelated third party who assumed our liability for unredeemed gift cards that had not yet reached their statutory escheatment term. As a result of this agreement, we are no longer subject to certain third-party claims for unredeemed gift cards. Accordingly, beginning with the second quarter of 2009, we recognize income from breakage of gift cards when the likelihood of redemption of the gift card is remote. We determine our gift card breakage rate based upon historical redemption patterns. Based on this historical information, the likelihood of a gift card remaining unredeemed can be determined 36 months after the gift card is issued. At that time, breakage income is recognized for those cards for which the likelihood of redemption is deemed to be remote and for which there is no legal obligation for us to remit the value of such unredeemed gift cards to any relevant jurisdictions. Gift card breakage income is recorded as other operating income and is classified as a reduction of "Selling, general and administrative expenses" in our consolidated statement of earnings. Pretax breakage income, including a cumulative adjustment of $3.1 million recorded in the second quarter of 2009, of $5.0 million ($3.3 million net of tax or $0.06 per diluted earnings per common share) was recognized during fiscal 2009. Gift card breakage estimates are reviewed on a quarterly basis.

Inventories — Our inventory is carried at the lower of cost or market. Cost is determined on the average cost method for approximately 74% of our inventory and on the retail inventory method for the remaining 26% (primarily K&G inventories). Our inventory cost also includes estimated buying and distribution costs (warehousing, freight, hangers and merchandising costs) associated with the inventory, with the balance of such costs included in cost of sales. We make assumptions, based primarily on historical experience, as to items in our inventory that may be damaged, obsolete or salable only at marked down prices and reduce the cost of inventory to reflect the market value of these items. If actual damages, obsolescence or market demand is significantly different from our estimates, additional inventory write-downs could be required. In addition, buying and distribution costs are allocated to inventory based on the ratio of annual product purchases to inventory cost. If this ratio were to change significantly, it could materially affect the amount of buying and distribution costs included in cost of sales.

Impairment of Long-Lived Assets — Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a store level. Store assets are reviewed using factors including, but not limited to, the Company's future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to that store, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of a store does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. Estimating future cash flows requires management to make assumptions and to apply judgment, including forecasting future sales, costs and useful lives of assets. Significant judgment is also involved in selecting the appropriate discount rate to be applied in determining the estimated fair value of an asset. Changes to our key assumptions related to store performance, market conditions and other economic factors can significantly affect our impairment evaluation. For example, unanticipated adverse market conditions can cause individual stores to become unprofitable and can result in an impairment charge for the property and equipment assets in those stores.

No asset impairment charges were recorded in fiscal 2007. During the fourth quarter of fiscal 2008, we recognized pretax non-cash asset impairment charges of $1.8 million related mainly to store assets for two K&G stores still in operation. During the fourth quarter of fiscal 2009, we recognized pretax non-cash asset impairment charges of $19.5 million related to store assets for 145 Men's Wearhouse and Tux stores and 12 K&G stores.

The pretax asset impairment charges for the K&G stores of $1.8 million in 2008 and $5.1 million in 2009 are the result primarily of sales declines that started in 2007 and continued during 2008 and 2009 caused mainly by the recessionary trend of the U.S. economy. We plan to close at least five of the 12 impaired K&G stores at the lease end or kick-out date over the next 13 months. All the store assets for these 12 K&G stores are fully impaired.

The fiscal 2009 pretax asset impairment charges related to the store assets for the 145 Men's Wearhouse and Tux stores were $14.4 million. During the first quarter of fiscal 2009, we renamed our stand-alone tuxedo rental stores to Men's Wearhouse and Tux. Most of these stores were acquired in April 2007 or opened subsequently and operated as MW Tux from the fourth quarter of fiscal 2007 until the first quarter of fiscal 2009 when they were renamed Men's Wearhouse and Tux. These rental stores offer a full selection of tuxedo rental product as well as an expanded selection of retail merchandise, including formalwear and suit separates, dress shirts and ties targeted towards a younger customer, which was introduced during the first quarter of fiscal 2009. It was anticipated that expanding the retail merchandise at the rental stores and renaming them to Men's Wearhouse and Tux would diminish or possibly reverse a consumer driven shifting of rental revenues that was occurring from the rental stores to our Men's Wearhouse stores located in close proximity (one mile or less). Although the expanded merchandise offering contributed to a significant increase in retail clothing sales by the rental stores in fiscal 2009, the shifting of tuxedo rental revenues from the rental stores to near—by Men's Wearhouse stores continued to occur. In total, tuxedo rental revenues for fiscal 2009 were $334.1 million compared to $330.0 million in fiscal 2008 and $325.3 million in fiscal 2007; however, $14.4 million of store assets for 145 of the 454 Men's Wearhouse and Tux stores open at the end of fiscal 2009 were impaired due mainly to the shifting of rental revenues. We plan to close approximately 45 rental stores in the next 13 months as their lease terms expire, and approximately 20 additional rental stores will be closed if acceptable lease termination arrangements can be established. Most of the store assets for the rental stores planned to be closed were impaired in fiscal 2009.

The net assets for 122 of the total 157 stores impaired in fiscal 2009 are fully impaired and comprise $16.9 million of the total $19.5 million pretax impairment charge. The remaining net book value of the assets for the 35 stores that are not fully impaired totaled $1.3 million at the end of fiscal 2009. Changes to our key assumptions related to store performance, market conditions and other economic factors could result in future impairment charges for these partially impaired stores as well as for other stores where the carrying amount of the assets may not be recoverable.

Goodwill and Other Intangible Assets — Goodwill and other intangible assets are initially recorded at their fair values. Trademarks, tradenames and other identifiable intangible assets with finite useful lives are amortized to expense over their estimated useful lives of 3 to 17 years using the straight-line method and are periodically evaluated for impairment as discussed in the *Impairment of Long-Lived Assets* section above.

Goodwill, which totaled $59.4 million at January 30, 2010, represents the excess cost of businesses acquired over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in prior business combinations. Goodwill is not amortized but is evaluated annually as of our fiscal year end for impairment. A more frequent evaluation is performed if events or circumstances indicate that impairment could have occurred. Such events or circumstances could include, but are not limited to, significant negative industry or economic trends, unanticipated changes in the competitive environment, decisions to significantly modify or dispose of operations and a significant sustained decline in the market price of our stock.

For purposes of our impairment evaluation, the reporting units are our operating brands identified in Note 11 of Notes to Consolidated Financial Statements. Goodwill has been assigned to the reporting units based on prior business combinations related to the brands. The goodwill impairment evaluation is performed in two steps. The first step is intended to determine if potential impairment exists and is performed by comparing each reporting unit's fair value to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its estimated fair value, goodwill is considered potentially impaired and we must complete the second step of the testing to determine the amount of any impairment. The second step requires an allocation of the reporting unit's first step estimated fair value to the individual assets and liabilities of the reporting unit in the same manner as if the reporting unit was being acquired in a business combination. Any excess of the estimated fair value over the amounts allocated to the individual assets and liabilities represents the implied fair value of goodwill for the reporting unit. If the implied fair value of goodwill is less than the recorded goodwill, we would recognize an impairment charge for the difference.

In our step one process, we estimate the fair value of our reporting units using a combined income and market comparable approach. Our income approach uses projected future cash flows that are discounted using a weighted-average cost of capital analysis that reflects current market conditions. The market comparable approach primarily considers market price multiples of comparable companies and applies those price multiples to certain key drivers of the reporting unit. We engage an independent valuation firm to assist us in estimating the fair value of our reporting units.

Management judgment is a significant factor in the goodwill impairment evaluation process. The computations require management to make estimates and assumptions. Critical assumptions that are used as part of these evaluations include:

- *The potential future cash flows of the reporting unit.* The income approach relies on the timing and estimates of future cash flows. The projections use management's estimates of economic and market conditions over the projected period, including growth rates in revenue, gross margin and expense. The cash flows are based on the Company's most recent forecast and business plans and various growth rates have been assumed for years beyond the current business plan period. We believe that the assumptions and rates used in our 2009 impairment evaluation are reasonable; however, variations in the assumptions and rates could result in significantly different estimates of fair value.

- *Selection of an appropriate discount rate.* The income approach requires the selection of an appropriate discount rate, which is based on a weighted average cost of capital analysis. The discount rate is affected by changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants. Given current economic conditions, it is possible that the discount rate will fluctuate in the near term. The weighted average cost of capital used to discount the cash flows ranged from 12.0% to 13.0% for the 2009 analysis.

- *Selection of comparable companies within the industry.* For purposes of the market comparable approach, valuations were determined by calculating average price multiples of relevant key drivers from a group of companies that are comparable to the reporting units being analyzed and applying those price multiples to the key drivers of the reporting unit. While the market price multiple is not an assumption, a presumption that it provides an indicator of the value of the reporting unit is inherent in the valuation. The determination of the market comparable also involves a degree of judgment. Earnings multiples of 5.3 to 8.4 were used for the 2009 analysis.

As discussed above, the fair values of reporting units in 2009 were determined using a combined income and market comparable approach. We believe these two approaches are appropriate valuation techniques and we generally weight the two values equally as an estimate of reporting unit fair value for the purposes of our impairment testing. However, we may weigh one value more heavily than the other when conditions merit doing so. The fair value derived from the weighting of these two methods provided appropriate valuations that, in aggregate, reasonably reconciled to our market capitalization, taking into account observable control premiums. Therefore, we used the valuations in evaluating goodwill for possible impairment and determined that none of our goodwill was impaired. We also performed a sensitivity analysis on our significant assumptions and determined that a change in these assumptions within selected sensitivity testing levels would not impact our conclusion.

The goodwill impairment evaluation process requires management to make estimates and assumptions with regard to the fair value of the reporting units. Actual values may differ significantly from these judgments, particularly if there are significant adverse changes in the operating environment for our reporting units. Sustained declines in the Company's market capitalization could also increase the risk of goodwill impairment. Such occurrences could result in future goodwill impairment charges that would, in turn, negatively impact the Company's results of operations; however, any such goodwill impairments would be non-cash charges that would not affect our cash flows or compliance with our current debt covenants.

No impairment was identified in fiscal 2009, 2008 or 2007.

Tuxedo Rental Product — The cost of our tuxedo rental product is amortized to cost of sales based on the cost of each unit rented, which is estimated based on the number of times the unit is expected to be rented and the average cost of the rental product. Lost, damaged and retired rental product is also charged to cost of sales. Tuxedo rental product is amortized to expense generally over a two to three year period. We make assumptions, based primarily on historical experience and information obtained from tuxedo rental industry sources, as to the number of times each unit can be rented. If the actual number of times a unit can be rented were to vary significantly from our estimates, it could materially affect the amount of tuxedo rental product amortization included in cost of sales.

Self-Insurance — We self-insure significant portions of our workers' compensation and employee medical costs. We estimate our liability for future payments under these programs based on historical experience and various assumptions as to participating employees, health care costs, number of claims and other factors, including industry trends and information provided to us by our insurance broker. We also use actuarial estimates. If the number of claims or the costs associated with those claims were to increase significantly over our estimates, additional charges to earnings could be necessary to cover required payments.

Income Taxes — Income taxes are accounted for using the asset and liability method. Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The deferred tax assets are reduced, if necessary, by a valuation allowance to the extent future realization of those tax benefits is uncertain.

Significant judgment is required in determining the provision for income taxes and the related taxes payable and deferred tax assets and liabilities since, in the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, our tax returns are subject to audit by various domestic and foreign tax authorities that could result in material adjustments or differing interpretations of the tax laws. Although we believe that our estimates are reasonable and are based on the best available information at the time we prepare the provision, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in our consolidated financial statements.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and/or penalties related to uncertain tax positions are recognized in income tax expense. Significant judgment is required in determining our uncertain tax positions. We have established accruals for uncertain tax positions using our best judgment and adjust these accruals, as warranted, due to changing facts and circumstances. A change in our uncertain tax positions, in any given period, could have a significant impact on our financial position, results of operation and cash flows for that period.

Operating Leases — Our operating leases primarily relate to stores and generally contain rent escalation clauses, rent holidays, contingent rent provisions and occasionally leasehold incentives. We recognize rent expense for operating leases on a straight-line basis over the term of the lease, which is generally five to ten years based on the initial lease term plus first renewal option periods that are reasonably assured. Rent expense for stores is included in cost of sales as a part of occupancy cost and other rent is included in selling, general and administrative expenses. The lease terms commence when we take possession with the right to control use of the leased premises and, for stores, is generally 60 days prior to the date rent payments begin. Rental costs associated with ground or building operating leases that are incurred during a construction period are recognized as rental expense. Deferred rent that results from recognition of rent on a straight-line basis is included in other liabilities. Landlord incentives received for reimbursement of leasehold improvements are recorded as deferred rent and amortized as a reduction to rent expense over the term of the lease. Contingent rentals are generally based on percentages of sales and are recognized as store rent expense as they accrue.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued a standard regarding the FASB Accounting Standards Codification ("Codification") and the hierarchy of generally accepted accounting principles ("GAAP"). This standard identifies the source of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with GAAP in the United States. In addition, this standard establishes the FASB Codification as the source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. All guidance contained in the Codification carries an equal level of authority. This standard was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not have an impact on our financial position, results of operations or cash flows, but will affect our financial reporting process by eliminating all references to pre-codification standards. As of the effective date of this standard, the Codification superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative.

In May 2009, the FASB issued a standard regarding accounting for subsequent events. This standard is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This standard is effective for interim periods ending after June 15, 2009. In February 2010, the FASB issued an accounting standards update regarding accounting for subsequent events, which eliminated the requirement to disclose the date through which subsequent events have been evaluated in the financial statements. The accounting standards update was effective upon its final issuance. The adoption of the standard and the accounting standards update did not affect our financial position, results of operations or cash flows.

In June 2008, the FASB issued guidance regarding accounting by lessees for maintenance deposits. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. This guidance concluded that all maintenance deposits within its scope should be accounted for as a deposit and expensed or capitalized in accordance with the lessee's maintenance accounting policy. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

In June 2008, the FASB issued guidance for determining whether instruments granted in share-based payment transactions are participating securities, which provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per common share pursuant to the two-class method. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior period earnings per common share data presented shall be adjusted retrospectively. Early application of this guidance was prohibited. We adopted this guidance on February 1, 2009. We calculated basic and diluted earnings per common share under both the two-class method and the treasury stock method for fiscal 2009, noting no significant difference on the basic and diluted earnings per common share calculations. This guidance has not been applied to prior years as the impact is immaterial. Refer to Note 3 of Notes to Consolidated Financial Statements for earnings per common share disclosures.

In February 2008, the FASB issued guidance which deferred the effective date of the FASB statement regarding fair value measurements for all non-financial assets and non-financial liabilities for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this guidance. We adopted this guidance for non-financial assets and non-financial liabilities on February 1, 2009. The adoption of this guidance did not have a material impact to our financial position, results of operations or cash flows. Refer to Note 9 of Notes to Consolidated Financial Statements for fair value measurement disclosures.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Foreign Currency Risk

Moores conducts its business in Canadian dollars. The exchange rate between Canadian dollars and U.S. dollars has fluctuated over the last ten years. If the value of the Canadian dollar against the U.S. dollar weakens, then the revenues and earnings of our Canadian operations will be reduced when they are translated to U.S. dollars. Also, the value of our Canadian net assets in U.S. dollars may decline.

Interest Rate Risk

We are also subject to market risk as a result of the outstanding balance of US$43.5 million under our Canadian term loan at January 30, 2010, which bears a variable interest rate (see Note 4 of Notes to Consolidated Financial Statements). An increase in market interest rates would increase our interest expense and our cash requirements for interest payments. For example, an average increase of 0.5% in the variable interest rate would increase our interest expense and payments by approximately $0.2 million. At January 30, 2010, there were no borrowings outstanding under our revolving credit facility.

We also have exposure to market rate risk for changes in interest rates as those rates relate to our investment portfolio. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. As of January 30, 2010, we have highly liquid investments classified as cash equivalents in our consolidated balance sheet. Future investment income earned on our cash equivalents will fluctuate in line with short-term interest rates.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Men's Wearhouse, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of The Men's Wearhouse, Inc. and subsidiaries (the "Company") as of January 30, 2010 and January 31, 2009, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended January 30, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Men's Wearhouse, Inc. and subsidiaries as of January 30, 2010 and January 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended January 30, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 30, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 31, 2010

THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	January 30, 2010	January 31, 2009
	(In thousands, except shares)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 186,018	$ 87,412
Short-term investments	—	17,121
Accounts receivable, net	16,745	16,315
Inventories	431,492	440,099
Other current assets	74,075	70,668
Total current assets	708,330	631,615
PROPERTY AND EQUIPMENT, AT COST:		
Land	12,036	12,035
Buildings	88,463	85,843
Leasehold improvements	367,728	374,168
Furniture, fixtures and equipment	397,778	413,935
	866,005	885,981
Less accumulated depreciation and amortization	(521,259)	(498,509)
Net property and equipment	344,746	387,472
TUXEDO RENTAL PRODUCT, net	102,479	96,691
GOODWILL	59,414	57,561
OTHER ASSETS, net	17,137	14,391
TOTAL	$1,232,106	$1,187,730
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 83,052	$ 108,800
Accrued expenses and other current liabilities	117,047	111,404
Income taxes payable	23,936	19
Total current liabilities	224,035	220,223
LONG-TERM DEBT	43,491	62,916
DEFERRED TAXES AND OTHER LIABILITIES	62,236	62,443
Total liabilities	329,762	345,582
COMMITMENTS AND CONTINGENCIES (Notes 4 and 12)		
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value, 2,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value, 100,000,000 shares authorized, 70,523,368 and 70,021,860 shares issued	705	700
Capital in excess of par	327,742	315,404
Retained earnings	953,986	924,288
Accumulated other comprehensive income	32,537	14,292
Treasury stock, 18,111,602 and 18,104,310 shares at cost	(412,626)	(412,536)
Total shareholders' equity	902,344	842,148
TOTAL	$1,232,106	$1,187,730

The accompanying notes are an integral part of these consolidated financial statements.

THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
For the Years Ended
January 30, 2010, January 31, 2009 and February 2, 2008

	Fiscal Year		
	2009	2008	2007
	(In thousands, except per share amounts)		
Net sales:			
Clothing product	$1,447,386	$1,515,704	$1,656,167
Tuxedo rental services	334,068	329,951	325,272
Alteration and other services	128,121	126,763	131,119
Total net sales	1,909,575	1,972,418	2,112,558
Cost of sales:			
Clothing product, including buying and distribution costs	670,171	672,629	709,260
Tuxedo rental services	57,417	59,515	61,663
Alteration and other services	94,589	96,165	99,577
Occupancy costs	289,672	293,597	272,001
Total cost of sales	1,111,849	1,121,906	1,142,501
Gross margin	797,726	850,512	970,057
Asset impairment charges	19,473	1,812	—
Selling, general and administrative expenses	710,049	758,229	741,405
Operating income	68,204	90,471	228,652
Interest income	912	2,592	5,987
Interest expense	(1,244)	(4,300)	(5,046)
Earnings before income taxes	67,872	88,763	229,593
Provision for income taxes	22,364	29,919	82,552
Net earnings	$ 45,508	$ 58,844	$ 147,041
Net earnings per common share (Note 3):			
Basic	$ 0.86	$ 1.14	$ 2.76
Diluted	$ 0.86	$ 1.13	$ 2.73
Weighted average common shares outstanding (Note 3):			
Basic	52,130	51,645	53,258
Diluted	52,280	51,944	53,890

The accompanying notes are an integral part of these consolidated financial statements.

THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
	(In thousands, except shares)					
BALANCE — February 3, 2007	$691	$286,120	$752,361	$ 23,496	$(308,896)	$ 753,772
Cumulative effect upon adoption of accounting for uncertainty in income taxes	—	—	(1,060)	—	—	(1,060)
Cumulative effect upon adoption of accounting for sabbatical leave	—	—	(4,998)	—	—	(4,998)
Comprehensive income:						
Net earnings	—	—	147,041	—	—	147,041
Translation adjustment	—	—	—	20,133	—	20,133
Total comprehensive income						167,174
Cash dividends paid — $0.18 per share	—	—	(9,635)	—	—	(9,635)
Cash dividends declared — $0.07 per share	—	—	(3,625)	—	—	(3,625)
Share-based compensation	—	8,466	—	—	—	8,466
Common stock issued to stock discount plan — 66,764 shares	1	2,191	—	—	—	2,192
Common stock issued upon exercise of stock options — 317,813 shares	3	4,933	—	—	—	4,936
Common stock issued pursuant to restricted stock and deferred stock unit awards — 111,643 shares	1	(1)	—	—	—	—
Tax payments related to vested deferred stock units	—	(1,842)	—	—	—	(1,842)
Tax benefit related to share-based plans	—	4,164	—	—	—	4,164
Treasury stock issued to profit sharing plan — 65,207 shares	—	1,178	—	—	1,322	2,500
Treasury stock purchased — 2,985,190 shares	—	—	—	—	(106,107)	(106,107)
BALANCE — February 2, 2008	696	305,209	880,084	43,629	(413,681)	815,937
Comprehensive income:						
Net earnings	—	—	58,844	—	—	58,844
Translation adjustment	—	—	—	(29,337)	—	(29,337)
Total comprehensive income						29,507
Cash dividends paid — $0.21 per share	—	—	(10,975)	—	—	(10,975)
Cash dividends declared — $0.07 per share	—	—	(3,665)	—	—	(3,665)
Share-based compensation	—	9,797	—	—	—	9,797
Common stock issued to stock discount plan — 147,991 shares	1	2,127	—	—	—	2,128
Common stock issued upon exercise of stock options — 52,922 shares	1	724	—	—	—	725
Common stock issued pursuant to restricted stock and deferred stock unit awards — 209,206 shares	2	(2)	—	—	—	—
Tax payments related to vested deferred stock units	—	(1,399)	—	—	—	(1,399)
Tax deficiency related to share-based plans	—	(751)	—	—	—	(751)
Treasury stock issued to profit sharing plan — 57,078 shares	—	(301)	—	—	1,301	1,000
Treasury stock purchased — 6,728 shares	—	—	—	—	(156)	(156)
BALANCE — January 31, 2009	700	315,404	924,288	14,292	(412,536)	842,148
Comprehensive income:						
Net earnings	—	—	45,508	—	—	45,508
Translation adjustment	—	—	—	18,245	—	18,245
Total comprehensive income						63,753
Cash dividends paid — $0.21 per share	—	—	(11,057)	—	—	(11,057)
Cash dividends declared — $0.09 per share	—	—	(4,753)	—	—	(4,753)
Share-based compensation	—	10,168	—	—	—	10,168
Common stock issued to stock discount plan — 138,360 shares	1	1,985	—	—	—	1,986
Common stock issued upon exercise of stock options — 151,235 shares	2	2,118	—	—	—	2,120
Common stock issued pursuant to restricted stock and deferred stock unit awards — 231,273 shares	2	(2)	—	—	—	—
Tax payments related to vested deferred stock units	—	(1,634)	—	—	—	(1,634)
Tax deficiency related to share-based plans	—	(297)	—	—	—	(297)
Treasury stock purchased — 7,292 shares	—	—	—	—	(90)	(90)
BALANCE — January 30, 2010	$705	$327,742	$953,986	$ 32,537	$(412,626)	$ 902,344

The accompanying notes are an integral part of these consolidated financial statements.

THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended
January 30, 2010, January 31, 2009 and February 2, 2008

	Fiscal Year		
	2009	2008	2007
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 45,508	$ 58,844	$ 147,041
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	86,090	90,665	80,296
Tuxedo rental product amortization	37,184	38,180	42,067
Asset impairment charges	19,473	1,812	—
Loss on disposition of assets	1,778	73	53
Gain on sale of certain distribution facility assets	—	(8,818)	—
Deferred rent expense	2,305	808	3,562
Share-based compensation	10,168	9,797	8,466
Deferred tax provision (benefit)	(30,630)	8,270	2,992
Decrease (increase) in accounts receivable	(167)	1,513	3,575
Decrease (increase) in inventories	15,579	40,224	(25,446)
Increase in tuxedo rental product	(40,528)	(54,414)	(34,826)
Decrease (increase) in other assets	23,505	3,802	(4,865)
Decrease in accounts payable, accrued expenses and other current liabilities	(24,918)	(34,535)	(17,179)
Increase (decrease) in income taxes payable	20,598	(25,307)	(10,950)
Increase (decrease) in other liabilities	(2,790)	(1,424)	10,091
Net cash provided by operating activities	163,155	129,490	204,877
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(56,912)	(88,225)	(126,076)
Proceeds from sale of certain distribution facility assets	—	9,588	—
Net assets acquired, net of cash	—	—	(68,232)
Purchases of available-for-sale investments	—	(17,121)	(337,401)
Proceeds from sales of available-for-sale investments	19,410	59,921	277,480
Other investing activities	797	811	(40)
Net cash used in investing activities	(36,705)	(35,026)	(254,269)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	4,106	2,853	7,128
Proceeds from revolving credit facility	—	150,600	30,500
Payments on revolving credit facility	(25,000)	(130,975)	(25,125)
Payments on Canadian term loan	—	(31,880)	—
Cash dividends paid	(14,722)	(14,600)	(12,353)
Tax payments related to vested deferred stock units	(1,634)	(1,399)	(1,842)
Excess tax benefits from share-based compensation	392	138	3,385
Purchase of treasury stock	(90)	(156)	(106,107)
Net cash used in financing activities	(36,948)	(25,419)	(104,414)
Effect of exchange rate changes	9,104	(21,079)	13,558
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	98,606	47,966	(140,248)
Balance at beginning of period	87,412	39,446	179,694
Balance at end of period	$186,018	$ 87,412	$ 39,446
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 1,108	$ 4,189	$ 4,918
Income taxes	$ 4,337	$ 48,862	$ 87,218
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Additional capital in excess of par resulting from tax benefit (deficiency) related to share-based plans	$ (297)	$ (751)	$ 4,164
Treasury stock contributed to employee stock plan	$ —	$ 1,000	$ 2,500

We had cash dividends declared of $4.8 million, $3.7 million and $3.6 million in fiscal 2009, 2008 and 2007, respectively. We had unpaid capital expenditure purchases accrued in accounts payable and accrued expenses and other current liabilities of approximately $5.6 million, $4.4 million and $15.2 million in fiscal 2009, 2008 and 2007, respectively. Capital expenditure purchases are recorded as cash outflows from investing activities in the consolidated statement of cash flows in the period they are paid.

The accompanying notes are an integral part of these consolidated financial statements.

THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended
January 30, 2010, January 31, 2009 and February 2, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business — The Men's Wearhouse, Inc. and its subsidiaries (the "Company") is a specialty retailer of menswear, including tuxedo rental and alteration services. We operate throughout the United States primarily under the brand names of Men's Wearhouse, Men's Wearhouse and Tux and K&G and under the brand name of Moores Clothing for Men in Canada. We follow the standard fiscal year of the retail industry, which is a 52-week or 53-week period ending on the Saturday closest to January 31. Fiscal year 2009 ended on January 30, 2010, fiscal year 2008 ended on January 31, 2009 and fiscal year 2007 ended on February 2, 2008. Fiscal years 2009, 2008 and 2007 each included 52 weeks.

On April 9, 2007, we acquired all of the outstanding stock of After Hours Formalwear, Inc. ("After Hours"), a men's formalwear rental chain operating in the United States. As a result of the acquisition, the consolidated statement of earnings and consolidated statement of cash flows for the year ended February 2, 2008 include the results of operations and cash flows, respectively, of After Hours beginning April 10, 2007. In addition, the consolidated balance sheet as of February 2, 2008 includes estimates of the fair values of the assets acquired and liabilities assumed from After Hours as of the acquisition date. During the first quarter of 2008, we completed our assessment and purchase price allocation of the fair values of the acquired After Hours assets and liabilities assumed. Refer to Note 2 for additional discussion of the After Hours acquisition.

Asset impairment charges have been reclassified as a separate line item in the consolidated statement of earnings for the period ended January 31, 2009.

Principles of Consolidation — The consolidated financial statements include the accounts of The Men's Wearhouse, Inc. and its subsidiaries. Intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our most significant estimates and assumptions, as discussed in "Management's Discussion and Analysis — Critical Accounting Policies and Estimates" included herein, are those relating to revenue recognition, gift cards and gift card breakage, inventories, impairment of long-lived assets, including goodwill, amortization of the cost of our tuxedo rental product, our estimated liabilities for self-insured portions of our workers' compensation and employee health benefit costs, our estimates relating to income taxes and our operating lease accounting.

Segment Information — We consider our business as one operating segment based on the similar economic characteristics of our brands. Revenues of Canadian retail operations were $222.0 million, $230.2 million and $249.7 million for fiscal 2009, 2008 and 2007, respectively. Long-lived assets of our Canadian operations were $77.0 million and $71.8 million as of the end of fiscal 2009 and 2008, respectively.

Cash and Cash Equivalents — Cash and cash equivalents includes all cash in banks, cash on hand and all highly liquid investments with an original maturity of three months or less. As a substantial portion of our cash and investments, which are primarily U.S. treasuries and other interest bearing accounts, is held by three financial institutions (two U.S. and one Canadian), we are exposed to risk of loss in the event of failure of any of these parties. However, due to the creditworthiness of these financial institutions, we anticipate full performance and access to our deposits and liquid investments.

Short-term Investments — Short-term investments at January 31, 2009 consisted of highly liquid cashable guaranteed investment certificates with original maturities of more than three months, but less than one year.

Cashable guaranteed investment certificates are one year investments that can be liquidated any time after a 30 day holding period from the date of purchase without penalty. Guaranteed investment certificates are invested with various Canadian banks. These short-term investments were classified as available-for-sale and were carried at cost or par value which approximates the fair market value, with interest on these securities included in interest income. We held no short-term investments at January 30, 2010.

Accounts Receivable — Accounts receivable consists of our receivables from third-party credit card providers and other trade receivables, net of an allowance for uncollectible accounts of $0.4 million and $0.2 million in fiscal 2009 and 2008, respectively. Collectibility is reviewed regularly and the allowance is adjusted as necessary.

Inventories — Inventories are valued at the lower of cost or market. Cost is determined on the average cost method for approximately 74% of our inventory and on the retail inventory method for the remaining 26% (primarily K&G inventories). Our inventory cost also includes estimated buying and distribution costs (warehousing, freight, hangers and merchandising costs) associated with the inventory. Buying and distribution costs are allocated to inventory based on the ratio of annual product purchases to inventory cost. We make assumptions, based primarily on historical experience, as to items in our inventory that may be damaged, obsolete or salable only at marked down prices and reduce the cost of inventory to reflect the market value of these items.

Property and Equipment — Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related allowances for depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Buildings are depreciated using the straight-line method over their estimated useful lives of 20 to 25 years. Depreciation of leasehold improvements is computed on the straight-line method over the term of the lease, which is generally five to ten years based on the initial lease term plus first renewal option periods that are reasonably assured, or the useful life of the assets, whichever is shorter. Furniture, fixtures and equipment are depreciated using primarily the straight-line method over their estimated useful lives of three to 25 years.

Depreciation expense was $83.9 million, $88.1 million and $78.0 million for fiscal 2009, 2008 and 2007, respectively.

In January 2009, we received cash proceeds of approximately $9.6 million from the State of California (the "State") for certain property being acquired by the State pursuant to eminent domain. We recognized a pretax gain of $8.8 million from this transaction. The property acquired by the State is primarily machinery, equipment and leasehold improvements at the site of our Arleta, California distribution facility. The gain is included in "Selling, general and administrative expenses" in the consolidated statement of earnings for the period ended January 31, 2009.

Impairment of Long-Lived Assets — Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a store level. Store assets are reviewed using factors including, but not limited to, the Company's future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to that store, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of a store does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. Estimating future cash flows requires management to make assumptions and to apply judgment, including forecasting future sales, costs and useful lives of assets. Significant judgment is also involved in selecting the appropriate discount rate to be applied in determining the estimated fair value of an asset. Changes to our key assumptions related to store performance, market conditions and other economic factors can significantly affect our impairment evaluation. For example, unanticipated adverse market conditions can cause individual stores to become unprofitable and can result in an impairment charge for the property and equipment assets in those stores.

No asset impairment charges were recorded in fiscal 2007. During the fourth quarter of fiscal 2008, we recognized pretax non-cash asset impairment charges of $1.8 million related mainly to store assets for two K&G stores still in operation. During the fourth quarter of fiscal 2009, we recognized pretax non-cash asset impairment charges of $19.5 million related to store assets for 145 Men's Wearhouse and Tux stores and 12 K&G stores.

The pretax asset impairment charges for the K&G stores of $1.8 million in 2008 and $5.1 million in 2009 are the result primarily of sales declines that started in 2007 and continued during 2008 and 2009 caused mainly by the recessionary trend of the U.S. economy.

The fiscal 2009 pretax asset impairment charges related to the store assets for the 145 Men's Wearhouse and Tux stores were $14.4 million. During the first quarter of fiscal 2009, we renamed our stand-alone tuxedo rental stores to Men's Wearhouse and Tux. Most of these stores were acquired in April 2007 or opened subsequently and operated as MW Tux from the fourth quarter of fiscal 2007 until the first quarter of fiscal 2009 when they were renamed Men's Wearhouse and Tux. These rental stores offer a full selection of tuxedo rental product as well as an expanded selection of retail merchandise, including formalwear and suit separates, dress shirts and ties targeted towards a younger customer, which was introduced during the first quarter of fiscal 2009. It was anticipated that expanding the retail merchandise at the rental stores and renaming them to Men's Wearhouse and Tux would diminish or possibly reverse a consumer driven shifting of rental revenues that was occurring from the rental stores to our Men's Wearhouse stores located in close proximity (one mile or less). Although the expanded merchandise offering contributed to a significant increase in retail clothing sales by the rental stores in fiscal 2009, the shifting of tuxedo rental revenues from the rental stores to near — by Men's Wearhouse stores continued to occur. In total, tuxedo rental revenues for fiscal 2009 were $334.1 million compared to $330.0 million in fiscal 2008 and $325.3 million in fiscal 2007; however, $14.4 million of store assets for 145 of the 454 Men's Wearhouse and Tux stores open at the end of fiscal 2009 were impaired due mainly to the shifting of rental revenues.

The net assets for 122 of the total 157 stores impaired in fiscal 2009 are fully impaired and comprise $16.9 million of the total $19.5 million pretax impairment charge. The remaining net book value of the assets for the 35 stores that are not fully impaired totaled $1.3 million at the end of fiscal 2009. Changes to our key assumptions related to store performance, market conditions and other economic factors could result in future impairment charges for these partially impaired stores as well as for other stores where the carrying amount of the assets may not be recoverable.

Goodwill and Other Intangible Assets — Goodwill and other intangible assets are initially recorded at their fair values. Trademarks, tradenames and other identifiable intangible assets with finite useful lives are amortized to expense over their estimated useful lives of 3 to 17 years using the straight-line method and are periodically evaluated for impairment as discussed in the *"Impairment of Long-Lived Assets"* section above.

Goodwill, which totaled $59.4 million at January 30, 2010, represents the excess cost of businesses acquired over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in prior business combinations. Goodwill is not amortized but is evaluated annually as of our fiscal year end for impairment. A more frequent evaluation is performed if events or circumstances indicate that impairment could have occurred. Such events or circumstances could include, but are not limited to, significant negative industry or economic trends, unanticipated changes in the competitive environment, decisions to significantly modify or dispose of operations and a significant sustained decline in the market price of our stock.

For purposes of our impairment evaluation, the reporting units are our operating brands identified in Note 11. Goodwill has been assigned to the reporting units based on prior business combinations related to the brands. The goodwill impairment evaluation is performed in two steps. The first step is intended to determine if potential impairment exists and is performed by comparing each reporting unit's fair value to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its estimated fair value, goodwill is considered potentially impaired and we must complete the second step of the testing to determine the amount of any impairment. The second step requires an allocation of the reporting unit's first step estimated fair value to the individual assets and liabilities of the reporting unit in the same manner as if the reporting unit was being acquired in a business combination. Any excess of the estimated fair value over the amounts allocated to the individual assets and liabilities represents the implied fair value of goodwill for the reporting unit. If the implied fair value of goodwill is less than the recorded goodwill, we would recognize an impairment charge for the difference.

In our step one process, we estimate the fair value of our reporting units using a combined income and market comparable approach. Our income approach uses projected future cash flows that are discounted using a weighted-average cost of capital analysis that reflects current market conditions. The market comparable approach primarily considers market price multiples of comparable companies and applies those price multiples to certain key drivers of the reporting unit. We engage an independent valuation firm to assist us in estimating the fair value of our reporting units.

Management judgment is a significant factor in the goodwill impairment evaluation process. The computations require management to make estimates and assumptions. Critical assumptions that are used as part of these evaluations include:

- *The potential future cash flows of the reporting unit.* The income approach relies on the timing and estimates of future cash flows. The projections use management's estimates of economic and market conditions over the projected period, including growth rates in revenue, gross margin and expense. The cash flows are based on the Company's most recent forecast and business plans and various growth rates have been assumed for years beyond the current business plan period. We believe that the assumptions and rates used in our 2009 impairment evaluation are reasonable; however, variations in the assumptions and rates could result in significantly different estimates of fair value.

- *Selection of an appropriate discount rate.* The income approach requires the selection of an appropriate discount rate, which is based on a weighted average cost of capital analysis. The discount rate is affected by changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants. Given current economic conditions, it is possible that the discount rate will fluctuate in the near term. The weighted average cost of capital used to discount the cash flows ranged from 12.0% to 13.0% for the 2009 analysis.

- *Selection of comparable companies within the industry.* For purposes of the market comparable approach, valuations were determined by calculating average price multiples of relevant key drivers from a group of companies that are comparable to the reporting units being analyzed and applying those price multiples to the key drivers of the reporting unit. While the market price multiple is not an assumption, a presumption that it provides an indicator of the value of the reporting unit is inherent in the valuation. The determination of the market comparable also involves a degree of judgment. Earnings multiples of 5.3 to 8.4 were used for the 2009 analysis.

As discussed above, the fair values of reporting units in 2009 were determined using a combined income and market comparable approach. We believe these two approaches are appropriate valuation techniques and we generally weight the two values equally as an estimate of reporting unit fair value for the purposes of our impairment testing. However, we may weigh one value more heavily than the other when conditions merit doing so. The fair value derived from the weighting of these two methods provided appropriate valuations that, in aggregate, reasonably reconciled to our market capitalization, taking into account observable control premiums. Therefore, we used the valuations in evaluating goodwill for possible impairment and determined that none of our goodwill was impaired.

The goodwill impairment evaluation process requires management to make estimates and assumptions with regard to the fair value of the reporting units. Actual values may differ significantly from these judgments, particularly if there are significant adverse changes in the operating environment for our reporting units. Sustained declines in the Company's market capitalization could also increase the risk of goodwill impairment. Such occurrences could result in future goodwill impairment charges that would, in turn, negatively impact the Company's results of operations; however, any such goodwill impairments would be non-cash charges that would not affect our cash flows or compliance with our current debt covenants.

No impairment was identified in fiscal 2009, 2008 or 2007.

Tuxedo Rental Product — Tuxedo rental product is amortized to cost of sales based on the cost of each unit rented. The cost of each unit rented is estimated based on the number of times the unit is expected to be rented and the average cost of the rental product. Lost, damaged and retired rental product is also charged to cost of sales. Tuxedo rental product is amortized to expense generally over a two to three year period. We make assumptions, based primarily on historical experience and information obtained from tuxedo rental industry sources, as to the number of times each unit can be rented. Amortization expense was $37.2 million, $38.2 million and $42.1 million for fiscal 2009, 2008 and 2007, respectively.

Self-Insurance — We self-insure significant portions of our workers' compensation and employee medical costs. We estimate our liability for future payments under these programs based on historical experience and various assumptions as to participating employees, health care costs, number of claims and other factors, including industry trends and information provided to us by our insurance broker. We also use actuarial estimates. If the number of claims or the costs associated with those claims were to increase significantly over our estimates, additional charges to earnings could be necessary to cover required payments.

Sabbatical Leave — We recognize compensation expense associated with a sabbatical leave or other similar benefit arrangement over the requisite service period during which an employee earns the benefit. We adopted the provisions of the authoritative guidance regarding accounting for sabbatical leave and other similar benefits at the beginning of fiscal 2007 through a cumulative effect adjustment to retained earnings which resulted in an additional accrued liability of $8.2 million, additional deferred tax assets of $3.2 million and a reduction to retained earnings of $5.0 million. The accrued liability for sabbatical leave, which is included in accrued expenses and other current liabilities in the consolidated balance sheets, was $8.9 million and $10.0 million as of fiscal 2009 and 2008, respectively.

Income Taxes — Income taxes are accounted for using the asset and liability method. Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The deferred tax assets are reduced, if necessary, by a valuation allowance to the extent future realization of those tax benefits is uncertain.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and/or penalties related to uncertain tax positions are recognized in income tax expense. See Note 5 for further information regarding income taxes.

Fair Value of Financial Instruments — Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and other current liabilities and long-term debt. Management estimates that, as of January 30, 2010 and January 31, 2009, the fair values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate their carrying amounts due to the highly liquid or short-term nature of these instruments. The investments classified as short-term investments at January 31, 2009 are carried at fair value based on quoted market prices for such financial instruments. The fair values of long-term debt approximate their carrying amounts as of January 30, 2010 and

January 31, 2009, based upon terms available to us for borrowings with similar arrangements and remaining maturities. Refer to Note 9 for additional disclosures regarding fair value measurements.

Revenue Recognition — Clothing product revenue is recognized at the time of sale and delivery of merchandise, net of actual sales returns and a provision for estimated sales returns, and excludes sales taxes. Revenues from tuxedo rental, alteration and other services are recognized upon completion of the services.

We present all non-income government-assessed taxes (sales, use and value added taxes) collected from our customers and remitted to governmental agencies on a net basis (excluded from net sales) in our consolidated financial statements. The government-assessed taxes are recorded in accrued expenses and other current liabilities until they are remitted to the government agency.

Gift Cards and Gift Card Breakage — Proceeds from the sale of gift cards are recorded as a liability and are recognized as net sales from products and services when the cards are redeemed. Our gift cards do not have an expiration date. Prior to the second quarter of 2009, all unredeemed gift card proceeds were reflected as a liability until escheated in accordance with applicable laws and we did not recognize any income from unredeemed gift cards. During the second quarter of 2009, we entered into an agreement with an unrelated third party who assumed our liability for unredeemed gift cards that had not yet reached their statutory escheatment term. As a result of this agreement, we are no longer subject to certain third-party claims for unredeemed gift cards. Accordingly, beginning with the second quarter of 2009, we recognize income from breakage of gift cards when the likelihood of redemption of the gift card is remote. We determine our gift card breakage rate based upon historical redemption patterns. Based on this historical information, the likelihood of a gift card remaining unredeemed can be determined 36 months after the gift card is issued. At that time, breakage income is recognized for those cards for which the likelihood of redemption is deemed to be remote and for which there is no legal obligation for us to remit the value of such unredeemed gift cards to any relevant jurisdictions. Gift card breakage income is recorded as other operating income and is classified as a reduction of "Selling, general and administrative expenses" in our consolidated statement of earnings. Pretax breakage income, including a cumulative adjustment of $3.1 million recorded in the second quarter of 2009, of $5.0 million ($3.3 million net of tax or $0.06 per diluted earnings per common share) was recognized during fiscal 2009. Gift card breakage estimates are reviewed on a quarterly basis.

Loyalty Program — We maintain a customer loyalty program in our Men's Wearhouse, Men's Wearhouse and Tux and Moores stores in which customers receive points for purchases. Points are equivalent to dollars spent on a one-to-one basis, excluding any sales tax dollars. Upon reaching 500 points, customers are issued a $50 rewards certificate which they may redeem for purchases at our Men's Wearhouse, Men's Wearhouse and Tux or Moores stores. Generally, reward certificates earned must be redeemed no later than six months from the date of issuance. We accrue the estimated costs of the anticipated certificate redemptions when the certificates are issued and charge such costs to cost of goods sold. Redeemed certificates are recorded as markdowns when redeemed and no revenue is recognized for the redeemed certificate amounts. The estimate of costs associated with the loyalty program requires us to make assumptions related to the cost of product or services to be provided to customers when the certificates are redeemed as well as redemption rates.

Vendor Allowances — Vendor allowances received are recognized as a reduction of the cost of the merchandise purchased.

Shipping and Handling Costs — All shipping and handling costs for product sold are recognized as cost of goods sold.

Operating Leases — Operating leases relate primarily to stores and generally contain rent escalation clauses, rent holidays, contingent rent provisions and occasionally leasehold incentives. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally five to ten years based on the initial lease term plus first renewal option periods that are reasonably assured. Rent expense for stores is included in cost of sales as a part of occupancy cost and other rent is included in selling general and administrative expenses. The lease terms commence when we take possession with the right to control use of the leased premises and, for stores, is generally 60 days prior to the date rent payments begin. Rental costs associated with ground or building operating leases that are incurred during a construction period are recognized as rental expense. For fiscal 2009, 2008 and 2007, pre-opening rents included in the consolidated statement of earnings were approximately $0.6 million, $1.4 million and $2.3 million, respectively.

Deferred rent that results from recognition of rent expense on a straight-line basis is included in other liabilities. Landlord incentives received for reimbursement of leasehold improvements are recorded as deferred rent and amortized as a reduction to rent expense over the term of the lease. Contingent rentals are generally based on percentages of sales and are recognized as store rent expense as they accrue.

Advertising — Advertising costs are expensed as incurred or, in the case of media production costs, when the commercial first airs. Advertising expenses were $82.0 million, $77.0 million and $73.8 million in fiscal 2009, 2008 and 2007, respectively.

New Store Costs — Promotion and other costs associated with the opening of new stores are expensed as incurred.

Store Closures and Relocations — Costs associated with store closures or relocations are charged to expense when the liability is incurred. When we close or relocate a store, we record a liability for the present value of estimated unrecoverable cost, which is substantially made up of the remaining net lease obligation.

Share-Based Compensation — In recognizing share-based compensation, we follow the provisions of the authoritative guidance regarding share-based awards. This guidance establishes fair value as the measurement objective in accounting for stock awards and requires the application of a fair value based measurement method in accounting for compensation cost, which is recognized over the requisite service period.

We use the Black-Scholes option pricing model to estimate the fair value of stock options on the date of grant. The fair value of restricted stock and deferred stock units is determined based on the number of shares granted and the quoted price of the Company's common stock on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period. For grants that are subject to graded vesting over a service period, we recognize expense on a straight-line basis over the requisite service period for the entire award.

Share-based compensation expense recognized for fiscal 2009, 2008 and 2007 was $10.2 million, $9.8 million and $8.5 million, respectively. Total income tax benefit recognized in net earnings for share-based compensation arrangements was $3.9 million, $3.8 million and $3.2 million for fiscal 2009, 2008 and 2007, respectively. Refer to Note 7 for additional disclosures regarding share-based compensation.

Foreign Currency Translation — Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date. Shareholders' equity is translated at applicable historical exchange rates. Income, expense and cash flow items are translated at average exchange rates during the year. Resulting translation adjustments are reported as a separate component of shareholders' equity.

Comprehensive Income — Comprehensive income includes all changes in equity during the period presented that result from transactions and other economic events other than transactions with shareholders.

Recent Accounting Pronouncements — In June 2009, the Financial Accounting Standards Board ("FASB") issued a standard regarding the FASB Accounting Standards Codification ("Codification") and the hierarchy of generally accepted accounting principles ("GAAP"). This standard identifies the source of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with GAAP in the United States. In addition, this standard establishes the FASB Codification as the source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. All guidance contained in the Codification carries an equal level of authority. This standard was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not have an impact on our financial position, results of operations or cash flows, but will affect our financial reporting process by eliminating all references to pre-codification standards. As of the effective date of this standard, the Codification superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative.

In May 2009, the FASB issued a standard regarding accounting for subsequent events. This standard is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This standard is effective for interim periods ending after June 15, 2009. In February 2010, the FASB issued an accounting standards update regarding accounting for subsequent events, which eliminated the requirement to disclose the date through which subsequent events have been evaluated in the financial statements. The accounting standards update was effective upon its final issuance. The adoption of the standard and the accounting standards update did not affect our financial position, results of operations or cash flows.

In June 2008, the FASB issued guidance regarding accounting by lessees for maintenance deposits. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. This guidance concluded that all maintenance deposits within its scope should be accounted for as a deposit and expensed or capitalized in accordance with the lessee's maintenance accounting policy. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

In June 2008, the FASB issued guidance for determining whether instruments granted in share-based payment transactions are participating securities, which provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per common share pursuant to the two-class method. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior period earnings per common share data presented shall be adjusted retrospectively. Early application of this guidance was prohibited. We adopted this guidance on February 1, 2009. We calculated basic and diluted earnings per common share under both the two-class method and the treasury stock method for fiscal 2009, noting no significant difference on the basic and diluted earnings per common share calculations. This guidance has not been applied to prior years as the impact is immaterial. Refer to Note 3 for earnings per common share disclosures.

In February 2008, the FASB issued guidance which deferred the effective date of the FASB statement regarding fair value measurements for all non-financial assets and non-financial liabilities for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this guidance. We adopted this guidance for non-financial assets and non-financial liabilities on February 1, 2009. The adoption of this guidance did not have a material impact to our financial position, results of operations or cash flows. Refer to Note 9 for fair value measurement disclosures.

2. ACQUISITION

On April 9, 2007, we completed the acquisition of After Hours, a men's formalwear chain in the United States with 509 stores operating under After Hours Formalwear and Mr. Tux store fronts. As a result of the acquisition of After Hours, the consolidated statement of earnings and consolidated statement of cash flows for the year ended February 2, 2008 include the results of operations and cash flows, respectively, of After Hours beginning April 10, 2007. In addition, the consolidated balance sheet as of February 2, 2008 includes estimates of the fair values of the assets acquired and liabilities assumed as of the acquisition date for After Hours. During the first quarter of 2008, we completed our assessment and purchase price allocation of the fair values of the acquired After Hours assets and liabilities assumed.

The Company entered into a marketing agreement with David's Bridal, Inc., the nation's largest bridal retailer, in connection with the acquisition of the rental stores in fiscal 2007. As a result, we have a preferred relationship with David's Bridal, Inc. with respect to our rental operations.

Under the terms of the stock purchase agreement, we acquired all of the outstanding stock of After Hours from Federated Department Stores, Inc. in exchange for an aggregate purchase price of $100.0 million, adjusted for certain items, primarily customer cash deposits retained by Federated on rentals to be completed after closing. The total net cash consideration paid after these adjustments and other acquisition costs was approximately $69.8 million. The stores were re-branded to MW Tux after the acquisition and, during the first quarter of 2009, were renamed to Men's Wearhouse and Tux.

The following table summarizes the estimated fair values of the non-cash assets and liabilities assumed at the date of acquisition (in thousands):

	As of April 9, 2007
Current non-cash assets	$ 33,707
Property and equipment	62,949
Tuxedo rental product	28,863
Goodwill	5,027
Intangible assets	9,260
Other assets	4,704
Total assets acquired	144,510
Current liabilities	65,698
Other liabilities	8,971
Total liabilities assumed	74,669
Net assets acquired	$ 69,841

All goodwill resulting from the acquisition is expected to be deductible for tax purposes. Acquired intangible assets consist primarily of favorable leases which are amortized over the remaining lease terms, ranging from one to 10 years.

The following pro forma information presents the Company's results of operations for fiscal 2007 as if the After Hours acquisition had occurred on January 29, 2006, after giving effect to certain purchase accounting adjustments (in thousands, except per share amounts).

	Pro Forma for Fiscal Year 2007
Net sales:	
Clothing product	$1,659,685
Tuxedo rental services	351,606
Alteration and other services	131,247
Total net sales	2,142,538
Cost of sales:	
Clothing product including buying and distribution costs	711,874
Tuxedo rental services	65,904
Alteration and other services	99,577
Occupancy costs	278,395
Total cost of sales	1,155,750
Gross margin	986,788
Selling, general and administrative expenses	771,184
Operating income	215,604
Interest income	5,509
Interest expense	(5,257)
Earnings before income taxes	215,856
Provision for income taxes	77,411
Net earnings	$ 138,445
Net earnings per common share:	
Basic	$ 2.60
Diluted	$ 2.57

This pro forma information is not necessarily indicative of actual results had the acquisition occurred on January 29, 2006, nor is it necessarily indicative of future results, and does not reflect potential synergies, integration costs, or other such costs or savings. In addition, the tuxedo rental business is heavily concentrated in the months of April, May, and June. Second quarter, followed by the third quarter, is the highest revenue quarter for the tuxedo rental business and first and fourth quarters are considered off season.

3. EARNINGS PER SHARE

As described in Note 1, *"Recent Accounting Pronouncements"*, we adopted the FASB's guidance regarding the determination of whether instruments granted in share-based payment transactions are participating securities on February 1, 2009. Our unvested restricted stock and deferred stock units contain rights to receive nonforfeitable dividends, and thus are participating securities requiring the two-class method of computing earnings per common share. The two-class method is an earnings allocation formula that determines earnings per common share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. We calculated basic and diluted earnings per common share under both the two-class method and the treasury stock method for fiscal 2009, noting no significant difference on the basic and diluted earnings per common share calculations. This guidance has not been applied to prior years as the impact is immaterial.

Basic earnings per common share is determined using the two-class method and is computed by dividing net earnings attributable to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per common share reflects the more dilutive earnings per common share amount calculated using the treasury stock method for fiscal years 2008 and 2007 and the two-class method for fiscal 2009.

The following table sets forth the computation of basic and diluted earnings per common share (in thousands, except per share amounts). Basic and diluted earnings per common share are computed using the actual net earnings available to common shareholders and the actual weighted-average common shares outstanding rather than the rounded numbers presented within our consolidated statement of earnings and the accompanying notes. As a result, it may not be possible to recalculate earnings per common share in our consolidated statement of earnings and the accompanying notes.

	Fiscal Year		
	2009	2008	2007
Numerator			
Net earnings	$45,508	$58,844	$147,041
Net earnings allocated to participating securities (restricted stock and deferred stock units)	(450)	—	—
Net earnings available to common shareholders	$45,058	$58,844	$147,041
Denominator			
Basic weighted average common shares outstanding	52,130	51,645	53,258
Effect of dilutive securities:			
Stock options and equity-based compensation	150	299	632
Diluted weighted average common shares outstanding	52,280	51,944	53,890
Net earnings per common share:			
Basic	$ 0.86	$ 1.14	$ 2.76
Diluted	$ 0.86	$ 1.13	$ 2.73

For fiscal 2009, 1.0 million anti-dilutive stock options were excluded from the calculation of diluted earnings per common share. For fiscal 2008 and 2007, 1.2 million and 45 thousand anti-dilutive shares of common stock were excluded from the calculation of diluted earnings per common share, respectively.

4. LONG-TERM DEBT

Our Amended and Restated Credit Agreement (the "Credit Agreement") with a group of banks, which was last amended on February 2, 2007, provides for a total senior secured revolving credit facility of $200.0 million, which can be expanded to $250.0 million upon additional lender commitments, that matures on February 11, 2012. The Credit Agreement also provided our Canadian subsidiaries with a senior secured term loan used to fund the repatriation of US$74.7 million of Canadian earnings in January 2006 under the American Jobs Creation Act of 2004. The Canadian term loan matures on February 10, 2011. The Credit Agreement is secured by the stock of certain of our subsidiaries. The Credit Agreement has several borrowing and interest rate options including the following indices: (i) an alternate base rate (equal to the greater of the prime rate or the federal funds rate plus 0.5%) or (ii) LIBO rate or (iii) CDO rate. Advances under the Credit Agreement bear interest at a rate per annum using the applicable indices plus a varying interest rate margin up to 1.125%. The Credit Agreement also provides for fees applicable to unused commitments ranging from 0.100% to 0.175%. As of January 30, 2010, there was US$43.5 million outstanding under the Canadian term loan with an effective interest rate of 1.1%, and no borrowings outstanding under the revolving credit facility.

The Credit Agreement contains certain restrictive and financial covenants, including the requirement to maintain certain financial ratios. The restrictive provisions in the Credit Agreement reflect an overall covenant structure that is generally representative of a commercial loan made to an investment-grade company. Our debt, however, is not rated, and we have not sought, and are not seeking, a rating of our debt. We were in compliance with the covenants in the Credit Agreement as of January 30, 2010.

Tightened conditions in the U.S. and global credit markets have made it difficult for many businesses to obtain financing on acceptable terms. If these market conditions continue or worsen, it may be more difficult for us to renew or increase our credit facility.

We utilize letters of credit primarily to secure inventory purchases and as collateral for workers compensation claims. At January 30, 2010, letters of credit totaling approximately $12.3 million were issued and outstanding. Borrowings available under our Credit Agreement at January 30, 2010 were $187.7 million.

5. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

	Fiscal Year		
	2009	2008	2007
Current tax expense:			
Federal	$ 18,843	$11,709	$56,531
State	1,548	1,844	5,570
Foreign	32,603	8,096	17,459
Deferred tax expense (benefit):			
Federal and state	(11,132)	5,689	4,479
Foreign	(19,498)	2,581	(1,487)
Total	$ 22,364	$29,919	$82,552

No provision for U.S. income taxes or Canadian withholding taxes has been made on the cumulative undistributed earnings of Moores (approximately $70.3 million at January 30, 2010). The potential deferred tax liability associated with these earnings, net of foreign tax credits associated with the earnings, is estimated to be zero.

A reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

	Fiscal Year		
	2009	2008	2007
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.0	2.3	2.6
Exchange rate impact from distributed foreign earnings	(3.6)	—	—
Reversal of tax accruals	(2.2)	(4.4)	(1.1)
Foreign tax rate differential and other	(0.2)	0.8	(0.5)
Valuation allowance	2.0	—	—
	33.0%	33.7%	36.0%

At January 30, 2010, we had net deferred tax assets of $42.0 million with $37.8 million classified as other current assets, $7.6 million classified as other non-current assets and $3.4 million classified as other non-current liabilities. At January 31, 2009, we had net deferred tax assets of $10.1 million with $11.8 million classified as other current assets, $1.0 million classified as other non-current assets and $2.7 million classified as other non-current liabilities. A valuation allowance of $1.4 million was established and included in net deferred tax assets at January 30, 2010 based on our assumptions about our ability to utilize foreign tax credits generated in fiscal 2009 before such credits expire.

Total deferred tax assets and liabilities and the related temporary differences as of January 30, 2010 and January 31, 2009 were as follows (in thousands):

	January 30, 2010	January 31, 2009
Deferred tax assets:		
Accrued rent and other expenses	$ 29,846	$ 30,143
Accrued compensation	11,578	10,934
Accrued inventory markdowns	1,152	1,807
Deferred intercompany profits	23,172	2,004
Tax loss and other carryforwards	14,057	9,542
Total gross deferred tax assets	79,805	54,430
Valuation allowance	(1,400)	—
Total net deferred tax assets	78,405	54,430
Deferred tax liabilities:		
Property and equipment	(27,247)	(30,564)
Capitalized inventory costs	(4,143)	(8,802)
Intangibles	(4,528)	(4,748)
Other	(513)	(183)
Total deferred tax liabilities	(36,431)	(44,297)
Net deferred tax assets	$ 41,974	$ 10,133

In June 2006, the FASB issued authoritative guidance regarding accounting for uncertainty in income taxes. We adopted this authoritative guidance as of the beginning of fiscal 2007, which resulted in a $1.1 million increase to our liability for uncertain tax positions. The increase was recorded as a cumulative effect adjustment to retained earnings.

In accordance with the guidance regarding accounting for uncertainty in income taxes, we classify uncertain tax positions as non-current income tax liabilities unless expected to be paid within one year and recognize interest and/or penalties related to income tax matters in income tax expense. As of January 30, 2010 and January 31, 2009, the total amount of accrued interest related to uncertain tax positions was $1.5 million and $1.7 million, respectively. Amounts charged to operations for interest and/or penalties related to income tax matters were $0.4 million, $0.5 million and $0.6 million in fiscal 2009, 2008 and 2007, respectively.

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

Gross unrecognized tax benefits as of January 31, 2009	$ 7,488
Increase in tax positions for prior years	412
Decrease in tax positions for prior years	(15)
Increase in tax positions for current year	940
Decrease in tax positions for current year	—
Settlements	(572)
Lapse from statute of limitations	(1,180)
Gross unrecognized tax benefits as of January 30, 2010	$ 7,073

Of the $7.1 million in unrecognized tax benefits as of January 30, 2010, $4.8 million, if recognized, would reduce our income tax expense and effective tax rate. It is reasonably possible that there could be a net reduction in the balance of unrecognized tax benefits of up to $1.0 million in the next twelve months.

The Company is subject to routine compliance examinations on tax matters by various tax jurisdictions in the ordinary course of business. Tax years 2005 through 2009 are open to such examinations. Our tax jurisdictions include the United States and Canada and their states, provinces and other political subdivisions. A number of state examinations are ongoing. As of January 30, 2010, we cannot reasonably determine the timing or outcomes of these examinations.

At January 30, 2010 and January 31, 2009, we had $23.6 million and $18.2 million, respectively, of federal and state net operating loss ("NOL") carryforwards which will begin to expire in fiscal 2027. It is more likely than not that we can fully realize the NOL carryforwards in future years. We also had $4.4 million of foreign tax credit ("FTC") carryforwards at January 30, 2010 which will expire in fiscal 2019. A valuation allowance of $1.4 million was established for the potential limited utilization of the FTC carryforwards.

6. OTHER CURRENT ASSETS, ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES AND DEFERRED TAXES AND OTHER LIABILITIES

Other current assets consist of the following (in thousands):

	January 30, 2010	January 31, 2009
Prepaid expenses	$30,896	$26,603
Current deferred tax asset	37,751	11,812
Tax receivable	1,309	24,335
Other	4,119	7,918
Total	$74,075	$70,668

Accrued expenses and other current liabilities consist of the following (in thousands):

	January 30, 2010	January 31, 2009
Accrued salary, bonus, sabbatical and vacation	$ 40,032	$ 36,865
Sales, payroll and property taxes payable	12,524	14,887
Unredeemed gift certificates	14,980	17,801
Accrued workers compensation and medical costs	17,484	14,790
Tuxedo rental deposits	9,523	9,171
Cash dividends declared	4,753	3,665
Other	17,751	14,225
Total	$117,047	$111,404

Deferred taxes and other liabilities consist of the following (in thousands):

	January 30, 2010	January 31, 2009
Deferred rent and landlord incentives	$44,656	$44,204
Non-current deferred and other income tax liabilities	10,976	11,807
Other	6,604	6,432
Total	$62,236	$62,443

7. CAPITAL STOCK, STOCK OPTIONS AND BENEFIT PLANS

Dividends

Cash dividends paid were approximately $14.7 million, $14.6 million and $12.4 million during fiscal 2009, 2008 and 2007, respectively. In fiscal 2009, a dividend of $0.07 per share was declared in the first, second and third quarters and a dividend of $0.09 per share was declared in the fourth quarter, for an annual dividend of $0.30 per share. A dividend of $0.07 per share was declared in each quarter of fiscal 2008, for an annual dividend of $0.28 per share. In fiscal 2007, a dividend of $0.06 per share was declared in the first, second and third quarters and a dividend of $0.07 per share was declared in the fourth quarter, for an annual dividend of $0.25 per share.

The cash dividend of $0.09 per share declared by our Board of Directors in January 2010 is payable on March 26, 2010 to shareholders of record on March 16, 2010. The dividend payout is approximately $4.8 million and is included in accrued expenses and other current liabilities as of January 30, 2010.

Stock Repurchase Program

In January 2006, the Board of Directors authorized a $100.0 million share repurchase program of our common stock, which superseded any remaining previous authorizations. During fiscal 2007, we repurchased under the January 2006 program 1,063,200 shares at a cost of $50.1 million in open market transactions and 8,290 shares at a cost of $0.3 million in private transactions for a total of 1,071,490 shares at an average price of $47.06. In August 2007, the Board of Directors approved a replenishment of the share repurchase program to $100.0 million by authorizing $90.3 million to be added to the remaining $9.7 million of the then current program. During the remainder of fiscal 2007, 1,913,700 shares at a cost of $55.7 million were purchased in open market transactions under the August 2007 replenishment at an average price of $29.10.

No shares were repurchased under the August 2007 authorization during fiscal 2009 or 2008. At January 30, 2010, the remaining balance available under the August 2007 authorization was $44.3 million.

During fiscal 2009, 7,292 shares at a cost of $0.1 million were repurchased at an average price per share of $12.29 in a private transaction to satisfy tax withholding obligations arising upon the vesting of certain restricted stock. During fiscal 2008, 6,728 shares at a cost of $0.2 million were repurchased at an average price per share of $23.13 in a private transaction to satisfy tax withholding obligations arising upon the vesting of certain restricted stock.

The table below summarizes our share repurchases during fiscal 2009, 2008 and 2007 (in thousands, except share data and average price per share):

	Shares	Cost	Average Price per Share
Total shares repurchased during fiscal 2009	7,292	$ 90	$12.29
Total shares repurchased during fiscal 2008	6,728	$ 156	$23.13
Total shares repurchased during fiscal 2007	2,985,190	$106,107	$35.54

The following table shows the changes during fiscal 2009 in our treasury shares held:

	Treasury Shares
Balance, January 31, 2009	18,104,310
Purchases of treasury stock	7,292
Balance, January 30, 2010	18,111,602

The total cost of the 18,111,602 shares of treasury stock held at January 30, 2010 is $412.6 million or an average price of $22.78 per share.

Preferred Stock

Our Board of Directors is authorized to issue up to 2,000,000 shares of preferred stock and to determine the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, voting rights and sinking fund provisions of those shares without any further vote or act by Company shareholders. There was no issued preferred stock as of January 30, 2010 and January 31, 2009.

Stock Plans

We have adopted the 1996 Long-Term Incentive Plan (formerly known as the 1996 Stock Option Plan) ("1996 Plan") which, as amended, provides for an aggregate of up to 2,775,000 shares of our common stock (or the fair market value thereof) with respect to which stock options, stock appreciation rights, restricted stock, deferred stock units and performance based awards may be granted to full-time key employees (excluding certain officers); the 1998 Key Employee Stock Option Plan ("1998 Plan") which, as amended, provides for the grant of options to purchase up to 3,150,000 shares of our common stock to full-time key employees (excluding certain officers); and the 2004 Long-Term Incentive Plan ("2004 Plan") which, as amended, provides for an aggregate of up to 2,110,059 shares of our common stock (or the fair market value thereof) with respect to which stock options, stock appreciation rights, restricted stock, deferred stock units and performance based awards may be granted to full-time key employees and to non-employee directors of the Company. No awards may be granted pursuant to the plans after the end of ten years following the effective date of such plan; provided, however, no awards may be granted pursuant to the 1996 Plan on or after March 29, 2014, which is ten years following its amended and restated effective date. No awards have been available for grant under the 1998 Plan since February 2008. Options granted under these plans must be exercised within ten years of the date of grant.

In fiscal 1992, we adopted a Non-Employee Director Stock Option Plan ("Director Plan") which, as amended, provides for an aggregate of up to 251,250 shares of our common stock with respect to which stock options, stock appreciation rights or restricted stock awards may be granted to non-employee directors of the Company. In fiscal 2001, the period during which awards may be granted under the Director Plan was extended to February 23, 2012. Options granted under this plan must be exercised within ten years of the date of grant. In fiscal 2008, the 2004 Plan was amended and restated to allow non-employee directors of the Company to receive awards under the 2004 Plan. All grants to non-employee directors are now issued under the 2004 Plan, as amended, and are subject to the terms of the 2004 Plan.

Options granted under these Plans vest annually in varying increments over a period from one to ten years. Under the 1996 Plan and the 2004 Plan, options may not be issued at a price less than 100% of the fair market value of our stock on the date of grant. Under the 1996 Plan and the 2004 Plan, the vesting, transferability restrictions and other applicable provisions of any options, stock appreciation rights, restricted stock, deferred stock units or performance based awards will be determined by the Compensation Committee of the Board of Directors or, in the case of awards to non-employee directors, the Board of Directors of the Company. Grants of deferred stock units generally vest over a period from one to three years; however, certain grants vest annually at varying increments over a period up to ten years.

Options granted under the Director Plan vest one year after the date of grant and are issued at a price equal to the fair market value of our stock on the date of grant. Restricted stock and deferred stock unit awards granted to non-employee directors of the Company under the Director Plan and the 2004 Plan vest one year after the date of grant.

As of January 30, 2010, 1,154,904 shares were available for grant under existing plans and 3,303,942 shares of common stock were reserved for future issuance.

Stock Options

A summary of our stock option activity during fiscal 2009 is presented below:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
				(In thousands)
Options outstanding at January 31, 2009	1,661,858	$19.95		
Granted	140,322	$17.31		
Exercised	(151,235)	$14.01		
Expired	(8,040)	$16.00		
Outstanding at January 30, 2010	1,642,905	$20.29	6.2 Years	$4,560
Exercisable at January 30, 2010	639,573	$17.88	4.4 Years	$2,904

During fiscal 2009, 2008 and 2007, 140,322, 730,225, and 118,000 stock options, respectively, were granted at a weighted-average grant date fair value of $7.22, $7.93, and $17.46, respectively. The fair value of options is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	Fiscal Year		
	2009	2008	2007
Risk-free interest rates	2.21%	2.38%	3.72%
Expected lives	6.9 years	5.0 years	7.0 years
Dividend yield	1.99%	0.82%	0.50%
Expected volatility	50.83%	42.05%	36.57%

The expected volatility is based on historical volatility of our common stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected term represents the period of time the options are expected to be outstanding after their grant date. The dividend yield is based on the average of the annual dividend divided by the market price of our common stock at the time of declaration. The total intrinsic value of options exercised during fiscal 2009, 2008 and 2007 was $1.5 million, $0.5 million and $9.8 million, respectively. As of January 30, 2010, we have unrecognized compensation expense related to nonvested stock options of approximately $6.2 million which is expected to be recognized over a weighted average period of 3.1 years.

Restricted Stock and Deferred Stock Units

A summary of our nonvested restricted stock and deferred stock unit activity during fiscal 2009 is presented below:

Nonvested Awards	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 31, 2009	545,237	$26.34
Granted	305,683	$18.14
Vested(1)	(340,687)	$25.01
Forfeited	(4,100)	$18.09
Nonvested at January 30, 2010	506,133	$22.35

(1) Includes 87,688 shares relinquished for tax payments related to the vested deferred stock units in fiscal 2009.

During fiscal 2009, 2008 and 2007, 305,683, 313,096 and 126,307 restricted stock and deferred stock units, respectively, were granted at a weighted-average grant date fair value of $18.14, $21.21 and $44.51, respectively. As of January 30, 2010, the intrinsic value of nonvested restricted stock and deferred stock units was $10.2 million. As of January 30, 2010, we have unrecognized compensation expense related to nonvested restricted stock and deferred stock units of approximately $5.3 million which is expected to be recognized over a weighted average period of 1.7 years. The total fair value of shares vested during fiscal 2009, 2008 and 2007 was $8.5 million, $7.4 million and $4.6 million, respectively, based on the weighted-average fair value on the date of grant. The total fair value of shares vested during fiscal 2009, 2008 and 2007 was $6.3 million, $4.9 million and $6.7 million, respectively, based on the weighted-average fair value on the vesting date. At January 30, 2010, there were total nonvested shares of 506,133, including 68,498 shares of nonvested restricted stock.

A summary of activity for our nonvested restricted stock during fiscal 2009 is presented below:

Nonvested Restricted Stock	Shares
Nonvested at January 31, 2009	109,584
Granted	29,778
Vested	(70,864)
Forfeited	—
Nonvested at January 30, 2010	68,498

During fiscal 2009, 29,778 restricted stock shares were granted to our non-employee directors under the 2004 Plan at an average grant price of $20.15 per share. During fiscal 2008, 51,504 restricted stock shares were granted to our non-employee directors under the 2004 Plan at an average grant price of $11.65 per share. During fiscal 2007, 10,500 restricted stock shares were granted to our non-employee directors under the Director Plan at an average grant price of $29.21 per share.

On November 11, 2005, we entered into a Second Amended and Restated Employment Agreement ("Agreement") with David H. Edwab, Vice Chairman of the Company. Simultaneously with the execution of this Agreement, we granted to Mr. Edwab 96,800 shares of restricted stock under the 1996 Plan at a grant price per share of $30.00, which vest in equal numbers over a five-year period beginning on February 6, 2007. In exchange for the issuance of the restricted shares, options to purchase 165,000 shares of our common stock which were held by Mr. Edwab were cancelled.

Retirement and Stock Purchase Plans

We have a defined contribution Employee Stock Ownership Plan ("ESOP") which provides eligible employees with future retirement benefits. Contributions to the ESOP are made at the discretion of the Board of Directors. No contributions were charged to operations in fiscal 2009 or 2008. During fiscal 2007, contributions charged to operations were $1.0 million. In October 2009, the Board of Directors of the Company approved the termination of the ESOP, effective as of October 15, 2009. Each participant and former participant in the ESOP who has an account balance under the ESOP on January 1, 2009 which was not fully vested on that date will become fully vested in the amount credited to their account under the ESOP together with any amounts thereafter allocated and credited to such account prior to its distribution. We do not expect the termination of the ESOP to significantly affect our consolidated financial position, results of operations or cash flows.

We have a 401(k) savings plan which allows eligible employees to save for retirement on a tax deferred basis. Employer matching contributions under the 401(k) savings plan are made based on a formula set by the Board of Directors from time to time. During fiscal 2009, 2008 and 2007, Company matching contributions for the plan charged to operations were $0.4 million, $1.3 million and $2.6 million, respectively.

In 1998, we adopted an Employee Stock Discount Plan ("ESDP") which allows employees to authorize after-tax payroll deductions to be used for the purchase of up to 2,137,500 shares of our common stock at 85% of the lesser of the fair market value of our common stock on the first day of the offering period or the fair market value of our common stock on the last day of the offering period. We make no contributions to this plan but pay all brokerage, service and other costs incurred. Effective for offering periods beginning July 1, 2002, the plan was amended so that a participant may not purchase more than 125 shares during any calendar quarter.

The fair value of ESDP shares is estimated using the Black-Scholes option pricing model in the quarter that the purchase occurs with the following weighted average assumptions for each respective period:

	Fiscal Year		
	2009	2008	2007
Risk-free interest rates	0.16%	1.02%	4.37%
Expected lives	0.25	0.25	0.25
Dividend yield	1.88%	1.21%	0.50%
Expected volatility	66.86%	71.48%	40.16%

During fiscal 2009, 2008 and 2007, employees purchased 138,360, 147,991 and 66,764 shares, respectively, under the ESDP, the weighted-average fair value of which was $14.36, $14.38 and $32.83 per share, respectively. We recognized approximately $0.7 million, $0.8 million and $0.8 million of share-based compensation expense related to the ESDP for fiscal 2009, 2008 and 2007, respectively. As of January 30, 2010, 1,177,500 shares were reserved for future issuance under the ESDP.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the net carrying amount of goodwill for the years ended January 30, 2010 and January 31, 2009 are as follows (in thousands):

Balance, February 2, 2008	$65,309
Translation adjustment	(5,295)
Adjustment of goodwill of acquired business	(1,338)
Adjustment for excess of tax deductible goodwill	(1,115)
Balance, January 31, 2009	$57,561
Translation adjustment	3,330
Adjustment for excess of tax deductible goodwill	(1,477)
Balance, January 30, 2010	$59,414

Goodwill decreased by $1.3 million in fiscal 2008 as during the first quarter of 2008, we completed our assessment of the fair values of the acquired After Hours assets and liabilities assumed as a result of the acquisition on April 9, 2007. Refer to Note 2 for additional discussion of the After Hours acquisition.

The gross carrying amount and accumulated amortization of our other intangibles, which are included in other assets in the accompanying consolidated balance sheet, are as follows (in thousands):

	January 30, 2010	January 31, 2009
Trademarks, tradenames, favorable leases and other intangibles	$ 15,305	$17,037
Accumulated amortization	(11,018)	(9,330)
Net total	$ 4,287	$ 7,707

The pretax amortization expense associated with intangible assets totaled approximately $2.2 million, $2.6 million and $2.3 million for fiscal 2009, 2008 and 2007, respectively. Pretax amortization expense associated with intangible assets at January 30, 2010 is estimated to be approximately $1.1 million for the fiscal year 2010, $0.5 million for the fiscal year 2011, $0.4 million for the fiscal year 2012, $0.3 million for the fiscal year 2013 and $0.2 million for fiscal 2014.

9. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, categorizing the inputs used to measure fair value. The hierarchy can be described as follows: Level 1- observable inputs such as quoted prices in active markets; Level 2- inputs other than the quoted prices in active markets that are observable either directly or indirectly; and Level 3- unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. At January 30, 2010, we had no financial assets or liabilities measured at fair value on a recurring basis.

Effective February 1, 2009, we adopted authoritative guidance issued by the FASB for non-financial assets and liabilities measured at fair value on a non-recurring basis. During fiscal 2009, we had no significant measurements of assets or liabilities at fair value on a non-recurring basis subsequent to their initial recognition, except as it relates to long-lived asset impairment.

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. The fair values of long-lived assets held-for-use are based on our own judgments about the assumptions that market participants would use in pricing the asset and on observable market data, when available. We classify these measurements as Level 3 within the fair value hierarchy.

Assets are grouped and evaluated for impairment at the lowest level at which cash flows are identifiable, which is generally at a store level. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. Estimating future cash flows requires us to make assumptions and to apply judgment, including forecasting future sales, costs and useful lives of assets. Significant judgment is also involved in selecting the appropriate discount rate to be applied in determining the estimated fair value of an asset. The discount rate is commensurate with the risk that selected market participants would assign to the estimated cash flows. The selected market participants represent a group of other retailers with a store footprint similar to ours.

The following table presents the non-financial assets measured at estimated fair value on a non-recurring basis and any resulting realized losses included in earnings. Because long-lived assets are not measured at fair value on a recurring basis, certain carrying amounts and fair value measurements presented in the table may reflect values at earlier measurement dates and may no longer represent the fair values at January 30, 2010.

Fair Value Measurements — Non-Recurring Basis	Long-Lived Assets Held-for-Use
	(In thousands)
For the twelve months ended January 30, 2010:	
Fair value measurement	$ 1,302
Carrying amount	20,775
Realized loss	$(19,473)

The realized loss is reflected as "Asset impairment charges" in the consolidated statement of earnings and relates to impaired store assets for 145 Men's Wearhouse and Tux stores and 12 K&G stores. Refer to *"Impairment of Long-Lived Assets"* in Note 1 for additional information.

10. MANUFACTURING FACILITY CLOSURE

On March 3, 2008, we announced that Golden Brand Clothing (Canada) Ltd., an indirect wholly owned subsidiary of the Company, intended to close its Montreal, Quebec-based manufacturing facility. The facility was closed on July 11, 2008.

In fiscal 2008, we recognized pretax costs of $10.0 million for closure of the facility, including $6.6 million for severance payments, $1.1 million for the write-off of fixed assets, $1.6 million for lease termination payments and $0.7 million for other costs related to closing the facility. These charges are included in "Selling, general and administrative expenses" in our consolidated statement of earnings. No charges were recognized during fiscal 2009. Net cash payments of $1.0 million and $7.2 million, related to the closure of the facility were made in fiscal 2009 and 2008, respectively. The payments made in fiscal 2009 and the accrued balance of $0.1 million at January 30, 2010 for closure of the facility relate to the remaining lease termination payments which will be paid over the remaining term of the lease through February 2010.

The following table details information related to pretax charges recorded during fiscal 2009 related to the closure of the Montreal manufacturing facility (in thousands):

Accrued costs at January 31, 2009	$ 971
Net cash payments	(993)
Translation adjustment	113
Accrued costs at January 30, 2010	$ 91

11. SUPPLEMENTAL SALES INFORMATION

	Fiscal Year		
	2009	2008	2007
		(In thousands)	
Net sales:			
Men's tailored clothing product	$ 761,752	$ 779,950	$ 847,715
Men's non-tailored clothing product	597,667	648,389	720,037
Ladies clothing product	74,494	65,866	68,189
Corporate apparel and uniform product	13,473	21,499	20,226
Total clothing product	1,447,386	1,515,704	1,656,167
Tuxedo rental services	334,068	329,951	325,272
Alteration services	106,063	104,115	109,227
Retail dry cleaning services	22,058	22,648	21,892
Total alteration and other services	128,121	126,763	131,119
Total net sales	$1,909,575	$1,972,418	$2,112,558
Net sales by brand:			
MW (including After Hours from April 10, 2007)(1)	$1,281,847	$1,322,003	$1,413,324
K&G	370,148	376,033	407,798
Moores	222,049	230,235	249,655
MW Cleaners(2)	22,058	22,648	21,555
Twin Hill(3)	13,473	21,499	20,226
	$1,909,575	$1,972,418	$2,112,558

(1) MW includes Men's Wearhouse and Men's Wearhouse and Tux stores.

(2) MW Cleaners is our retail dry cleaning and laundry facilities in Houston, Texas.

(3) Twin Hill is our corporate apparel and uniform program.

12. COMMITMENTS AND CONTINGENCIES

Lease commitments

We lease retail business locations, office and warehouse facilities, copier equipment and automotive equipment under various noncancelable capital and operating leases expiring in various years through 2027. Rent expense for operating leases for fiscal 2009, 2008 and 2007 was $158.7 million, $158.5 million and $150.0 million, respectively, and includes contingent rentals of $0.3 million, $0.4 million and $0.8 million, respectively. Sublease rentals of $0.7 million were received in fiscal 2009 and in fiscal 2008. Sublease rentals of $0.1 million were received in fiscal 2007. The total minimum future rentals to be received under noncancelable subleases as of January 30, 2010 are $1.3 million. Minimum future rental payments under noncancelable capital and operating leases as of January 30, 2010 for each of the next five years and in the aggregate are as follows (in thousands):

Fiscal Year	Operating Leases	Capital Leases
2010	$151,151	$ 864
2011	132,641	723
2012	114,069	514
2013	97,576	449
2014	78,937	307
Thereafter	159,331	134
Total	$733,705	2,991
Amounts representing interest		(406)
Capital lease obligations		$2,585

Leases on retail business locations specify minimum rentals plus common area maintenance charges and possible additional rentals based upon percentages of sales. Most of the retail business location leases provide for renewal options at rates specified in the leases. In the normal course of business, these leases are generally renewed or replaced by other leases.

In February 2010, we entered into several 60-month noncancelable capital leases for certain automotive equipment used for product distribution. Total minimum future rental payments under these leases, excluded from the table above, are approximately $1.5 million, including $0.3 million in interest, resulting in a net capital lease obligation of $1.2 million. The minimum future rental payments under these leases, which are excluded from the table above, are approximately $0.3 million for each of the fiscal years 2010, 2011, 2012, 2013, 2014 and none thereafter.

At January 30, 2010, the gross capitalized balance and the accumulated amortization balance of our capital lease assets was $4.6 million and $2.1 million, respectively, resulting in a net capitalized value of $2.5 million. At January 31, 2009, the gross capitalized balance and the accumulated amortization balance of our capital lease assets was $4.2 million and $2.5 million, respectively, resulting in a net capitalized value of $1.7 million. Amortization expense was $1.0 million, $1.4 million and $1.5 million in fiscal 2009, 2008 and 2007, respectively, and is included in depreciation expense in the consolidated statement of earnings. These assets are included in furniture, fixtures and equipment on the consolidated balance sheet. The deferred liability balance of these capital lease assets is included in deferred taxes and other liabilities on the consolidated balance sheet.

Legal matters

On October 8, 2009, the Company was named in a federal securities class action lawsuit filed in the United States District Court for the Southern District of Texas, Houston Division. The case is styled *Material Yard Workers Local 1175 Benefit Funds, et al. v. The Men's Wearhouse, Inc.*, Case No. 4:09-cv-03265. The class period alleged in the complaint runs from March 7, 2007 to January 9, 2008. The primary allegations are that the Company issued false and misleading press releases regarding its guidance for fiscal year 2007 on various occasions during the alleged class period. The complaint seeks damages based on the decline in the Company's stock price following the announcement of lowered guidance on Oct. 10, 2007, Nov. 28, 2007, and Jan. 9, 2008. The case is in its early stages and discovery has not begun. The Company believes the lawsuit is without merit and intends to mount a vigorous defense; we are unable to determine the likely outcome at this time.

We are involved in various routine legal proceedings, including ongoing litigation, incidental to the conduct of our business. Management believes that none of these matters will have a material adverse effect on our financial position, results of operations or cash flows.

13. QUARTERLY RESULTS OF OPERATIONS (Unaudited)

Our quarterly results of operations reflect all adjustments, consisting only of normal, recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The consolidated results of operations by quarter for the 2009 and 2008 fiscal years are presented below (in thousands, except per share amounts):

	Fiscal 2009 Quarters Ended			
	May 2, 2009	August 1, 2009	October 31, 2009	January 30, 2010
Net sales	$464,134	$526,208	$462,015	$457,218
Gross margin	187,989	237,788	202,674	169,275
Net earnings (loss)	$ 5,256	$ 39,485	$ 19,685	$ (18,918)
Net earnings (loss) per common share:				
Basic	$ 0.10	$ 0.75	$ 0.37	$ (0.36)
Diluted	$ 0.10	$ 0.75	$ 0.37	$ (0.36)

	Fiscal 2008 Quarters Ended			
	May 3, 2008	August 2, 2008	November 1, 2008	January 31, 2009
Net sales	$491,096	$545,289	$459,673	$476,360
Gross margin	211,755	253,043	202,724	182,990
Net earnings	$ 9,943	$ 32,825	$ 14,587	$ 1,489
Net earnings per common share:				
Basic	$ 0.19	$ 0.64	$ 0.28	$ 0.03
Diluted	$ 0.19	$ 0.63	$ 0.28	$ 0.03

Due to the method of calculating weighted average common shares outstanding, the sum of the quarterly per share amounts may not equal earnings per share for the respective years.

As discussed in Note 1 under "*Impairment of Long-Lived Assets*," we recognized pretax non-cash asset impairment charges related to store assets of $19.5 million in the fourth quarter of fiscal 2009 and $1.8 million in the fourth quarter of fiscal 2008.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on this evaluation, the CEO and CFO have concluded that, as of the end of such period, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports filed or submitted under the Exchange Act, within the time periods specified in the SEC's rules and forms.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2009 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework*. Based on such assessment, management concluded that, as of January 30, 2010, our internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of our internal control over financial reporting as of January 30, 2010 has been audited by Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this report, as stated in their report dated March 31, 2010, which follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Men's Wearhouse, Inc.
Houston, Texas

We have audited the internal control over financial reporting of The Men's Wearhouse, Inc. and subsidiaries (the "Company") as of January 30, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 30, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended January 30, 2010 of the Company and our report dated March 31, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 31, 2010

ITEM 9B. *OTHER INFORMATION*

None

PART III

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Except as set forth below, the information required by this Item is incorporated herein by reference from our Proxy Statement for the Annual Meeting of Shareholders to be held June 16, 2010.

The Company has adopted a Code of Ethics for Senior Management which applies to the Company's Chief Executive Officer and all Presidents, Chief Financial Officers, Principal Accounting Officers, Executive Vice Presidents and other designated financial and operations officers. A copy of such policy is posted on the Company's website, www.menswearhouse.com, under the heading "Corporate Governance".

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this Item is incorporated herein by reference from our Proxy Statement for the Annual Meeting of Shareholders to be held June 16, 2010.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The following table sets forth certain equity compensation plan information for the Company as of January 30, 2010.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	1,796,934	15.63	1,154,904
Equity Compensation Plans Not Approved by Security Holders(1)	352,104	14.89	—
Total	2,149,038	15.51	1,154,904

(1) The Company has adopted the 1998 Key Employee Stock Option Plan (the "1998 Plan") which, as amended, provides for the grant of options to purchase up to 3,150,000 shares of the Company's common stock to full-time key employees (excluding executive officers), of which 331,104 shares are to be issued upon the exercise of outstanding options. No awards have been available for grant under the 1998 Plan since February 2008. Options granted under the 1998 Plan must be exercised within ten years from the date of grant. Unless otherwise provided by the Stock Option Committee, options granted under the 1998 Plan vest at the rate of 1/3 of the shares covered by the grant on each of the first three anniversaries of the date of grant and may not be issued at a price less than 50% of the fair market value of our stock on the date of grant. However, a significant portion of options granted under the 1998 Plan vest annually in varying increments over a period from one to ten years.

The Company entered into consulting arrangements with certain individuals and issued to them options to purchase an aggregate of 48,000 shares at an exercise price of $10.65, of which 21,000 shares remain unexercised.

The additional information required by Item 12 is incorporated herein by reference from the Company's Proxy Statement for its Annual Meeting of Shareholders to be held June 16, 2010.

ITEM 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE***

The information required by this Item is incorporated herein by reference from our Proxy Statement for the Annual Meeting of Shareholders to be held June 16, 2010.

ITEM 14. ***PRINCIPAL ACCOUNTANT FEES AND SERVICES***

The information required by this Item is incorporated herein by reference from our Proxy Statement for the Annual Meeting of Shareholders to be held June 16, 2010.

PART IV

ITEM 15. ***EXHIBITS AND FINANCIAL STATEMENT SCHEDULES***

(a) 1. *Financial Statements*

The following consolidated financial statements of the Company are included in Part II, Item 8:

2. *Financial Statement Schedules*

Schedule II — Valuation and Qualifying Accounts

The Men's Wearhouse, Inc.

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts(4)	Deductions from Reserve(2)	Translation Adjustment	Balance at End of Period
			(In thousands)			
Allowance for uncollectible accounts(1):						
Year ended January 30, 2010	$ 243	$ 249	$ —	$(111)	$ —	$ 381
Year ended January 31, 2009	320	262	—	(338)	(1)	243
Year ended February 2, 2008	235	178	—	(100)	7	320
Allowance for sales returns(1)(3):						
Year ended January 30, 2010	$ 433	$ 12	$ (44)	$ —	$ —	$ 401
Year ended January 31, 2009	491	39	(97)	—	—	433
Year ended February 2, 2008	521	73	(103)	—	—	491
Inventory reserves(1):						
Year ended January 30, 2010	$6,681	$(2,314)	$ —	$ —	$ 256	$4,623
Year ended January 31, 2009	6,940	283	—	—	(542)	6,681
Year ended February 2, 2008	7,571	(1,085)	—	—	454	6,940

(1) The allowance for uncollectible accounts, the allowance for sales returns and the inventory reserves are evaluated at the end of each fiscal quarter and adjusted based on the evaluation.

(2) Consists primarily of write-offs of bad debt.

(3) Allowance for sales returns is included in accrued expenses.

(4) Deduction (addition) to net sales.

All other schedules are omitted because they are not applicable or because the required information is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits*

Exhibit Number	Exhibit
3.1	— Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 1994).
3.2	— Articles of Amendment to the Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1999).
3.3	— Fourth Amended and Restated Bylaws (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 28, 2010).
4.1	— Restated Articles of Incorporation (included as Exhibit 3.1).
4.2	— Form of Common Stock certificate (incorporated by reference from Exhibit 4.3 to the Company's Registration Statement on Form S-1 (Registration No. 33-45949)).
4.3	— Articles of Amendment to the Restated Articles of Incorporation (included as Exhibit 3.2).
4.4	— Fourth Amended and Restated Bylaws (included as Exhibit 3.3).
4.5	— Amended and Restated Credit Agreement, dated as of December 21, 2005, by and among The Men's Wearhouse, Inc., Moores The Suit People Inc., Golden Brand Clothing (Canada) Ltd., the financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A. as Canadian Agent (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on December 27, 2005).

Exhibit Number	Exhibit
4.6	— Agreement and Amendment to Amended and Restated Credit Agreement effective as of January 31, 2007, by and among the Company, Moores The Suit People Inc., Golden Brand Clothing (Canada) Ltd., the financial institutions from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on February 7, 2007).
*10.1	— 1992 Non-Employee Director Stock Option Plan (As Amended and Restated Effective January 1, 2004), including forms of stock option agreement and restricted stock award agreement (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 18, 2005).
*10.2	— Stock Agreement dated as of March 23, 1992, between the Company and George Zimmer (incorporated by reference from Exhibit 10.13 to the Company's Registration Statement on Form S-1 (Registration No. 33-45949)).
*10.3	— Split-Dollar Agreement and related Split-Dollar Collateral Assignment dated November 25, 1994 between the Company, George Zimmer and David Edwab, Co-Trustee of the Zimmer 1994 Irrevocable Trust (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1995).
*10.4	— 1996 Long-Term Incentive Plan (As Amended and Restated Effective April 1, 2008) (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 2008), and the forms of stock option agreement, restricted stock award agreement and deferred stock unit award agreement (incorporated by reference from Exhibit 10.20 to the Company's Current Report on Form 8-K filed with the Commission on March 18, 2005).
*10.5	— 1998 Key Employee Stock Option Plan (incorporated by reference from Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998).
*10.6	— First Amendment to 1998 Key Employee Stock Option Plan (incorporated by reference from Exhibit 4.1 to the Company's Registration Statement on Form S-8 (Registration No. 333-80033)).
*10.7	— Second Amendment to 1998 Key Employee Stock Option Plan (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2000).
*10.8	— Split-Dollar Agreement and related Split-Dollar Collateral Assignment dated May 25, 1995, by and between the Company and David H. Edwab (incorporated by reference from Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002).
*10.9	— Split-Dollar Agreement and related Split-Dollar Collateral Assignment dated May 25, 1995, between the Company, David H. Edwab and George Zimmer, Co-Trustee of the David H. Edwab 1995 Irrevocable Trust (incorporated by reference from Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002).
*10.10	— First Amendment to Split-Dollar Agreement dated January 17, 2002, between the Company, David H. Edwab and George Zimmer, Trustee of the David H. Edwab 1995 Irrevocable Trust (incorporated by reference from Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002).
*10.11	— Third Amended and Restated Employment Agreement effective as of January 1, 2009, by and between the Company and David H. Edwab (incorporated by reference from Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009).
*10.12	— 2004 Long-Term Incentive Plan (As Amended and Restated Effective April 1, 2008) (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on June 27, 2008).
*10.13	— Split-Dollar Agreement dated as of June 21, 2006, by and between The Men's Wearhouse, Inc. and George Zimmer (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 2006).

Exhibit Number	Exhibit
*10.14	— Forms of Deferred Stock Unit Award Agreement (non-employee director) and Restricted Stock Award Agreement (non-employee director) under The Men's Wearhouse, Inc. 2004 Long-Term Incentive Plan (as amended and restated effective April 1, 2008) (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 28, 2009).
*10.15	— Form of Change in Control Agreement entered into effective as of May 15, 2009, by and between The Men's Wearhouse, Inc. and each of George Zimmer, David Edwab, Neill P. Davis, Douglas S. Ewert, Charles Bresler, Ph.D., William Silveira, James Zimmer, Gary Ckodre, Diana Wilson and Carole Souvenir (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 20, 2009).
*10.16	— The Men's Wearhouse, Inc. Change in Control Severance Plan (As Amended and Restated Effective October 1, 2009) (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on October 27, 2009).
*10.17	— Forms of Deferred Stock Unit Award Agreement, Restricted Stock Award Agreement and Nonqualified Stock Option Award Agreement (each for executive officers) under The Men's Wearhouse, Inc. 2004 Long-Term Incentive Plan (as amended and restated effective April 1, 2008) (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 10-Q filed with the Commission on December 9, 2009).
21.1	— Subsidiaries of the Company (filed herewith).
23.1	— Consent of Deloitte & Touche LLP, independent auditors (filed herewith).
31.1	— Certification of Annual Report Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the Chief Executive Officer (filed herewith).
31.2	— Certification of Annual Report Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the Chief Financial Officer (filed herewith).
32.1	— Certification of Annual Report Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by the Chief Executive Officer (filed herewith).
32.2	— Certification of Annual Report Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by the Chief Financial Officer (filed herewith).

* Management Compensation or Incentive Plan

The Company will furnish a copy of any exhibit described above to any beneficial holder of its securities upon receipt of a written request therefore, provided that such request sets forth a good faith representation that, as of the record date for the Company's 2010 Annual Meeting of Shareholders, such beneficial holder is entitled to vote at such meeting, and provided further that such holder pays to the Company a fee compensating the Company for its reasonable expenses in furnishing such exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE MEN'S WEARHOUSE, INC.

By /s/ GEORGE ZIMMER

George Zimmer
Chairman of the Board and
Chief Executive Officer

Dated: March 31, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GEORGE ZIMMER George Zimmer	Chairman of the Board, Chief Executive Officer and Director	March 31, 2010
/s/ NEILL P. DAVIS Neill P. Davis	Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer	March 31, 2010
/s/ DIANA M. WILSON Diana M. Wilson	Senior Vice President, Chief Accounting Officer and Principal Accounting Officer	March 31, 2010
/s/ DAVID H. EDWAB David H. Edwab	Vice Chairman of the Board and Director	March 31, 2010
/s/ RINALDO S. BRUTOCO Rinaldo S. Brutoco	Director	March 31, 2010
/s/ MICHAEL L. RAY Michael L. Ray	Director	March 31, 2010
/s/ SHELDON I. STEIN Sheldon I. Stein	Director	March 31, 2010
/s/ LARRY R. KATZEN Larry R. Katzen	Director	March 31, 2010
/s/ DEEPAK CHOPRA Deepak Chopra	Director	March 31, 2010
/s/ WILLIAM B. SECHREST William B. Sechrest	Director	March 31, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit
3.1	— Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 1994).
3.2	— Articles of Amendment to the Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1999).
3.3	— Fourth Amended and Restated Bylaws (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 28, 2010).
4.1	— Restated Articles of Incorporation (included as Exhibit 3.1).
4.2	— Form of Common Stock certificate (incorporated by reference from Exhibit 4.3 to the Company's Registration Statement on Form S-1 (Registration No. 33-45949)).
4.3	— Articles of Amendment to the Restated Articles of Incorporation (included as Exhibit 3.2).
4.4	— Fourth Amended and Restated Bylaws (included as Exhibit 3.3).
4.5	— Amended and Restated Credit Agreement, dated as of December 21, 2005, by and among The Men's Wearhouse, Inc., Moores The Suit People Inc., Golden Brand Clothing (Canada) Ltd., the financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A. as Canadian Agent (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on December 27, 2005).
4.6	— Agreement and Amendment to Amended and Restated Credit Agreement effective as of January 31, 2007, by and among the Company, Moores The Suit People Inc., Golden Brand Clothing (Canada) Ltd., the financial institutions from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on February 7, 2007).
*10.1	— 1992 Non-Employee Director Stock Option Plan (As Amended and Restated Effective January 1, 2004), including forms of stock option agreement and restricted stock award agreement (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 18, 2005).
*10.2	— Stock Agreement dated as of March 23, 1992, between the Company and George Zimmer (incorporated by reference from Exhibit 10.13 to the Company's Registration Statement on Form S-1 (Registration No. 33-45949)).
*10.3	— Split-Dollar Agreement and related Split-Dollar Collateral Assignment dated November 25, 1994 between the Company, George Zimmer and David Edwab, Co-Trustee of the Zimmer 1994 Irrevocable Trust (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1995).
*10.4	— 1996 Long-Term Incentive Plan (As Amended and Restated Effective April 1, 2008) (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 2008), and the forms of stock option agreement, restricted stock award agreement and deferred stock unit award agreement (incorporated by reference from Exhibit 10.20 to the Company's Current Report on Form 8-K filed with the Commission on March 18, 2005).
*10.5	— 1998 Key Employee Stock Option Plan (incorporated by reference from Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998).
*10.6	— First Amendment to 1998 Key Employee Stock Option Plan (incorporated by reference from Exhibit 4.1 to the Company's Registration Statement on Form S-8 (Registration No. 333-80033)).
*10.7	— Second Amendment to 1998 Key Employee Stock Option Plan (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2000).
*10.8	— Split-Dollar Agreement and related Split-Dollar Collateral Assignment dated May 25, 1995, by and between the Company and David H. Edwab (incorporated by reference from Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002).

Exhibit Number		Exhibit
*10.9	—	Split-Dollar Agreement and related Split-Dollar Collateral Assignment dated May 25, 1995, between the Company, David H. Edwab and George Zimmer, Co-Trustee of the David H. Edwab 1995 Irrevocable Trust (incorporated by reference from Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002).
*10.10	—	First Amendment to Split-Dollar Agreement dated January 17, 2002, between the Company, David H. Edwab and George Zimmer, Trustee of the David H. Edwab 1995 Irrevocable Trust (incorporated by reference from Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002).
*10.11	—	Third Amended and Restated Employment Agreement effective as of January 1, 2009, by and between the Company and David H. Edwab (incorporated by reference from Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009).
*10.12	—	2004 Long-Term Incentive Plan (As Amended and Restated Effective April 1, 2008) (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on June 27, 2008).
*10.13	—	Split-Dollar Agreement dated as of June 21, 2006, by and between The Men's Wearhouse, Inc. and George Zimmer (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 2006).
*10.14	—	Forms of Deferred Stock Unit Award Agreement (non-employee director) and Restricted Stock Award Agreement (non-employee director) under The Men's Wearhouse, Inc. 2004 Long-Term Incentive Plan (as amended and restated effective April 1, 2008) (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 28, 2009).
*10.15	—	Form of Change in Control Agreement entered into effective as of May 15, 2009, by and between The Men's Wearhouse, Inc. and each of George Zimmer, David Edwab, Neill P. Davis, Douglas S. Ewert, Charles Bresler, Ph.D., William Silveira, James Zimmer, Gary Ckodre, Diana Wilson and Carole Souvenir (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 20, 2009).
*10.16	—	The Men's Wearhouse, Inc. Change in Control Severance Plan (As Amended and Restated Effective October 1, 2009) (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on October 27, 2009).
*10.17	—	Forms of Deferred Stock Unit Award Agreement, Restricted Stock Award Agreement and Nonqualified Stock Option Award Agreement (each for executive officers) under The Men's Wearhouse, Inc. 2004 Long-Term Incentive Plan (as amended and restated effective April 1, 2008) (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 10-Q filed with the Commission on December 9, 2009).
21.1	—	Subsidiaries of the Company (filed herewith).
23.1	—	Consent of Deloitte & Touche LLP, independent auditors (filed herewith).
31.1	—	Certification of Annual Report Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the Chief Executive Officer (filed herewith).
31.2	—	Certification of Annual Report Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the Chief Financial Officer (filed herewith).
32.1	—	Certification of Annual Report Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by the Chief Executive Officer (filed herewith).
32.2	—	Certification of Annual Report Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by the Chief Financial Officer (filed herewith).

---

* Management Compensation or Incentive Plan

Exhibit 31.1

Certifications

I, George Zimmer, certify that:

1. I have reviewed this annual report on Form 10-K of The Men's Wearhouse, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2010

By /s/ GEORGE ZIMMER
George Zimmer
Chief Executive Officer

Exhibit 31.2

Certifications

I, Neill P. Davis, certify that:

1. I have reviewed this annual report on Form 10-K of The Men's Wearhouse, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2010

By /s/ NEILL P. DAVIS
Neill P. Davis
Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer

Exhibit 32.1

Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

Not Filed Pursuant to the Securities Exchange Act of 1934

In connection with the Annual Report of The Men's Wearhouse, Inc. (the "Company") on Form 10-K for the year ended January 30, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, George Zimmer, Chief Executive Officer of the Company, certify, pursuant to 18 U. S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2010

By /s/ GEORGE ZIMMER
George Zimmer
Chief Executive Officer

Exhibit 32.2

Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

Not Filed Pursuant to the Securities Exchange Act of 1934

In connection with the Annual Report of The Men's Wearhouse, Inc. (the "Company") on Form 10-K for the year ended January 30, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Neill P. Davis, Chief Financial Officer of the Company, certify, pursuant to 18 U. S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2010

By /s/ NEILL P. DAVIS
Neill P. Davis
Executive Vice President, Chief Financial Officer,
Treasurer and Principal Financial Officer

Board of Directors

George Zimmer
Chairman of the Board
& Chief Executive Officer

David H. Edwab
Vice Chairman of the Board

Rinaldo S. Brutoco * !
Director, President & Chief Executive Officer, ShangriLa Consulting, Inc.

Deepak Chopra, M.D. !
Director, Chief Executive Officer & Founder, The Chopra Center for Well Being

Larry R. Katzen * †
Director

Michael L. Ray !
Director, Professor, Stanford University

William B. Sechrest * † **
Director

Sheldon I. Stein ! †
Vice Chairman, Head of Southwest
Investment Banking
Bank of America Merrill Lynch

* Audit committee member
† Compensation committee member
! Nominating and Corporate Governance Committee
** Lead Director

Senior Management

Douglas S. Ewert
President & Chief Operating Officer

Charles Bresler, Ph.D.
Executive Vice President,
Marketing & Human Resources

Gary G. Ckodre
Executive Vice President, Distribution,
Logistics & Tuxedo Operations
& Chief Compliance Officer

Neill P. Davis
Executive Vice President,
Chief Financial Officer, Treasurer
& Principal Financial Officer

Mark Neutze
Executive Vice President, Stores,
Men's Wearhouse

William C. Silveira
Executive Vice President, Manufacturing

Carole L. Souvenir
Executive Vice President, Employee
Relations & Chief Legal Officer

Dean A. Speranza
Executive Vice President, Stores,
Men's Wearhouse

Diane Ridgway-Cross
Senior Vice President,
Chief Marketing Officer

Diana M. Wilson
Senior Vice President, Chief Accounting
Officer & Principal Accounting Officer

James E. Zimmer
Senior Vice President, Merchandising,
Men's Wearhouse

Jamie R. Bragg
Senior Vice President, Tuxedo Distribution

Thomas L. Jennings
Senior Vice President, Real Estate

William Melvin
Senior Vice President, Chief Information Officer

Scott Norris
Senior Vice President & General Merchandise
Manager, Men's Wearhouse

David Stevens
Senior Vice President, Distribution & Logistics

James D. Young
Senior Vice President, Distribution

Mary Beth Blake
President, K&G

Bill Evans
Senior Vice President, Stores, K&G

Dave Starrett
President, Moores Retail Store Operations

Mike E. Nesbit
President, MW Cleaners

Howard Wecksler
President, TwinHill

Corporate & Distribution Offices
6380 Rogerdale Rd.
Houston, Texas 77072
(281) 776-7000

Executive Offices
40650 Encyclopedia Circle
Fremont, California 94538
(510) 657-9821

Annual Meeting
June 16, 2010, 11:00 a.m., PDT
The Men's Wearhouse
40650 Encyclopedia Circle
Fremont, California 94538
(510) 657-9821

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Houston, Texas

Outside Counsel
Fulbright & Jaworski L.L.P.
Houston, Texas

Transfer Agent And Registrar
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
(718) 921-8200

Form 10-K
A copy of the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained without charge by writing:

The Men's Wearhouse, Inc.
c/o Investor Relations
6380 Rogerdale Rd.
Houston, Texas 77072



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